Realizing the Promise



Schering-Plough's combination with Organon BioSciences offers the promise of a stronger, better company, able to do more for the patients and customers we serve.

Schering-Plough

Schering-Plough Company Overview 2008

ON THE COVER:

Betsy Chandler holds her 7-week-old daughter, Katherine, in their Boonton, N.J., home. Betsy and her husband, Terry, tried for years to have a baby, finally achieving success after using the fertility treatment FOLLISTIM AQ Cartridge and with the help of specialists at The Institute for Reproductive Medicine and Science at Saint Barnabas in Livingston, N.J. FOLLISTIM is one of the products Schering-Plough acquired through its combination with Organon BioSciences, completed in November 2007. See story on page 8.

"The potential of our new combined company is profound. Now we have the opportunity to realize that promise."

Fred Hassan, Chairman and Chief Executive Officer

Schering-Plough is an innovation-driven, science-centered global health care company. Our goal is to provide a steady flow of valuable medicines and services while earning the trust of the physicians, patients and other customers we serve. Today, our company is at an exciting point in the transformation that began in 2003 under a five-stage Action Agenda. A pivotal step in that transformation came in November 2007, when we acquired Organon BioSciences, with its Organon human health and Intervet animal health businesses. Through this combination and other achievements, we are gaining greater depth and breadth across our prescription pharmaceutical, consumer and animal health products. As we work to build the foundation for long-term high performance, we remain committed to business integrity, quality and compliance in everything we do.

Realizing the Promise

A MESSAGE FROM THE CEO

New Thinking. New Capabilities. New Urgency.

At Schering-Plough, that's our mind-set. We see our work as a journey of continuous transformation. When health care is changing as fast as it is today around the world, this mind-set – along with a strong sense of humility – gives us a special edge. It helps us get in tune, and stay in tune, with the people who count on us.

Our acquisition of Organon BioSciences of the Netherlands in November of last year began perhaps the most important and exciting chapter in our company's 80-year history.

Through our combination, we have become a world-class company in women's health and fertility treatment, expanding on our existing core human pharmaceutical strengths in cardiovascular care, immunology, respiratory care and oncology.

We also have become stronger in central nervous system therapies, including two novel, late-stage compounds: sugammadex, which could be the most important innovation in anesthesia in over 30 years, and asenapine, for schizophrenia and bipolar disorder. Both of these compounds have the potential to address major, urgent unmet medical needs. They come out of our newly acquired laboratories in Newhouse, Scotland.

Those and other projects give us one of the strongest late-stage human pharmaceuticals pipelines among our peer group companies. Also, thanks to our combination, we have an even more powerful R&D engine. We now invest about $3 billion a year in R&D. We are especially proud of our talented science and technology teams. These are the people who create the health breakthroughs of today, and tomorrow.

What's also exciting is the leading animal health unit that has been forged through our combination. We create important pharmaceutical treatments for livestock and companion animals. We are also a world leader in animal vaccines and biologic treatments. By improving the food supply and improving the lives of pets, our animal health unit is ultimately doing good things for tens of millions of people worldwide.

Our animal health R&D could also transform health care for humans. We are investing in an ambitious project to translate vaccine technologies created for animal health into new and better vaccines for human diseases.



Fred Hassan,
Chairman and Chief Executive Officer

We are entering the most important and exciting chapter in our company's history. With a mind-set of continuous transformation, we are reinventing ourselves – to make the most of our enormous opportunities, and to master some big challenges.

This is a challenging time for everyone involved in health care – not least for health care professionals and their patients. We are determined to play our part in rising to the challenges. This includes championing policies and health delivery systems that do the right things for the patients – for the long term.

For a company such as ours, one of the biggest challenges is to drive a continuing flow of new treatments for enormously difficult diseases, such as Alzheimer's and cancer, at a time when short-term political pressures are discouraging investors from making the risky, billion-dollar investments in innovation that are needed.

To keep our company relevant and successful in this challenging environment, we are seizing the opportunity of our combination to rethink our company across the board. From improving the efficiency of our manufacturing processes, to streamlining the complex, expensive and risky process of turning a molecule into a new medicine and getting it to patients, we are taking a fresh look at everything we do. We have the courage to change and to reinvent.

This can best happen in a high-performance company culture, one where people feel engaged, committed and part of a winning team. We believe we are making steady progress in creating that kind of culture. We encourage our people to collaborate across units and geographies. We value passionate drivers who turn dreams into reality. As CEO, I work hard to stay close to the people at the front lines and their managers. Our goal is to operate like a small company, inside a big company.

When I speak with our people around the world, they tell me that they see our work as a noble cause. They see themselves forging a special kind of company, one that can make a profound difference to the health of this generation, of our children, and of our children's children.

Our people make me proud, and also confident. Together, I believe we can realize the great promise of our combined company to do good things for all those who count on us – for the long term.

Sincerely,

Fred Hassan

Fred Hassan
Chairman and Chief Executive Officer



CEO Fred Hassan (left) talks with colleagues from Schering-Plough's global animal health business at the 2008 North American Veterinary Conference in Orlando, Fla. Nelson Diaz, D.V.M., is a technical services manager in Summit, N.J., and Ann Margaret Cleary is a Detroit-based senior territory representative for the Companion Animal business unit.



Feridun Mert Bakirci of Istanbul, Turkey, takes Inegy, available in the U.S. as Vytorin, to help control his high cholesterol.


INEGY

Inegy, a cholesterol-lowering medicine known as Vytorin in the U.S., contains Zetia (ezetimibe) and Merck & Co., Inc.'s statin Zocor (simvastatin).



Foods high in saturated fat are one source of cholesterol. But cholesterol is also produced naturally by the liver, with heredity playing a role in how much is produced.



Ezetimibe works in the digestive tract to help block the absorption of LDL ("bad") cholesterol.

Controlling Cholesterol

Heart disease is a major health problem in most developed countries. An important risk factor involves high levels of LDL cholesterol in the blood. For people with high LDL cholesterol, like Feridun Mert Bakirci, an assistant pharmacist in Istanbul, Turkey, doctors first recommend a healthy diet and regular exercise. If that is not enough, then medicine is often prescribed. "My doctor suggested lifestyle changes," says Bakirci, "and then after trying another medicine he prescribed INEGY," known as VYTORIN in the U.S. "Starting every new day reminds me there is a lot more to do in this life," he says, "and I look forward to doing it."



Simvastatin reduces the amount of cholesterol produced naturally in the liver.


PRODUCED IN LIVER
ABSORBED BY INTESTINE
peripheral tissue
liver
small intestine
VYTORIN / INEGY
DUAL INHIBITION

The plasma cholesterol pool is continuously supplied by both production and intestinal absorption.

VYTORIN / INEGY works to lower LDL cholesterol two ways: by reducing the amount produced in the liver and by inhibiting its absorption in the intestine.

Helping Fertility

"For my husband and me, the transition from being a couple to becoming a family wasn't easy," says Betsy Chandler of Boonton, N.J. "We tried to conceive for years – on our own and with the help of fertility treatments – but nothing was working, and the alarm on my biological clock was starting to go off." After three miscarriages, the Chandlers tried a different approach, *in vitro* fertilization therapy (IVF) with FOLLISTIM AQ Cartridge (follitropin beta injection). It's a fertility hormone developed by Organon, a long-established leader in women's health and a working partner with some of the most-respected fertility experts. This time the pregnancy was successful, and baby Katherine was born in December 2007. As her pediatrician declared, "She's perfect. Absolutely perfect!"





An estimated one in six healthy couples of reproductive age experiences fertility problems. Many can be helped to successfully conceive through new fertility treatments now available.



The most common treatment method to achieve fertilization in assisted reproduction is *in vitro* fertilization (IVF). In IVF, eggs are retrieved from a woman and sperm from a man, with fertilization being achieved in the laboratory; the resulting embryo is then transferred to the woman's uterus.



A treatment course of FOLLISTIM AQ Cartridge, with injections administered at home with the FOLLISTIM / PUREGON PEN, stimulates the growth of follicles in the ovaries and the maturation of eggs.



Betsy Chandler keeps a close watch on her 7-week-old daughter, Katherine, during a routine visit to the pediatrician's office in Denville, N.J.


Follistim

The Follistim Pen is used to deliver follicle stimulating hormone (FSH) produced by recombinant DNA technology.



A healthy single birth is the ultimate goal of Assisted Reproductive Technology.

Speeding Recovery

"Sugammadex creates excitement every time it's discussed," says Professor Rajinder Mirakhur, a renowned anesthesiologist. "There's a real sense of anticipation that this agent has the potential to make a significant difference in how patients recover from anesthesia." Mirakhur is Professor of Anaesthetics at The Queen's University of Belfast, Northern Ireland. He has been a consultant anesthesiologist since 1980 and involved in studying sugammadex since 2000.

To understand the importance of this new agent – and how it could have an impact on everyone in an operating room, from the patient to the anesthesiologist, surgeon and others – some background in surgical procedures and anesthesiology is helpful.

Muscle relaxants, or neuromuscular blocking agents, were introduced to the operating room in the 1940s and have helped improve surgical care by allowing anesthesiologists to use smaller and, therefore, safer doses of general anesthetics. The blocking agents relax the patient's muscles for surgery and facilitate the placement of a breathing tube into the throat for mechanical ventilation. But once surgery has been completed, the immediate priority is to ensure that the patient awakens from the anesthetic-induced sleep as soon as possible. The faster the muscle blockade can be completely reversed, the sooner the patient returns to spontaneous breathing and the quicker a patient can be awakened. This can allow for a quicker exit from the operating and recovery rooms.

"Existing neuromuscular blockade reversal agents do accelerate reversal from neuromuscular blockade, but they can be relatively slow," Mirakhur explains. "One major limitation is that they don't work well if the patient has a deep level of neuromuscular blockade. In this situation, an anesthesiologist must wait and can only administer a reversal agent once the muscle relaxant





Dr. Rajinder Mirakhur, Professor of Anaesthetics at The Queen's University of Belfast, Northern Ireland, is involved in clinical studies of sugammadex.



Muscle relaxants are an essential part of balanced anesthesia, providing muscle relaxation in conjunction with drugs used for pain management and sedation.



Anesthesiologist Dr. Rajinder Mirakhur in an operating room at Royal Hospital, Belfast, Northern Ireland.



Muscle relaxants temporarily block the passage of nerve impulses between a nerve and a muscle, allowing for the placement of breathing tubes in patients and safer surgery.*



A significant drawback to the use of many muscle relaxants in surgery is the amount of time needed for their paralyzing effects to wear off or be reversed.



Sugammadex, a modified γ-cyclodextrin, is designed to encapsulate and neutralize the molecules of certain muscle relaxants.

begins to wear off naturally, which can take from 45 minutes to an hour or more."

Consequently, anesthesiologists are currently somewhat cautious about the total dose of muscle relaxants administered and may be reluctant to maintain the optimal depth of neuromuscular blockade right up until the end of surgery, due to the potentially long wait for the blocking agent to wear off. While this caution can help ensure that the blockade can be reversed within a reasonable period of time, it's not ideal, because deeper muscle relaxation allows for better surgical conditions.

"If we could rapidly and completely reverse deep neuromuscular blockade," says Mirakhur, "surgeons would be spared from having to deal with inadequate muscle relaxation, and anesthesiologists would no longer be faced with patients having blockade that takes too much time to reverse. Sugammadex has the potential to allow us to maintain deep neuromuscular blockade until the very end and then reverse it within a short period of time."

Sugammadex is a novel γ-cyclodextrin compound – a series of sugar molecules connected to form a ring. A pharmacology team conducting research at Organon's facility in Newhouse, Scotland, discovered quite unexpectedly that sugammadex could prevent the neuromuscular blocking agent rocuronium from interacting with its target receptor when administered to patients. This is due to the fact that sugammadex has a unique interaction with certain neuromuscular blocking agents. This interaction allows muscle function to be restored rapidly so that – when used in a surgical setting – patients are able to resume breathing on their own. Sugammadex thus represents an entirely new approach to the reversal of neuromuscular blockade.

In clinical trials, sugammadex has demonstrated the ability to selectively reverse the action of the muscle relaxants rocuronium and vecuronium, which are commonly used in surgery. Importantly, it has also been shown to allow the rapid and complete reversal of even deep neuromuscular blockade.

Sugammadex promises to build on Organon's 40-year tradition of excellence in anesthesiology. In this period, Organon has introduced several innovative products into clinical practice, such as PAVULON (pancuronium bromide), NORCURON (vecuronium bromide), ZEMURON/ESMERON/ESLAX (rocuronium bromide) and TOF-WATCH, an objective monitoring device for detecting levels of muscle relaxation.

A New Drug Application for sugammadex was assigned priority review status in late 2007 by the U.S. Food and Drug Administration. Applications have also been accepted for review by health authorities in Japan and the European Medicines Agency. If approved, sugammadex would become the first in a new class of drugs known as selective relaxant binding agents, potentially opening a new era in neuromuscular blockade management.

* Image: © Torre Lazur McCann München / Illustration Sonja Klebe

Clarityne in China

"I didn't know I had an allergy until about a year ago. I just thought I got colds too easily, or maybe I had asthma. Then I attended an allergy seminar and discovered my problem might be allergies. That was only my self-diagnosis, but the hospital confirmed it. So I tried Clarityne, and now I'm never without it."

JIANG WENJING
SHANGHAI, CHINA

Allergy sufferers like Jiang Wenjing of Shanghai can turn to Claritin allergy products (available as Clarityne in China).



The NuvaRing Option

"We already have two children, so we were looking for a birth control method as effective as 'the Pill' but without the daily regimen. A friend told me about another option – a once-a-month contraceptive ring. After consulting with my physician, I switched to NuvaRing. I love that NuvaRing offers monthly contraception with a single application – use it for three weeks, then take a one-week break. And my husband is also pleased!"

LYETTE WULLEMS
DRUTEN, THE NETHERLANDS

For the past five years, Lyette and Mark Wullems of the Netherlands have counted on NuvaRing for reliable contraception.



The history of HIV/AIDS is one of vast human devastation – and steady medical progress.

Since the human immunodeficiency virus (HIV) was identified in the early 1980s, an estimated 65 million people have been infected with HIV and more than 25 million have died of AIDS, the most advanced stage of infection. Today, more than 33 million people are infected with HIV and, although there is still no cure, the disease no longer carries the short-term death sentence that it once did. Because of innovative treatment advances, HIV has been recast as a chronic disease that, with proper medical care and combination drug therapy, can often be successfully managed on a long-term basis.

"There were very few drugs to treat the virus until 1987, when the first antiretroviral therapy was introduced," explains Jihad Slim, M.D., Division of Infectious Diseases, Saint Michael's Hospital, Newark, N.J. "Now there are more than 20," he says, "and, most recently, a promising new compound – vicriviroc – is being tested here as part of a combination treatment." Saint Michael's is one of the leading centers in the treatment and study of infectious diseases, such as HIV/AIDS and hepatitis, and serves a broad patient population.

By 1997, the medical community had learned that combinations of drugs could be more effective in treating HIV. Clinicians found that two drugs could be better than one, and that lives could be prolonged by better combinations. Subsequently, the standard of care became a viral-suppressive "cocktail," generally viewed as three antiretroviral drugs, administered at the onset of treatment.

This approach, based on multiple agents attacking the virus or preventing its replication, is designed to reduce the virus in the blood to very low levels. "A level that is low enough to be



At Saint Michael's Medical Center in Newark, N.J., Jihad Slim, M.D., treats patients with HIV/AIDS, particularly those with difficult-to-control infections, and tests potential treatments in clinical trials.



In treating HIV/AIDS, a major challenge to achieving sustained suppression of viral replication is the emergence of new mutations and drug resistance.



The body's immune system depends on CD4 positive T-cells to be effective in fighting infections.



HIV can attach to and infect CD4 positive T-cells unless the interaction is effectively blocked.

undetectable is the goal of therapy today," Slim says, "and that correlates with patients having stronger immunity and improved quality of life."

Nonetheless, major challenges remain, and one of these is drug resistance. Patients starting therapy now are likely to remain on the same regimen for only three to seven years before their virus becomes resistant to one or more drugs in the cocktail. Then a new drug combination must be tried. Some people, particularly those who do not consistently adhere to their medication regimen or who receive suboptimal medical care, may develop such broad resistance that few treatment options remain. This serious outcome, along with toxicity issues associated with long-term treatment with some agents, has heightened the need to develop new compounds and treatment approaches.

One of the newest advances is Schering-Plough's vicriviroc, a CCR5 receptor antagonist now in Phase III clinical trials. "Vicriviroc is being studied in a once-a-day dosing regimen," Slim says, "and is part of the more than 20 HIV studies being conducted here at Saint Michael's. The progress we're seeing today – and the new treatment options at hand – are all very exciting."

Vicriviroc belongs to a new class of drugs designed to combat HIV/AIDS by targeting a human protein receptor that the virus uses to enter cells. Rather than seeking to destroy the virus, vicriviroc is intended to shield cells against HIV by blocking attachment to the CCR5 receptor. The goal is to prevent HIV from entering uninfected, specialized cells of the immune system, called CD4 positive T-cells, thus keeping the virus from replicating.

The vicriviroc story began a little more than a decade ago, when researchers identified CCR5, a protein that plays a role in the immune system, as a receptor for HIV. About the same time, it was discovered that people who lacked CCR5 receptors did not become infected with HIV, even after multiple exposures.

Researchers quickly recognized that CCR5 receptors were an important target and began the search for molecules that would block the virus from attaching to those receptors.

In 2000, Schering-Plough became the first company to introduce a CCR5 antagonist into the clinic. That first investigational compound was quickly followed in the clinic by a second drug candidate, vicriviroc, in 2002. A number of Phase II trials to establish the safety, efficacy and dosage of vicriviroc were subsequently completed. In 2007, the company initiated two large, global Phase III clinical trials in treatment-experienced patients, where a single vicriviroc tablet is added daily to an optimized antiretroviral regimen. In 2008, the company also initiated a Phase II study with vicriviroc for use in first-line therapy of treatment-naïve patients.

"The course of treating HIV has been a fascinating evolution, with significant ups and downs," observes Slim. "I became involved with HIV in 1985, but in the early 1990s I started getting pessimistic – our treatments were becoming less effective, resistance was building and a lot of my patients were dying from AIDS. But then new medicines came along, and things began to turn around. In fact, I began to focus more on patients whose HIV was harder to control, including those co-infected with hepatitis C," he says.

"Right now we're in an extremely exciting time," adds Slim. "With all the different targets being explored, with all the different components of the virus that are being attacked by different agents, and with the combinations that are becoming more effective at weakening the virus and reducing its numbers – there has not been a better time to seek treatment. But we still have serious challenges ahead, and we still need new and better medicines."



Vicriviroc is a CCR5 receptor antagonist designed to prevent HIV infection by attaching to the CCR5 receptor on uninfected CD4 positive T-cells.



Vicriviroc is being studied in combination with an optimized ritonavir-boosted, protease-inhibitor (PI/r) antiretroviral regimen.



Rima Abdel-Massih, M.D. (left), Fellow, Infectious Diseases, at Saint Michael's Medical Center, Newark, N.J., with Jihad Slim, M.D.





An enzyme called thrombin is involved in normal hemostasis (good blood clotting, as in wound healing) as well as in the formation of unwanted blood clots that can lead to heart attack, stroke or peripheral arterial disease.



Schering-Plough scientists are developing an oral thrombin receptor antagonist (TRA) to prevent dangerous blood clots. TRA is designed to block the action of thrombin on platelets while not interfering with normal hemostasis.



A natural substance found in the bark of a flowering tree in Australia proved to be the starting point in TRA development.

Vascular Health

"When you come as close as I did to having a major heart attack, it changes your perspective on how to spend your time," explains Quinton Cockrell, a 62-year-old retiree in Trenton, S.C. "I've got five grandchildren, and we plan to spend a lot of time together." Cockrell's cardiovascular history, which includes bypass surgery and stent implantation, made him a candidate to participate in a Phase II clinical trial studying Schering-Plough's thrombin receptor antagonist (TRA). TRA is a novel antiplatelet agent in development to potentially prevent the formation of deadly blood clots, but without adding a significant bleeding risk. "I enrolled in the study because I have a good doctor, who's a good friend, and I thought it would help other people," he says.



Quinton Cockrell of Trenton, S.C., was one of several hundred patients to participate in a clinical trial studying a novel cardiovascular agent, a thrombin receptor antagonist, or TRA.



In a chemical search for the novel molecule, more than 2,000 candidates were designed and synthesized for evaluation. The seven-year effort led to TRA.



TRA, when administered with the current standard of care (usually aspirin and clopidogrel), may further reduce the incidence of major cardiovascular events without incremental bleeding. Studies advanced to Phase III clinical trials in 2007.





Ignacio Ramirez, who runs a modern poultry farm in Querétaro, Mexico, ensures that his chickens are protected against disease by timely vaccinations.

Protecting Animals

Preventive care through vaccinations protects animals from disease, reduces its spread and oftentimes enhances food safety. In the poultry industry, vaccines offer protection against a wide range of pathogens, such as *Salmonella*. "We rely on vaccinations to keep our poultry healthy," says Ignacio Ramirez, who runs a large-scale poultry farm in Querétaro, Mexico. "That's critically important for our business and our customers." In disease prevention, one of the latest advances is the "marker vaccine," which makes it possible for veterinarians to identify previously vaccinated animals. This new tool is helping combat highly infectious livestock diseases, such as foot-and-mouth disease and swine fever, that can take a devastating toll on animals and the industries they support.





Intervet, Schering-Plough's global animal health unit, is one of the world's leading animal health organizations, providing a wide range of pharmaceuticals and vaccines in five animal categories and a variety of fertility treatments for livestock. For companion animals – and the people who love them – the company also offers the HomeAgain microchip U.S. pet recovery network.



Our Products

HUMAN PRESCRIPTION PHARMACEUTICALS

(Therapy areas and products in alphabetical order; not all products listed)


VYTORIN 10/20
ezetimibe/simvastatin
Rx only
312

CARDIOVASCULAR DISEASE

INTEGRILIN (eptifibatide) Injection
For patients with acute coronary syndrome and those undergoing percutaneous coronary intervention

ORGARAN[1] (danaparoid sodium)
Nonheparin antithrombotic

VYTORIN[2] / INEGY / ZINTREPID (ezetimibe/simvastatin)
Cholesterol-lowering medicine containing ZETIA and Merck & Co., Inc.'s statin *Zocor*

ZETIA[3] / EZETROL / ZIENT (ezetimibe)
Novel cholesterol-absorption inhibitor


90 Tablets
Zetia
(ezetimibe) Tablets
10 mg
Rx only

CENTRAL NERVOUS SYSTEM

REMERON SOLTAB (mirtazapine)
Antidepressant

SUBUTEX[1] (buprenorphine) and SUBOXONE[1] (buprenorphine/naloxone)
Treatments for opioid dependency

Anesthesia

NORCURON[1] (vecuronium bromide)
Muscle relaxant

ZEMURON / ESMERON / ESLAX (rocuronium bromide)
Muscle relaxant

IMMUNOLOGY AND INFECTIOUS DISEASE

AVELOX[4] (moxifloxacin)
Fluoroquinolone antibiotic

NOXAFIL (posaconazole)
Oral antifungal for prevention and (in EU) treatment of certain serious invasive fungal infections

PEGINTRON (peginterferon alfa-2b)
Pegylated interferon for chronic hepatitis C

REMICADE[1] (infliximab)
Monoclonal antibody for rheumatoid arthritis, psoriatic arthritis, ankylosing spondylitis, Crohn's disease, ulcerative colitis and psoriasis


100 mg/fiole
REMICADE
INFLIXIMAB
Poudre pour solution
stérile et lyophilisée
10 mg/mL
Modulateur
des réactions biologiques
1 FIOLE
DIN 02244016
* Marque déposée
SCHERING

1 Sold by Schering-Plough outside the U.S. only
2 Managed by a joint venture with Merck & Co., Inc.
3 Managed by a joint venture with Merck & Co. Inc.; in Japan, managed through a collaboration with Bayer Yakuhin Ltd.
4 Sold by Schering-Plough in the U.S. only

See inside back cover for Information on Licensed Products.

ONCOLOGY


NDC 0085-1417-01
250 mg
per capsule
Temodar®
(temozolomide)
Capsules
For Oral Administration
Rx only
THIS PACKAGE CONTAINS
5 CAPSULES

Caelyx[1] (pegylated liposomal doxorubicin HCl injection)
Pegylated liposomal anthracycline for ovarian cancer, Kaposi's sarcoma and metastatic breast cancer

Intron A / Introna (interferon alfa-2b)
Alpha interferon for chronic hepatitis B and C and certain cancers

Temodar / Temodal (temozolomide)
Oral, cytotoxic alkylating agent for certain types of brain tumors


NASONEX

RESPIRATORY

Asmanex Twisthaler (mometasone furoate inhalation powder)
Orally inhaled corticosteroid for asthma

Clarinex / Aerius / Neoclarityn (desloratadine)
Family of nonsedating antihistamines
(some in combination with a decongestant) for allergies

Foradil Aerolizer[4] (formoterol fumarate inhalation powder)
Long-acting beta2-agonist for asthma,
chronic obstructive pulmonary disease and prevention of exercise-induced bronchospasm

Nasonex (mometasone furoate monohydrate)
Nasally inhaled corticosteroid for prevention and treatment of nasal allergy symptoms

Proventil HFA (albuterol sulfate)
Albuterol inhaler for asthma



WOMEN'S HEALTH

Fertility

Follistim / Puregon (follitropin beta)
Fertility treatment

Gynecology

Cerazette[1] (desogestrel)
Progestogen-only oral contraceptive

Implanon (etonogestrel implant)
Single-rod subdermal contraceptive implant

Livial[1] (tibolone)
Menopausal therapy

Marvelon[1] / Mercilon[1] (desogestrel/ethinyl estradiol)
Combined oral contraceptive

NuvaRing (etonogestrel/ethinyl estradiol vaginal ring)
Vaginal contraceptive ring


Follistim Pen®
For use only with
Follistim®AQ Cartridge, available separately

Our Products

(CONTINUED)


BOVILIS
IBR marker
10 doses/dosis
intervet
Bovilis
SUSPENSIÓN ACUOSA PARA INYECCIÓN SUBCUTÁNEA
50 ml
intervet

ANIMAL HEALTH

BANAMINE (flunixin meglumine)
Anti-inflammatory for cattle, horses and swine

BOVILIS / VISTA
Vaccine lines for infectious diseases in cattle

CANINSULIN / VETSULIN (porcine insulin zinc suspension)
Diabetes mellitus treatment for dogs and/or cats

GALAXY / QUANTUM / PROCYON / ECLIPSE / INTRA-TRAC
Canine and feline vaccine line

HOMEAGAIN
Proactive U.S. pet recovery network

INNOVAX ND-SB
Vaccine for Newcastle disease and Marek's disease in poultry

KARSIVAN (propentofyllin)
Treatment for circulatory disorders in geriatric dogs

NOBIVAC DHP / CONTINUUM DAP
Canine vaccines for distemper virus, adenovirus type-1 and parvovirus

NUFLOR (florfenicol)
Antibiotic for cattle, swine and fish

OPTIMMUNE (cyclosporine A)
Eye ointment for keratitis and keratoconjunctivitis in dogs

OTOMAX (gentamicin sulfate, betamethasone valerate, clotrimazole) and MOMETAMAX (gentamicin sulfate, mometasone furoate monohydrate, clotrimazole)
Canine otic ointment for acute and chronic otitis

PANACUR / SAFE-GUARD (fenbendazole)
Broad-spectrum anthelmintic (dewormer) for use in many animals

REGUMATE / MATRIX (altrenogest)
Fertility management for horses and swine

SCALIBOR (deltamethrin)
Dog collar for control of sandfly bites and resulting parasitic disease (Leishmaniasis) and tick infestations

TRI-MERIT
Data management tool for cattle

VASOTOP (ramipril)
ACE inhibitor used to treat heart failure in dogs

ZUBRIN (tepoxalin)
Anti-inflammatory/analgesic for dogs


Nuflor
(FLORFENICOL)
Injectable Solution
For Intramuscular and Subcutaneous Use in Cattle Only


Dye-Free
Children's
Claritin
Allergy
Non Drowsy*
Original Prescription Strength
Non-Drowsy*
Claritin-D
Allergy & Congestion
10 EXTENDED RELEASE TABLETS
Claritin
RediTabs
Allergy
Claritin
24 Hour
Allergy
10 TABLETS

CONSUMER HEALTH CARE

Afrin
Nasal sprays for relief of nasal congestion

Claritin / Clarityne
Family of nonsedating antihistamines (some in combination with a decongestant) for allergies (sold as a prescription product in some countries outside the U.S.)

Coppertone
Sun care products

Coricidin HBP
Decongestant-free cold/flu medicine for people with high blood pressure

Dr. Scholl's
Foot care products

Lotrimin
Topical antifungal products

MiraLAX
Treatment for occasional constipation


Coppertone
SPORT
Continuous
Spray
50
SPF
Ultra Sweatproof
Waterproof
Broad Spectrum
UVA/UVB Protection
Sprays at Any Angle
6 FL OZ (177 mL)


Dr Scholl's
massaging
gel
INSOLES
Superior Comfort

Senior Leaders



OPERATIONS MANAGEMENT TEAM

1. Stanley F. Barshay, *Chairman, Consumer Health Care;*
2. Jeffrey Berkowitz, *Group Vice President, Global Market Access & U.S. Managed Markets;*
3. Robert J. Bertolini, *Executive Vice President and Chief Financial Officer;*
4. Richard S. Bowles III, Ph.D., *Senior Vice President, Global Quality Operations;*
5. Fred Hassan, *Chairman and Chief Executive Officer;*
6. John M. Carroll, *Vice President, Global Internal Audits;*
7. C. Ron Cheeley, *Senior Vice President, Global Human Resources;*
8. Carrie S. Cox, *Executive Vice President and President, Global Pharmaceuticals;*
9. Lisa W. DeBerardine, *Vice President, Strategic Planning & Financial Forecasting;*
10. Michael J. DuBois, *Senior Vice President, Global Licensing & Strategic Alliances;*
11. Margriet Gabriel-Regis, *Senior Vice President, Specialty Care Customer Group;*
12. Ellen Geisel, *Senior Vice President, Primary Care Customer Group & International Consumer Marketing;*
13. Francesco Granata, *Group Vice President and President, EUCAN Region I;*
14. Alex Kelly, *Group Vice President, Global Communications & Investor Relations;*
15. Steven H. Koehler, *Vice President and Controller, Global Finance;*
16. Thomas P. Koestler, Ph.D., *Executive Vice President and President, Schering-Plough Research Institute (SPRI);*
17. Raul E. Kohan, *Senior Vice President, Corporate Excellence, and Deputy Head, Global Animal Health;*
18. Ismail Kola, Ph.D., *Senior Vice President, Discovery Research, SPRI, and Chief Scientific Officer;*
19. Peter Kuiper, *Group Vice President, Operations – the Netherlands;*
20. James S. MacDonald, Ph.D., *Executive Vice President, Preclinical Development, SPRI;*
21. Ian A. T. McInnes, Ph.D., *Senior Vice President and President, Global Supply Chain;*
22. Sean McNicholas, *Senior Vice President, Global Cardiovascular Products & U.S. Sales;*
23. C. David Nicholson, Ph.D., *Senior Vice President, Global Project Management, SPRI;*
24. David A. Piacquad, *Senior Vice President, Business Development;*
25. Lori Queisser, *Senior Vice President, Global Compliance & Business Practices;*
26. Thomas J. Sabatino, Jr., *Executive Vice President and General Counsel;*
27. Karl D. Salnoske, *Vice President and Chief Information Officer, Global IT;*
28. Brent Saunders, *Senior Vice President and President, Consumer Health Care;*
29. Robert J. Spiegel, M.D., *Senior Vice President, SPRI, and Chief Medical Officer;*
30. Ruurd Stolp, D.V.M., Ph.D., *Senior Vice President and President, Global Animal Health;*
31. Bruno Strigini, *Group Vice President and President, EUCAN Region II;*
32. Gregory J. Szpunar, Ph.D., *Senior Vice President, Pharmaceutical Sciences, SPRI;*
33. Masao Torii, *President, Schering-Plough K.K., Japan;*
34. Rodney Unsworth, *Group Vice President and President, Asia-Pacific;*
35. Pierre Verstraete, *Group Vice President and President, Latin America;*
36. Susan Ellen Wolf, *Corporate Secretary, Vice President – Governance and Associate General Counsel.*



EXECUTIVE MANAGEMENT TEAM AND ADVISORS

1. Fred Hassan, *Chairman and Chief Executive Officer;*
2. Robert J. Bertolini, *Executive Vice President and Chief Financial Officer;*
3. Richard S. Bowles III, Ph.D., *Senior Vice President, Global Quality Operations;*
4. C. Ron Cheeley, *Senior Vice President, Global Human Resources;*
5. Carrie S. Cox, *Executive Vice President and President, Global Pharmaceuticals;*
6. Thomas P. Koestler, Ph.D., *Executive Vice President and President, Schering-Plough Research Institute;*
7. Raul E. Kohan, *Senior Vice President, Corporate Excellence, and Deputy Head, Global Animal Health;*
8. Ian A. T. McInnes, Ph.D., *Senior Vice President and President, Global Supply Chain;*
9. Lori Queisser, *Senior Vice President, Global Compliance & Business Practices;*
10. Thomas J. Sabatino, Jr., *Executive Vice President and General Counsel;*
11. Brent Saunders, *Senior Vice President and President, Consumer Health Care;*
12. Ruurd Stolp, D.V.M., Ph.D., *Senior Vice President and President, Global Animal Health.*

Corporate Information

EXECUTIVE OFFICES

The company's executive offices are located at:
2000 Galloping Hill Road
Kenilworth, N.J. 07033-0530
Telephone: (908) 298-4000

CORPORATE WEB SITE

The company's Web site address is www.schering-plough.com. Schering-Plough's Web site offers links to other Web sites providing information on company products and treatment categories, as well as patient assistance and support programs.

INVESTOR INFORMATION

Information of interest to shareholders is available in the Investor Relations section of the Web site, including news releases, investor frequently asked questions (FAQs), Securities and Exchange Commission filings, corporate governance guidelines and the charters of Committees of the Board of Directors. For additional information, investors can call the Investor Relations Department at (908) 298-7436.

FINANCIAL REPORT

The company's 2007 *Financial Report* with financial results for 2007 is available on the Web site in the Investor Relations section or by calling the Investor Relations Department at (908) 298-7436 or writing to the executive offices.

CAREERS

Information about possible career opportunities at Schering-Plough can be found on the Careers section of the company's Web site, www.schering-plough.com.

SHARES LISTED

New York Stock Exchange (Ticker Symbol: SGP)

INFORMATION ON LICENSED PRODUCTS

Schering-Plough has exclusive rights in the U.S. and Puerto Rico under a 2004 strategic agreement with Bayer to market, sell and distribute Bayer's Avelox (moxifloxacin HCl) and Cipro (ciprofloxacin HCl) antibiotics and to undertake Bayer's U.S. commercialization activities for the erectile dysfunction medicine Levitra (vardenafil HCl) under Bayer's co-promotion agreement with GlaxoSmithKline.

Caelyx (pegylated liposomal doxorubicin HCl) is licensed for marketing outside the U.S., except in Japan and Israel, from ALZA Corporation. Caelyx is marketed as Doxil® in the U.S. by Ortho Biotech Products, L.P.

A license on certain patents covering the commercialization of Follistim was obtained by Organon from Merck Serono.

Schering-Plough has exclusive U.S. marketing rights to Foradil Aerolizer (formoterol fumarate inhalation powder) under a 2002 agreement with Novartis Pharmaceuticals Corporation.

Through a licensing agreement with Millennium Pharmaceuticals, Inc., Schering-Plough markets Integrilin (eptifibatide) Injection, a GP IIb-IIIa inhibitor, in the U.S. and certain countries outside the U.S.

PegIntron (peginterferon alfa-2b) uses proprietary pegylation technology licensed from Enzon Pharmaceuticals, Inc. From Valeant Pharmaceuticals International, Schering-Plough has rights to market oral ribavirin for hepatitis C in all major world markets.

Remeron SolTab (mirtazapine) uses the OraSolv® technology in the delivery mechanism of this fast-dissolving (ODT) formulation of mirtazapine, under a license from CIMA LABS INC.

Schering-Plough has marketing rights to Remicade (infliximab) through an agreement with Centocor, a Johnson & Johnson subsidiary, in all countries outside the U.S., except in Japan and parts of the Far East, where Tanabe Seiyaku, Ltd. markets the product, and in China, where Xian-Janssen markets Remicade.

Suboxone and Subutex were developed by Reckitt Benckiser Healthcare Ltd., and are marketed in the U.S. by Reckitt Benckiser Pharmaceuticals Inc. Schering-Plough licenses marketing rights to Suboxone and Subutex in Europe, Canada and certain countries in the world from Reckitt Benckiser.

Temodar (temozolomide) (marketed as Temodal in certain countries) is licensed for worldwide marketing from Cancer Research Technology Ltd.

The paper used to produce this publication contains a minimum of 10% post-consumer fiber.

Schering-Plough

Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, NJ 07033-0530
USA
908.298.4000
www.schering-plough.com

2007 Financial Report



Schering-Plough

Schering-Plough Corporation

Schering-Plough is an innovation-driven, science-centered global health care company. Our goal is to provide a steady flow of valuable medicines and services while earning the trust of the physicians, patients and other customers we serve. Today, our Company is at an exciting point in the transformation begun in 2003 under a five-stage Action Agenda. A pivotal step in that transformation came in November 2007, when we acquired Organon BioSciences, with its Organon human health and Intervet animal health businesses. Through this combination and other achievements, we are gaining greater depth and breadth across our prescription pharmaceutical, animal health and consumer products. As we work to build the foundation for long-term high performance, we remain committed to business integrity, quality and compliance in everything we do.

2007 Financial Highlights

Dollars in millions, except per share figures	2007(1)	2006	% Change
Operating Results			
Net sales(2)	$12,690	$10,594	20%
(Loss)/income before income taxes(3)	(1,215)	1,483	
Net (loss)/income(3)	(1,473)	1,143	
Diluted (loss)/earnings per common share(3)	(1.04)	0.71	
Investments			
Research and development	$ 2,926	$ 2,188	34%
Acquired in-process research and development	3,754	—	
Capital expenditures	618	458	35%
Financial Condition			
Total assets	$29,156	$16,071	
Shareholders' equity	10,385	7,908	
Other Data			
Cash dividends per common share	$ 0.25	$ 0.22	
Average shares outstanding used in calculating diluted (loss)/earnings per common share (in millions)	1,536	1,491	

(1) Operating results and other financial information reflect the closing of the Organon BioSciences N.V. (OBS) acquisition on November 19, 2007, including the impacts of purchase accounting in accordance with SFAS 141, "Business Combinations."

(2) Net sales and percent change are on a U.S. GAAP basis and do not include the positive impact of sales made by the cholesterol joint venture.

(3) 2007 and 2006 include Special and acquisition-related charges of $84 million and $102 million, respectively. For further details, see Notes to Consolidated Financial Statements.

Contents

To Our Shareowners:



Fred Hassan
Chairman and Chief Executive Officer

Schering-Plough has come a long way in five years. When we began our Action Agenda in 2003, your Company was struggling merely to survive. Today, Schering-Plough is stronger, larger, more diverse and pursuing a broad array of exciting growth opportunities. This greater breadth and depth makes us better able to surmount the new challenges we face.

The five-phase Action Agenda has been our roadmap to transform Schering-Plough — to turn it into a company that can deliver high performance over the long term. We have advanced through the Stabilize and Repair phases, through the Turnaround, and now we are in the Build the Base phase.

Over this time, Schering-Plough has undergone a remarkable transformation. Highlights include:

- Growing sales on an adjusted basis* from $8.6 billion in 2003 to $15.2 billion in 2007. Over the past four years on this adjusted basis, the Company has achieved the highest rate of sales growth among our peers.
- Strengthening the Company's integrated business model, with human pharmaceuticals, animal health and consumer health providing important diversity. Each of these segments grew sales by double digits in 2007.
- Going from not having a single product with sales above $1 billion in 2003 to having four products with sales above $1 billion (including our cholesterol franchise) at year-end 2007.
- Achieving an impressive reversal of free cash flow*, going from negative free cash flow of nearly $1 billion in 2003 to a positive $1.5 billion in 2007.
- Substantially increasing both R&D investments and the number of compounds in development. Today, we have one of the strongest late-stage human pharmaceuticals pipelines among our peer group companies.
- Undertaking a targeted geographic expansion drive to build strength in new markets, particularly those with high growth prospects, such as Russia, China and Brazil.

Our great progress has come from focusing intensely on the fundamentals — and taking the long view. Our strategy for creating value and transforming Schering-Plough is based on: growing the top line, growing the R&D pipeline, and containing and reducing costs while investing wisely.

In our industry, value is created through good science — by discovering, developing and bringing to market innovative new medicines that deliver substantive benefits. Schering-Plough is a *science-centered* company because we know our value is driven by the quality of the science we deliver.

By focusing relentlessly on these basics, we built the strength and wherewithal to undertake a major acquisition, our combination with Organon BioSciences N.V. (OBS). The OBS transaction was completed in November 2007 at a cost of approximately Euro 11 billion.

This combination begins an important and exciting chapter in our Company's transformation. With the Organon franchises, we become a world-class leader in women's health and fertility treatments. These add breadth to our existing human pharmaceutical strengths in cardiovascular care, immunology, respiratory and oncology. Intervet, the animal health unit of OBS, is being combined with Schering-Plough Animal Health to make us one of the largest animal health organizations in the world.

Through Organon we also add important R&D strengths and compounds to our pipeline. They include two innovative therapies: sugammadex, a novel selective relaxant binding agent that may profoundly change the practice of surgical anesthesia, and asenapine, for treating schizophrenia and bipolar disorder. Applications have been filed with regulatory authorities for both treatments.

* *For reconciliation of Non-U.S. GAAP financial measures, see page 81.*

As we move ahead with the OBS integration, we continue to address the fallout from and overreaction to the ENHANCE trial, a surrogate imaging study that was started by the Merck/Schering-Plough cholesterol joint venture in 2002. This small study used ultrasound scans of neck arteries in a rare patient population to compare our cholesterol-lowering treatment Vytorin versus simvastatin alone. This study was *not* designed to measure hard clinical outcomes such as heart attacks. While the study did not meet its primary endpoint involving the thickness of arterial walls in the neck, it reconfirmed the effectiveness of Vytorin in reducing LDL ("bad") cholesterol as well as the overall safety profile of Vytorin.

Many experts believe this single trial should not have any impact on current standards of care; however, the confusion about appropriate cholesterol management caused by various interpretations of the study findings has had a negative impact on prescriptions for Vytorin and Zetia. What has not changed is our confidence in these medicines and the important role we know they can play in helping many patients achieve their LDL cholesterol goals.

Facing this and other challenges in 2008, we have begun taking actions to improve productivity, which include significant reductions in costs. We know we have our work cut out for us. But our Company has been tested before and proven to be a tough, resilient competitor, grounded in a culture of integrity, of taking the right actions for long-term performance, of doing what is right for the patients who use our products.

We view the future with confidence and see this as a time of enormous opportunity. We have the additional strength and diversity gained through our combination with OBS. We have our other strong product lines, which include such leading medicines as Remicade, Nasonex, PegIntron and Temodar, as well as our cholesterol franchise. Nearly all of our key growth products have long periods of market exclusivity. There is the diversity from having integrated business units — human prescription pharmaceuticals, animal health and consumer health care — and from the geographic presence we have built around the globe.

Importantly, there is our R&D product pipeline, which has never been stronger. In addition to sugammadex and asenapine, we are advancing other important compounds, including four designated "fast track" by the U.S. Food & Drug Administration. Our most promising compounds in advanced development include a thrombin receptor antagonist (TRA) for atherothrombosis, vicriviroc for HIV and boceprevir for hepatitis C. In addition, golimumab, licensed outside the U.S. from Centocor, Inc., has been filed in the EU for treating rheumatoid arthritis, psoriatic arthritis and ankylosing spondylitis.

One important reason we are confident about this Company's future is our people. The colleagues who drive Schering-Plough are the reason for our progress to date. And they will be the reason for our success in the future.

Throughout our journey, we have benefited from the careful oversight and diligent service of our Board of Directors. We welcome Craig B. Thompson, M.D., to our Board. He is Director of the Abramson Cancer Center and Professor of Medicine at the University of Pennsylvania School of Medicine. We also thank Philip Leder, M.D., who will be retiring from the Board in May 2008, for his wise counsel during the past five years and his leadership in chairing our Science and Technology Committee since it was established in 2005.

Finally, we want to thank our shareowners for the trust they have put in us to lead and grow this Company. We will continue to strive to prove that their faith is deserved.

Sincerely,

Fred Hassan
Chairman and Chief Executive Officer

April 11, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

EXECUTIVE SUMMARY

Overview of Schering-Plough

Schering-Plough is an innovation-driven science-centered global health care company. Schering-Plough discovers, develops and manufactures pharmaceuticals for three customer markets — human prescription, animal health, and consumer. While most of the research and development activity is directed toward prescription products, there are important applications of this central research and development platform into the animal health products and the consumer health care products. Schering-Plough also accesses external innovation via partnering, in-licensing and acquisition for all three customer markets.

Strategy — Focused on Science

Earlier this decade, Schering-Plough experienced a number of business, regulatory, and legal challenges. In April 2003, the Board of Directors named Fred Hassan as the new Chairman of the Board and Chief Executive Officer of Schering-Plough Corporation. With support from the Board, he initiated a strategic plan, with the goal of stabilizing, repairing and turning around Schering-Plough in order to build long-term shareholder value. He also installed a new senior executive team. That strategic plan, the Action Agenda, is a six- to eight-year, five-phase plan. Schering-Plough is currently in the fourth phase of the Action Agenda — Build the Base. During the Build the Base phase, Schering-Plough continues to focus on its strategy of value creation across a broad front, and believes the Organon BioSciences N.V. (OBS) acquisition was a major, transformative accomplishment in this regard. The OBS acquisition added further diversification of marketed products, including two new therapeutic areas (Women's Health and Central Nervous System), as well as significant strength in Animal Health products and pipeline. Other accomplishments in 2007 include:

- growing the business, for example there was double digit sales growth in all three product groups, Human Pharmaceuticals, Animal Health and Consumer Health Care;
- penetrating new markets, including China, Brazil and Russia;
- expanding the product portfolio for Schering-Plough's three customer groups — human pharmaceutical, animal health and consumer health care; and
- discovering and developing or acquiring new products.

A key component of the Action Agenda is applying science to meet unmet medical needs. Research and development activities focus on mechanisms to treat serious diseases. As a result, a core strategy of Schering-Plough is to invest substantial funds in scientific research with the goal of creating therapies and treatments that address important unmet medical needs and also have commercial value. Schering-Plough has been successful in advancing its pipeline into several late-stage projects that will require sizable resources to complete. Consistent with this core strategy, Schering-Plough is increasing its investment in research and development. As Schering-Plough continues to develop the later phase growth-drivers of the pipeline (e.g., sugammadex, thrombin receptor antagonist, golimumab, vicriviroc, boceprevir and asenapine), it anticipates higher spending on clinical trial activities. Schering-Plough's progressing early pipeline includes drug candidates across a wide range of therapeutic areas with more than 20 compounds now approaching or in Phase I development.

As part of the Action Agenda, Schering-Plough continues to work to enhance infrastructure, upgrade processes and systems and strengthen talent — both the recruitment of talented individuals and the development of key employees. While these efforts are being implemented on a companywide basis, Schering-Plough is focusing especially on research and development to support Schering-Plough's science-based business. Further, with the integration of the OBS employees into Schering-Plough much new talent has been added. In addition, as part of the integration of OBS, Schering-Plough has also announced that there will be some workforce reduction to eliminate redundancies.

2007 Results — Highlights of Schering-Plough's performance in 2007 are as follows:

- Closed the acquisition of OBS on November 19, 2007 for a purchase price of approximately Euro 11 billion.
- Schering-Plough's net sales in 2007 were $12.7 billion, an increase of $2.1 billion, or 20 percent, as compared to the 2006 period. 2007 net sales included $626 million of sales of products acquired as part of the OBS acquisition.
- Net loss available to common shareholders in 2007 was $1.6 billion, as compared to net income available to common shareholders of $1.1 billion in 2006. Included in the 2007 net loss is approximately $4.0 billion of charges related to purchase accounting for the OBS acquisition, including a $3.8 billion acquired in-process research and development charge. Cash flow provided by operating activities was $2.6 billion in 2007.
- Global sales of Schering-Plough's cholesterol franchise products, VYTORIN and ZETIA, made by the cholesterol joint venture with Merck & Company, Inc. (Merck) continued to grow in 2007 and contributed significantly to Schering-Plough's improved operating results and cash flow (see note below about 2008 developments). In addition, increased sales of pharmaceutical products such as REMICADE, TEMODAR and NASONEX also contributed favorably to Schering-Plough's overall operating results and cash flow.

The additional strength that Schering-Plough developed, in 2007 and during the four years since Mr. Hassan and the new management team began the Action Agenda, is key for Schering-Plough in the current environment. The pharmaceutical industry continues to be subject to ever-more critical scrutiny, where events can be mischaracterized and drive amplified reactions. Schering-Plough believes that new scientific data are best presented and discussed at appropriate scientific and medical forums.

Early 2008 Developments Relating to the Cholesterol Franchise

As explained in more detail in Item 3, "Legal Proceedings," "ENHANCE Matter," of Schering-Plough's 2007 10-K, in early 2008, Schering-Plough encountered such a challenge when results of a Merck/Schering-Plough cholesterol joint venture clinical trial, called ENHANCE, and joint venture products ZETIA and VYTORIN, became the subject of much media scrutiny prior to fuller discussions of the trial results at appropriate medical forums. A discussion is scheduled for the American College of Cardiology meeting on March 30, 2008.

Medical experts and health advisory groups have long recognized high LDL cholesterol (often known as "bad cholesterol") as a significant cardiovascular risk factor and recommended increasingly aggressive treatment of high cholesterol for certain patients. Lowering LDL cholesterol, along with a healthy diet and lifestyle changes, remains the cornerstone of lipid treatment for patients at risk for heart disease. Clinical studies, including ENHANCE, have demonstrated that VYTORIN lowers patients' LDL cholesterol more than rosuvastatin, atorvastatin and simvastatin at the doses studied and was able to get more patients to their LDL cholesterol goals (as defined by ATP III).

While it is too early to tell the impact of the joint venture's ENHANCE trial results on the joint ventures' cholesterol business, Schering-Plough's diversified group of products and geographic areas, as well as its highly experienced executive team, gives Schering-Plough additional strength that will be helpful in weathering this situation.

Strategic Alliances

As is typical in the pharmaceutical industry, Schering-Plough licenses manufacturing, marketing and/or distribution rights to certain products to others, and also manufactures, markets and/or distributes products owned by others pursuant to licensing and joint venture arrangements. Any time that third parties are involved, there are additional factors relating to the third party and outside the control of Schering-Plough that may create positive or negative impacts on Schering-Plough. VYTORIN, ZETIA and REMICADE are subject to such arrangements and are key to Schering-Plough's current business and financial performance.

In addition, any potential strategic alternatives may be impacted by the change of control provisions in those arrangements, which could result in VYTORIN and ZETIA being acquired by Merck or REMICADE reverting back to Centocor. The change in control provision relating to VYTORIN and ZETIA is included in the contract with Merck, filed as Exhibit 10(r) to Schering-Plough's 2007 10-K, and the change of control provision relating to REMICADE is contained in the contract with Centocor, filed as Exhibit 10(v) to Schering-Plough's 2007 10-K.

Cholesterol Franchise

Schering-Plough's cholesterol franchise products, VYTORIN and ZETIA, are managed through a joint venture between Schering-Plough and Merck for the treatment of elevated cholesterol levels in all markets outside of Japan. ZETIA is

Schering-Plough's novel cholesterol absorption inhibitor. VYTORIN is the combination of ZETIA and *Zocor* (simvastatin), a statin medication developed by Merck. The financial commitment to compete in the cholesterol reduction market is shared with Merck, and profits from the sales of VYTORIN and ZETIA are also shared with Merck. The operating results of the joint venture with Merck are recorded using the equity method of accounting.

The cholesterol-reduction market is the single largest pharmaceutical category in the world. VYTORIN and ZETIA are competing in this market, and on a combined basis, these products continued to grow in terms of sales and market share during 2007 (see note above about 2008 developments). A material change in the sales or market share of Schering-Plough's cholesterol franchise would have a significant impact on Schering-Plough's consolidated results of operations and cash flows. In order to maintain and enhance its infrastructure and business, Schering-Plough must continue to increase profits. This increased profitability is largely dependent upon the performance of Schering-Plough's cholesterol franchise.

Japan is not included in the joint venture with Merck. In the Japanese market, Bayer Healthcare is co-marketing Schering-Plough's cholesterol-absorption inhibitor, ZETIA, which was approved in Japan in April 2007 as a monotherapy and co-administered with a statin for use in patients with hypercholesterolemia, familial hypercholesterolemia or homozygous sitosterolemia. ZETIA was launched in Japan during June 2007. Schering-Plough's sales of ZETIA in Japan under the co-marketing agreement with Bayer Healthcare are recognized in net sales.

License Arrangements with Centocor

REMICADE is prescribed for the treatment of inflammatory diseases such as rheumatoid arthritis, early rheumatoid arthritis, psoriatic arthritis, Crohn's disease, ankylosing spondylitis, plaque psoriasis and ulcerative colitis. REMICADE is Schering-Plough's second largest marketed pharmaceutical product line (after the cholesterol franchise). REMICADE is licensed from and manufactured by Centocor, Inc., a Johnson & Johnson company. During 2005, Schering-Plough exercised an option under its contract with Centocor for license rights to develop and commercialize golimumab, a fully human monoclonal antibody currently in Phase III trials. Schering-Plough has exclusive marketing rights to both products outside of the U.S., Japan and certain Asian markets. In December 2007, Schering-Plough and Centocor revised their distribution agreement regarding the development, commercialization and distribution of both REMICADE and golimumab, extending Schering-Plough's rights to exclusively market REMICADE to match the duration of Schering-Plough's exclusive marketing rights for golimumab. Effective upon regulatory approval of golimumab in the EU, Schering-Plough's marketing rights for both products will now extend for 15 years after the first commercial sale of golimumab within the EU. Centocor will receive a progressively increased share of profits on Schering-Plough's distribution of both products in the Schering-Plough marketing territory between 2010 and 2014, and the share of profits will remain fixed thereafter for the remainder of the term. The changes to the duration of REMICADE marketing rights and the profit sharing arrangement for the products are all conditioned on approval of golimumab being granted prior to September 1, 2014. Schering-Plough may independently develop and market golimumab for a Crohn's disease indication in its territories, with an option for Centocor to participate. In addition, Schering-Plough and Centocor agreed to utilize an autoinjector device in the commercialization of golimumab and further agreed to share its development costs. For the rights to this device, Schering-Plough made an upfront payment of $21 million, which is included in research and development expenses for the year ended December 31, 2007.

Manufacturing, Sales and Marketing

Schering-Plough supports commercialized products with manufacturing, sales and marketing efforts. Schering-Plough is also moving forward with additional investments to enhance its infrastructure and business, including capital expenditures for the drug development process (where products are moved from the drug discovery pipeline to markets), information technology systems, and post-marketing studies and monitoring.

Schering-Plough continually reviews the business, including manufacturing operations, to identify actions that will enhance long-term competitiveness. However, Schering-Plough's manufacturing cost base is relatively fixed, and actions to significantly reduce Schering-Plough's manufacturing infrastructure, including OBS' manufacturing operations acquired during 2007, involve complex issues. As a result, shifting products between manufacturing plants can take many years due to construction and regulatory requirements, including revalidation and registration requirements. From time to time, actions are taken to enhance Schering-Plough's overall manufacturing efficiency. For example, during 2006, Schering-Plough closed a manufacturing plant in Puerto Rico and in 2007 began the process of closing a small manufacturing facility in the Asia Pacific region. Schering-Plough continues to review the carrying value of manufacturing assets for indications of impairment. Future events and decisions may lead to additional asset impairments or related costs.

Regulatory and Competitive Environment

Schering-Plough is subject to the jurisdiction of various national, state and local regulatory agencies. Regulatory compliance is complex and costly, impacting the timing needed to bring new drugs to market and to market drugs for new indications.

Schering-Plough engages in clinical trial research in many countries around the world. Research activities must comply with stringent regulatory standards and are subject to inspection by U.S., the EU, and local country regulatory authorities. Schering-Plough is subject to pharmacovigilance reporting requirements in many countries and other jurisdictions, including the U.S., the EU, and the EU member states. Clinical trials and post-marketing surveillance of certain marketed drugs of competitors within the industry have raised safety concerns that have led to recalls, withdrawals or adverse labeling of marketed products.

A number of intermediaries are involved between drug manufacturers, such as Schering-Plough, and patients who use the drugs. These intermediaries impact the patient's ability, and their prescriber's ability, to choose and pay for a particular drug. These intermediaries include health care providers, such as hospitals and clinics; payors and their representatives, such as employers, insurers, managed care organizations and governments; and others in the supply chain, such as pharmacists and wholesalers. Further, in the U.S., many of Schering-Plough's pharmaceutical products are subject to increasingly competitive pricing as certain of the intermediaries (including managed care groups, institutions and government agencies) seek price discounts. In most international markets, Schering-Plough operates in an environment of government mandated cost-containment programs. Also, the pricing, sales and marketing programs and arrangements, and related business practices of Schering-Plough and other participants in the health care industry are under increasing scrutiny from federal and state regulatory, investigative, prosecutorial and administrative entities.

The market for pharmaceutical products is competitive. Schering-Plough's operations may be affected by technological advances of competitors, industry consolidation, patents granted to competitors, loss of patent protection due to challenges by competitors, competitive combination products, new products of competitors, new information from clinical trials of marketed products or post-marketing surveillance and generic competition as Schering-Plough's products mature.

OBS Acquisition

On November 19, 2007, Schering-Plough acquired OBS for a purchase price of approximately Euro 11 billion in cash, or approximately $16.1 billion.

Commencing from the acquisition date, OBS' assets acquired and liabilities assumed, as well as the results of OBS' operations, are included in Schering-Plough's consolidated financial statements. There were approximately one and one-half months of results of operations relating to OBS included in Schering-Plough's Statement of Consolidated Operations for the year ended December 31, 2007.

The impact of purchase accounting, based on a preliminary valuation, resulted in the following non-cash charges in 2007:

- Acquired In-Process Research and Development (IPR&D), which was a one-time charge of approximately $3.8 billion.
- Amortization of inventory adjusted to fair value, of which approximately $1.1 billion will be charged to Cost of Sales ($258 million in 2007) approximately over a one year period from the acquisition date.
- Amortization of acquired intangible assets adjusted to fair value, of which $6.8 billion will be amortized over a weighted average life of 15 years to Cost of Sales ($65 million in 2007).
- Incremental depreciation relating to the adjustment in fair value on property, plant and equipment of $885 million that will be depreciated primarily to Cost of Sales over the lives of the applicable property ($3 million in 2007).

The $3.8 billion acquired IPR&D charge was associated with research projects in the women's health, central nervous system and anesthesia therapeutic areas of human health as well as research projects in animal health. The amount was determined by using discounted cash flow projections of identified research projects for which technological feasibility had not been established and for which there was no alternative future use. The discount rates used ranged from 14 percent to 18 percent. The projected launch dates following FDA or other regulatory approval are years 2008 through 2013, at which time Schering-Plough expects these projects to begin to generate cash flows. All of the research and development projects considered in the valuation are subject to the normal risks and uncertainties associated with demonstrating the safety and efficacy required to obtain FDA or other regulatory approvals.

DISCUSSION OF OPERATING RESULTS

The results of operations in 2007 discussed below include OBS' product sales and expenses as well as certain non-cash charges relating to purchase accounting associated with the OBS acquisition.

Net Sales

A significant portion of net sales is made to major pharmaceutical and health care product distributors and major retail chains in the U.S. Consequently, net sales and quarterly growth comparisons may be affected by fluctuations in the buying patterns of major distributors, retail chains and other trade buyers. These fluctuations may result from seasonality, pricing, wholesaler, retail and trade buying decisions, changes in overall demand factors or other factors. In addition to these fluctuations, sales of many pharmaceutical products in the U.S. are subject to increased pricing pressure from managed care groups, institutions, government agencies, and other groups seeking discounts. Schering-Plough and other pharmaceutical manufacturers in the U.S. market are also required to provide statutorily defined rebates to various government agencies in order to participate in the Medicaid program, the veterans health care program, and other government-funded programs. The Medicare Prescription Drug Improvement and Modernization Act of 2003 contains a prescription drug benefit for individuals who are eligible for Medicare. This prescription drug benefit became effective on January 1, 2006 and is resulting in increased use of generics and increased purchasing power of those negotiating on behalf of Medicare recipients. In most international markets, Schering-Plough operates in an environment where governments may and have mandated cost-containment programs, placed restrictions on physician prescription levels and patient reimbursements, emphasized greater use of generic drugs and enacted across-the-board price cuts as methods to control costs.

Consolidated net sales in 2007 were $12.7 billion, an increase of $2.1 billion or 20 percent as compared to 2006. Consolidated net sales in 2007 included $626 million of OBS' net sales related to the period subsequent to the acquisition. The increase also reflects the growth in sale volumes of REMICADE, TEMODAR, NASONEX and AVELOX as well as contributions from Animal Health and Consumer Health Care and a favorable impact of 4 percent from foreign exchange.

Consolidated net sales in 2006 were $10.6 billion, an increase of $1.1 billion or 11 percent compared to 2005. The increase primarily reflected the growth in sale volumes of REMICADE, NASONEX, PEGINTRON and TEMODAR. This increase also reflected an unfavorable impact of 1 percent from foreign exchange.

Net sales for the years ended December 31, 2007, 2006, and 2005 were as follows:

	2007	2006	2005	% Increase (Decrease) 2007/2006	2006/2005
	(Dollars in millions)				
HUMAN PRESCRIPTION PHARMACEUTICALS	**$10,173**	**$ 8,561**	**$7,564**	**19%**	**13%**
Remicade	1,648	1,240	942	33	32
Nasonex	1,092	944	737	16	28
PegIntron	911	837	751	9	11
Temodar	861	703	588	22	20
Clarinex/Aerius	799	722	646	11	12
Claritin Rx	391	356	371	10	(4)
Avelox	384	304	228	26	34
Integrilin	332	329	315	1	5
Rebetol	277	311	331	(11)	(6)
Caelyx	257	206	181	25	13
Intron A	233	237	287	(2)	(17)
Subutex/Suboxone	220	203	197	8	3
Asmanex	162	103	11	57	N/M
Other Pharmaceutical	2,606	2,066	1,979	26	44
ANIMAL HEALTH	**1,251**	**910**	**851**	**37**	**7**
CONSUMER HEALTH CARE	**1,266**	**1,123**	**1,093**	**13**	**3**
OTC	682	558	556	22	N/M
Foot Care	345	343	333	1	3
Sun Care	239	222	204	8	9
CONSOLIDATED NET SALES	**$12,690**	**$10,594**	**$9,508**	**20%**	**11%**

N/M — Not a meaningful percentage.

Sales of Human Prescription Pharmaceuticals in 2007 totaled $10.2 billion, a $1.6 billion or 19% increase compared to 2006. Included in 2007 are $409 million of net sales related to Organon, the human health business of OBS. Sales of Human Prescription Pharmaceuticals in 2006 totaled $8.6 billion, a $1.0 billion or 13% increase compared to 2005.

International net sales of Remicade, a drug for the treatment of immune-mediated inflammatory disorders such as rheumatoid arthritis, early rheumatoid arthritis, psoriatic arthritis, Crohn's disease, ankylosing spondylitis, plaque psoriasis, and ulcerative colitis, were up 33 percent to $1.6 billion in 2007 as compared to 2006 driven by continued market growth, expanded use across indications and a favorable impact from foreign exchange. Global net sales increased 32 percent in 2006 to $1.2 billion as compared to 2005, due to greater demand, expanded indications and continued market growth. Competitive products for the indications referred to above have been introduced during 2006 and 2007.

Global net sales of Nasonex Nasal Spray, a once-daily corticosteroid nasal spray for allergies, rose 16 percent to $1.1 billion in 2007 as compared to 2006 due to increased sales across all geographic regions, and 28 percent to $944 million in 2006 as compared to 2005, as the product captured greater U.S. and international market share in 2006. Competitive products have been introduced in 2007.

Global net sales of PegIntron Powder for Injection, a pegylated interferon product for treating hepatitis C, increased 9 percent to $911 million in 2007 as compared to 2006 due to higher sales in Latin America and emerging markets across Europe, and tempered by lower sales in Japan due to increased competition and a decrease in the U.S. market size. Global net sales increased 11 percent to $837 million in 2006 as compared to 2005 reflecting higher sales volume in Japan and the U.S. In Japan, sales in 2005 benefited from a significant number of patients who were waiting for approval of PegIntron before beginning treatment.

Global net sales of Temodar Capsules, a treatment for certain types of brain tumors, increased 22 percent to $861 million in 2007 as compared to 2006 due to increased sales across geographic markets, including Japan, where the product was launched in September 2006. Global net sales increased 20 percent to $703 million in 2006 as compared to 2005 due to the increased utilization for new indications.

Global net sales of CLARINEX (marketed as AERIUS in many countries outside the U.S.), for the treatment of seasonal outdoor allergies and year-round indoor allergies, in 2007 increased 11 percent to $799 million as compared to 2006 primarily due to higher sales in international markets. Global net sales in 2006 increased 12 percent to $722 million as compared to 2005 due to increased demand in Europe and Latin America as well as increased sales in the U.S. despite slightly declining market share.

International net sales of prescription CLARITIN increased 10 percent to $391 million in 2007 as compared to 2006 reflecting growth in Latin America, Asia Pacific and Japan. Sales in 2006 decreased 4 percent to $356 million as compared to 2005.

Net sales of AVELOX, a fluoroquinolone antibiotic for the treatment of certain respiratory and skin infections, sold primarily in the U.S. by Schering-Plough as a result of its license agreement with Bayer, increased 26 percent to $384 million in 2007 as compared to 2006 primarily as a result of increased market share. Net sales in 2006 increased 34 percent to $304 million in 2006 as compared to $228 million in 2005 due to share growth and new indications.

Global net sales of INTEGRILIN Injection, a glycoprotein platelet aggregation inhibitor for the treatment of patients with acute coronary syndrome, which is sold primarily in the U.S. by Schering-Plough, increased 1 percent to $332 million in 2007 as compared to 2006. During 2006, sales increased 5 percent to $329 million as compared to 2005.

Global 2007 net sales of REBETOL Capsules, for use in combination with PEGINTRON or INTRON A for treating hepatitis C, decreased 11 percent to $277 million as compared to 2006 due to lower patient enrollment in Japan and increased generic competition. Global net sales in 2006 decreased 6 percent to $311 million as compared to 2005 due to lower sales in Europe and increased competition. In Japan, sales in 2005 benefited from the significant number of patients who were waiting for approval of PEGINTRON before beginning hepatitis C treatment.

International net sales of CAELYX, for the treatment of ovarian cancer, metastatic breast cancer and Kaposi's sarcoma, increased 25 percent to $257 million in 2007 as compared to 2006 primarily due to increased sales in Latin America and a favorable impact from foreign exchange. Sales in 2006 increased 13 percent to $206 million as compared to 2005 primarily due to an expanding market for this product.

Global net sales of INTRON A Injection, for chronic hepatitis B and C and other antiviral and anticancer indications, decreased 2 percent to $233 million in 2007 as compared to 2006, and 17 percent in 2006 to $237 million as compared to 2005. The decrease in both 2007 and 2006 were due to the conversion to PEGINTRON for treating hepatitis C in Japan.

International net sales of SUBUTEX/SUBOXONE, for the treatment of opiate addiction, increased 8 percent to $220 million in 2007 as compared to 2006 as a result of a benefit from foreign exchange. Sales increased 3 percent to $203 million in 2006 as compared to 2005 due to increased market share. In October 2006, SUBOXONE was approved by the EU, including the 25 member states as well as Iceland and Norway, for the treatment of opioid dependence.

Global net sales of ASMANEX, an orally inhaled steroid for asthma, were up 57 percent to $162 million in 2007 as compared to 2006 primarily due to market share growth in the U.S. Sales increased to $103 million in 2006 as compared to 2005 due to the ASMANEX launch commencing in late 2005.

Other pharmaceutical net sales include all net sales of Organon from the date of the acquisition through December 31, 2007 and a large number of lower sales volume human prescription pharmaceutical products. Net sales of Organon were $409 million in 2007 and included $57 million for FOLLISTIM/PUREGON, a fertility treatment, and $45 million for NUVARING, a contraception product. Also included in other pharmaceutical sales are several lower volume products which are often sold in limited markets outside the U.S., and many are multiple source products no longer protected by patents. These products include treatments for respiratory, cardiovascular, dermatological, infectious, oncological and other diseases. Included in other pharmaceutical sales is sales of Schering-Plough's albuterol products. In 2005, the FDA issued a Final Rule that requires all CFC albuterol products, including Schering-Plough's PROVENTIL CFC, be removed from the market no later than December 31, 2008. Schering-Plough's transition to albuterol HFA (PROVENTIL HFA) is complete. Schering-Plough no longer manufactures the CFC product and all remaining CFC inventories have been sold during 2007. Schering-Plough is uncertain as to the ultimate impact on Schering-Plough's overall future sales of PROVENTIL HFA, due to the complexities and multiple external factors influencing this transition, including competing albuterol HFA products.

Global net sales of Animal Health products increased 37 percent to $1.3 billion in 2007 as compared to 2006. Included in global Animal Health net sales are $217 million related to Intervet, the animal health business of OBS, for the period subsequent to the acquisition. Global net sales in 2007 also benefited from solid growth in all geographic areas, led by the cattle and companion animal product lines, coupled with a positive impact from foreign currency exchange rates. Global net sales increased 7 percent in 2006 to $910 million as compared to 2005, reflecting strong growth of core brands across most geographic and species areas led by higher sales of companion animal products. The Animal Health segment's sales growth rate is impacted by intense competition and the frequent introduction of generic products.

Global net sales of Consumer Health Care products, which include OTC, foot care and sun care products, increased 13 percent or $143 million as compared to 2006. The increase in 2007 was primarily due to the sales of MiraLAX, which was launched in February 2007 as the first Rx-to-OTC switch in the laxative category in more than 30 years, and higher sales of OTC Claritin. Global net sales in 2006 increased 3 percent or $30 million as compared to 2005 reflecting an increase in sales of sun care products and Dr. Scholl's and other foot care products. Sales of OTC Claritin increased 18 percent to $462 million in 2007 as compared to 2006 due to sales growth across all product forms. OTC Claritin sales decreased 1 percent in 2006 as compared to 2005 as a result of the restrictions on the retail sale of OTC products containing pseudoephedrine (PSE). In addition, OTC Claritin continues to face competition from private labels and branded loratadine, and a competing prescription antihistamine was launched for OTC sale in early 2008. Net sales of sun care products increased $17 million or 8 percent in 2007 as compared to 2006 due to Coppertone Continuous Spray line extensions, and $18 million or 9 percent in 2006 as compared to 2005, primarily due to the success of new Coppertone Continuous Spray products launched in 2005. Future sales in the Consumer Health Care segment are difficult to predict because the consumer health care market is highly competitive, with heavy advertising to consumers and frequent competitive product introductions.

Costs, Expenses and Equity Income

A summary of costs, expenses and equity income for the years ended December 31, 2007, 2006 and 2005 is as follows:

	2007	2006	2005	% Increase (Decrease) 2007/2006	2006/2005
	(Dollars in millions)				
Gross margin	65.3%	65.1%	64.8%	0.2%	0.3%
Selling, general and administrative (SG&A)	$ 5,468	$ 4,718	$4,374	15.9%	7.9%
Research and development (R&D)	2,926	2,188	1,865	33.7%	17.3%
Acquired in-process research and development (IPR&D)	3,754	—	—	N/M	N/M
Other (income)/expense, net	(683)	(135)	5	N/M	N/M
Special and acquisition-related charges	84	102	294	N/M	N/M
Equity income	(2,049)	(1,459)	(873)	40.4%	N/M

N/M — Not a meaningful percentage

Substantially all the sales of cholesterol products are not included in Schering-Plough's net sales. The results of these sales are reflected in equity income. In addition, due to the virtual nature of the joint venture, Schering-Plough incurs substantial selling, general and administrative expenses that are not captured in equity income but are included in Schering-Plough's Statements of Consolidated Operations. As a result, Schering-Plough's gross margin, and ratios of SG&A expenses and R&D expenses as a percentage of net sales do not reflect the benefit of the impact of the joint venture's operating results.

Gross margin

Gross margin was 65.3 percent in 2007 as compared to 65.1 percent in 2006. Gross margin in 2007 was unfavorably impacted by $326 million of purchase accounting adjustments included in cost of sales. These purchase accounting adjustments were a result of the amortization of fair values of certain assets acquired as part of the OBS acquisition. Gross margin in 2007, when compared to 2006, benefited from realized cost savings of approximately $100 million from manufacturing streamlining in 2006, the non-recurrence of $146 million of charges associated with the aforementioned manufacturing streamlining actions and favorable product mix.

Despite negative impacts on cost of sales from the costs resulting from Schering-Plough's actions to streamline its manufacturing operations during 2006, gross margin increased to 65.1 percent in 2006 from 64.8 percent in 2005. This improvement in gross margin was primarily due to increased sales of higher margin products and process improvements within Schering-Plough's supply chain, including cost savings from the manufacturing streamlining activities completed during 2006. In 2006, cost of sales included charges totaling $146 million associated with Schering-Plough's actions to streamline its manufacturing operations, offset by savings of approximately $30 million as a result of these actions. See Note 3, "Special and Acquisition Related Charges and Manufacturing Streamlining," to the Consolidated Financial Statements for additional information.

Selling, general and administrative

Selling, general and administrative expenses (SG&A) increased 16 percent to $5.5 billion in 2007 as compared to 2006. Included in SG&A in 2007 were $227 million from OBS. In addition, the increase in SG&A reflects higher promotion spending, ongoing investments in emerging markets and an unfavorable impact from foreign exchange.

SG&A increased 8 percent to $4.7 billion in 2006 as compared to 2005, reflecting ongoing investments in emerging markets and field support for product launches as well as higher promotional spending.

Research and development

Research and development (R&D) spending increased 34 percent to $2.9 billion in 2007 as compared to the 2006 period. Included in R&D in 2007 were $111 million from OBS. Also included in R&D were upfront payments of $197 million mainly related to certain licensing transactions. The increase in R&D spending versus 2006 also reflects higher spending for clinical trials and related activities and investments to build greater breadth and capacity to support the continued expansion of Schering-Plough's pipeline. In 2006, R&D spending increased 17 percent to $2.2 billion as compared to the 2005 period. The 2006 increase was due to higher costs associated with clinical trials as well as building greater breadth and capacity to support Schering-Plough's progressing pipeline. Generally, changes in R&D spending reflect the timing of Schering-Plough's funding of both internal research efforts and research collaborations with various partners to discover and develop a steady flow of innovative products.

To maximize Schering-Plough's chances for the successful development of new products, Schering-Plough began a Development Excellence initiative in 2005 to build talent and critical mass, create a uniform level of excellence and deliver on high-priority programs within R&D. In 2006, Schering-Plough began a Global Clinical Harmonization Program to maximize and globalize the quality of clinical trial execution, pharmacovigilance and regulatory processes. In 2007, certain aspects of the Global Clinical Harmonization Program have been implemented.

Acquired in-process research and development

The acquired in-process research and development charge of $3.8 billion in 2007 was a result of the OBS acquisition and represents the immediate expense recognition of the fair value of acquired research projects for which technological feasibility has not been established and for which there is no alternative future use.

Other (income)/expense, net

Schering-Plough had other income, net, of $683 million in 2007 compared to $135 million of other income, net, in 2006 and other expense, net, of $5 million in 2005. Other income, net, in 2007 included net realized gains on foreign currency options of $510 million related to the OBS acquisition. The increase in other income, net, in 2007 also reflected higher interest income due to higher balances of cash equivalents and short-term investments partially offset by higher interest expense due to the issuance of new debt.

Special and acquisition related charges and manufacturing streamlining

<u>2007 special and acquisition related charges</u>

During the year ended December 31, 2007, Schering-Plough incurred $84 million of special and acquisition-related charges, comprised of $61 million of integration-related costs for the OBS acquisition and $23 million of severance charges as part of integration activities.

<u>2006 manufacturing streamlining</u>

During 2006, Schering-Plough implemented changes to its manufacturing operations in Puerto Rico and New Jersey that have streamlined its global supply chain and further enhanced Schering-Plough's long-term competitiveness. These changes resulted in the phase-out and closure of Schering-Plough's manufacturing operations in Manati, Puerto Rico, and additional workforce reductions in Las Piedras, Puerto Rico, and New Jersey. In total, these actions resulted in the elimination of over 1,000 positions. Schering-Plough expects these actions to yield an annualized cost savings of approximately $100 million.

Special charges: Special charges in 2006 related to the changes in Schering-Plough's manufacturing operations totaled $102 million. These charges consisted of approximately $47 million of severance and $55 million of fixed asset impairments.

Cost of Sales: Included in 2006 cost of sales was approximately $146 million consisting of $93 million of accelerated depreciation, $46 million of inventory write-offs, and $7 million of other charges related to the closure of Schering-Plough's manufacturing facilities in Manati, Puerto Rico.

The following table summarizes activities reflected in the consolidated financial statements related to changes to Schering-Plough's manufacturing operations which were completed in 2006:

	Charges included in Cost of sales	Special charges	Total charges	Cash payments	Non-cash charges	Accrued Liability
			(Dollars in millions)			
Accrued liability at January 1, 2006						$ —
Severance	$ —	$ 47	$ 47	$(35)	$ —	12
Asset impairments	—	55	55	—	(55)	—
Accelerated depreciation	93	—	93	—	(93)	—
Inventory write-offs	46	—	46	—	(46)	—
Other	7	—	7	(2)	(5)	—
Total	$146	$102	$248	$(37)	$(199)	
Accrued liability at December 31, 2006						$ 12
Severance				(12)		(12)
Accrued liability at December 31, 2007						$ —

2005 special charge activities

Special charges incurred in 2005 are as follows:

	2005
	(Dollars in Millions)
Litigation charges	$250
Employee termination costs	28
Asset impairment and other charges	16
	$294

Litigation Charges: In 2005, litigation reserves were increased by $250 million. This increase resulted in a total reserve of $500 million for the Massachusetts Investigation, as well as the investigations and the state litigation disclosed under "AWP Litigation and Investigations" in Note 20, "Legal, Environmental and Regulatory Matters," to the Consolidated Financial Statements representing Schering-Plough's then current estimate to resolve this matter. On August 29, 2006, Schering-Plough announced it had reached an agreement with the U.S. Attorney's Office for the District of Massachusetts and the U.S. Department of Justice to settle the Massachusetts Investigation for an aggregate amount of $435 million plus interest. This settlement amount relates only to the Massachusetts Investigation. The AWP investigations and litigation are ongoing. During 2007, Schering-Plough made payments totaling $435 million related to this settlement.

Employee termination costs: Employee termination costs in 2005 consisted of $7 million associated with a Voluntary Early Retirement Program (VERP) in the U.S. during 2003 and $21 million of other employee termination costs.

Asset impairment and other charges: For the year ended December 31, 2005, Schering-Plough recognized asset impairment and other charges of $16 million related primarily to the consolidation of Schering-Plough's U.S. biotechnology organizations.

Equity income

Sales of the Merck/Schering-Plough cholesterol joint venture totaled $5.2 billion, $3.9 billion, and $2.4 billion in 2007, 2006, and 2005, respectively. The sales growth in 2007 was due primarily to higher market share and market growth in the U.S. and continued expansion into international markets. The sales growth in 2006 was due primarily to an increase in market share.

The companies bear the costs of their own general sales forces and commercial overhead in marketing joint venture products around the world. In the U.S., Canada and Puerto Rico, the cholesterol agreements provide for a reimbursement to each company for physician details that are set on annual basis, and in Italy, a contractual amount is included in the profit sharing calculation that is not reimbursed. In the U.S., Canada and Puerto Rico, this amount is equal to each company's physician details multiplied by a contractual fixed fee. Schering-Plough reports these amounts as part of equity income. These amounts do not represent a reimbursement of specific, incremental and identifiable costs for Schering-Plough's detailing of the cholesterol products in these markets. In addition, these amounts are not reflective of Schering-Plough's sales effort related to the joint venture, as Schering-Plough's sales force and related costs associated with the joint venture are generally estimated to be higher.

Costs of the joint venture that the companies contractually share are a portion of manufacturing costs, specifically identified promotion costs (including direct-to-consumer advertising and direct and identifiable out-of-pocket promotion) and other agreed upon costs for specific services such as market support, market research, market expansion, a specialty sales force and physician education programs.

Certain specified research and development expenses are generally shared equally by Schering-Plough and Merck. Under certain conditions, as specified in the joint venture agreements with Merck, Schering-Plough could be entitled to receive reimbursements of its future research and development expenses of up to $105 million. Additional information regarding the joint venture with Merck is also included in Note 4, "Equity Income," to the Consolidated Financial Statements.

Equity income from the Merck/Schering-Plough joint venture totaled $2.0 billion, $1.5 billion, and $873 million in 2007, 2006, and 2005, respectively. The increase in 2007 equity income as compared to 2006 reflected higher market share in the U.S. and international sales growth. The increase in 2006 equity income as compared to 2005 reflected continued strong sales of VYTORIN and ZETIA.

During 2005, Schering-Plough recognized milestones from Merck of $20 million related to certain European approvals of VYTORIN (ezetimibe/simvastatin) in 2005.

It should be noted that Schering-Plough incurs substantial selling, general and administrative and other costs, which are not reflected in equity income and instead are included in the overall cost structure of Schering-Plough.

Provision for income taxes

Tax expense was $258 million, $362 million, and $228 million in 2007, 2006, and 2005, respectively. The 2007 tax provision included tax benefits of $89 million related to the amortization of fair values of certain assets acquired as part of the OBS acquisition. The 2006 income tax provision primarily relates to foreign taxes. The 2005 tax provision includes a benefit of $46 million related to an IRS Notice issued in August 2005, which resulted in a reduction of the previously accrued tax liability attributable to repatriations under the American Jobs Creation Act of 2004 (AJCA). The tax provisions in 2007, 2006 and 2005 do not include any benefit related to U.S. operating losses. During 2004, Schering-Plough established a valuation allowance on its net U.S. deferred tax assets, including the benefit of U.S. operating losses, as management concluded that it is not more likely than not that the benefit of the U.S. net deferred tax assets can be realized. At December 31, 2007, Schering-Plough continues to maintain a valuation allowance against its U.S. net deferred tax assets. Schering-Plough expects to report a U.S. Net Operating Loss (NOL) carryforward of $1.7 billion on its tax return for the year ended December 31, 2007. This U.S. NOL carryforward could be materially reduced after examination of Schering-Plough's income tax returns by the Internal Revenue Service (IRS).

In 2007, Schering-Plough generated approximately $980 million in U.S. losses including the impact of purchase accounting, however, due to differences between financial and tax reporting, Schering-Plough expects to report a minimal increase in its NOL on its 2007 U.S. tax return.

Schering-Plough implemented the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," (FIN 48) as of January 1, 2007. As required by FIN 48, the cumulative effect of applying the provisions of the Interpretation was reported as an adjustment to Schering-Plough's retained earnings balance as of January 1, 2007. Schering-Plough reduced its January 1, 2007 retained earnings by $259 million as a result of the adoption of FIN 48.

Schering-Plough's unrecognized tax benefits result primarily from the varying application of statutes, regulations and interpretations and include exposures on intercompany terms of cross border arrangements and utilization of cash held by foreign subsidiaries (investment in U.S. property) as well as Schering-Plough's tax matters litigation (see Note 20, "Legal, Environmental and Regulatory Matters," to the Consolidated Financial Statements for additional information). At January 1, and December 31, 2007, the total amount of unrecognized tax benefits was $924 million and $859 million, respectively, which includes reductions to deferred tax assets carrying a full valuation allowance, potential refund claims and tax liabilities. At January 1, and December 31, 2007, approximately $645 million and $535 million, respectively, of total unrecognized tax benefits, if recognized, would affect the effective tax rate. Management believes it is reasonably possible that total unrecognized tax benefits could decrease over the next twelve-month period by up to $615 million. This decrease would be primarily attributable to a decision in the tax matter currently being litigated in Newark District

Court, possible final resolution of Schering-Plough's 1997 — 2002 examination at IRS Appeals and possible resolutions of various other matters. However, the timing of the ultimate resolution of Schering-Plough's tax matters and the payment and/or receipt of related cash is dependent on a number of factors, many of which are outside Schering-Plough's control.

Schering-Plough includes interest expense or income as well as potential penalties related to tax positions as a component of income tax expense in the Statement of Consolidated Operations. The total amount of accrued interest related to tax positions at January 1, and December 31, 2007 was $193 million and $197 million, respectively, and is included in other accrued liabilities.

During the second quarter of 2007, the IRS completed its examination of Schering-Plough's 1997-2002 federal income tax returns. Schering-Plough is seeking resolution of an issue raised during this examination through the IRS administrative appeals process. Schering-Plough remains open with the IRS for the 1997 — 2007 tax years. For most of its other significant tax jurisdictions (both U.S. state and foreign), Schering-Plough's income tax returns are open for examination for the period 2000 through 2007.

Net (loss)/income available to common shareholders

Schering-Plough had a net (loss)/income available to common shareholders of $(1.6) billion, $1.1 billion and $183 million for 2007, 2006 and 2005, respectively. Net loss available to common shareholders for 2007 included approximately $4.0 billion of charges related to purchase accounting for the OBS acquisition, including a $3.8 billion acquired in-process research and development charge. Net loss available to common shareholders for 2007 included the deduction of preferred stock dividends of $118 million related to the 2004 and 2007 Preferred Stock..Net income available to common shareholders for 2006 and 2005 included the deduction of preferred stock dividends of $86 million, in each period, related to the 2004 Preferred Stock. Net (loss)/income available to common shareholders for 2007, 2006, and 2005 also included special and acquisition related charges and manufacturing streamlining costs of approximately $84 million, $248 million, and $294 million, respectively. See Note 3, "Special and Acquisition Related Charges and Manufacturing Streamlining," to the Consolidated Financial Statements for additional information.

LIQUIDITY AND FINANCIAL RESOURCES

Discussion of Cash Flow

	For the Years Ended December 31,		
	2007	2006	2005
	(Dollars in millions)		
Cash flow from operating activities	$ 2,630	$ 2,161	$ 882
Cash flow from investing activities	(13,156)	(2,908)	(454)
Cash flow from financing activities	10,089	(1,361)	(633)

Operating Activities

In 2007, operating activities provided $2.6 billion of cash, compared with net cash provided by operations of $2.2 billion in 2006. The increase was primarily due to a net realized gain of $510 million from foreign currency options relating to the OBS acquisition, higher net sales and equity income, partially offset by payments of $435 million for the settlement of the Massachusetts Investigation and $98 million for tax and interest due in connection with an examination by the IRS of Schering-Plough's 1997-2002 federal income tax returns.

During 2007, as part of an overall risk management strategy and in consideration of various preliminary financing scenarios associated with the acquisition of OBS, Schering-Plough purchased euro-denominated currency options (derivatives) for aggregate premiums of approximately $165 million and received proceeds of $675 million upon the termination of these options, resulting in a net realized gain of $510 million. These derivatives were short-term (trading) in nature and did not hedge a specific financing or investment transaction. Accordingly, the cash impacts of these derivatives have been classified as operating cash flows in the Statement of Consolidated Cash Flows.

In 2006, net cash provided by operating activities was $2.2 billion, an increase of $1.3 billion as compared to 2005. The increase primarily resulted from higher net income and the timing of operating cash payments and receipts. In 2005, operating activities generated $882 million of cash including payments of approximately $375 million to tax authorities for tax liabilities related to the repatriation of foreign earnings under the AJCA; and tax payments of $239 million related to the settlement of certain tax contingencies for the tax years 1993 through 1996.

Investing Activities

Net cash used for investing activities during 2007 was $13.2 billion, primarily consisting of $15.8 billion of net cash used to purchase OBS. In addition, source of cash for investing activities included a net reduction of short-term investments of $3.3 billion partially offset by $618 million of capital expenditures.

Net cash used for investing activities during 2006 was $2.9 billion primarily related to the net purchases of short-term investments of $2.4 billion previously invested in cash equivalents and $458 million of capital expenditures. Net cash used for investing activities during 2005 was $454 million, primarily related to $478 million of capital expenditures and the purchase of intangible assets of $51 million, partially offset by proceeds from sales of property and equipment of $43 million and the net reduction in short-term investments of $33 million.

Financing Activities

Net cash provided by financing activities was $10.1 billion for 2007, compared to cash used of $1.4 billion for the same period in 2006. Net cash provided by financing activities in 2007 included net proceeds on the issuance of common and mandatory convertible preferred shares of approximately $1.5 billion and $2.4 billion, respectively, and net proceeds of approximately $6.4 billion on the issuance of long-term debt. Net cash provided by financing activities also included $225 million of proceeds from stock option exercises offset by the payment of dividends on common and preferred shares of $481 million.

Net cash used for financing activities during 2006 and 2005 was $1.4 billion and $633 million, respectively. Uses of cash for financing activities in 2006 and 2005 include the payment of dividends on common and preferred shares of $412 million and $410 million, respectively; the repayment of $1.0 billion of bank debt and short-term commercial paper borrowings in 2006; and $1.2 billion of short-term commercial paper borrowings in 2005. Uses of cash for financing activities in 2005 was partially offset by proceeds of $900 million from bank debt incurred by a foreign subsidiary related to funding of a portion of the repatriations under the AJCA during 2005. This bank debt was fully repaid in 2006.

Other Discussion of Cash Flows

Schering-Plough is moving forward with additional investments to enhance its infrastructure and business and currently is in the process of building a U.S. pharmaceutical sciences center in New Jersey. Capital expenditures of approximately $50 million and $40 million were made in 2007 and 2006, respectively, related to this center. Additional capital expenditures of approximately $175 million are expected over the next two years. This center will allow Schering-Plough to streamline and integrate its drug development process, where products are moved from the drug discovery pipeline to market. There will be additional related expenditures to upgrade equipment and staffing for this center.

At December 31, 2007, Schering-Plough had net debt (total debt less cash, cash equivalents, short-term investments and marketable securities) of $7.1 billion. Cash generated from operations, available cash and short-term investments and available credit facilities are expected to provide Schering-Plough with the ability to fund cash needs for the intermediate term.

Borrowings and Credit Facilities

On September 17, 2007, Schering-Plough issued $1.0 billion aggregate principal amount of 6.00 percent senior unsecured notes due 2017 and $1.0 billion aggregate principal amount of 6.55 percent senior unsecured notes due 2037. The net proceeds from this offering were approximately $2.0 billion. Interest on the notes is payable semi-annually. The effective interest rate on the 6.00 percent senior unsecured notes and the 6.55 percent senior unsecured notes, which incorporates the initial discount and debt issuance fees, is 6.13 percent and 6.67 percent, respectively. The interest rate payable on these notes is not subject to adjustment. The notes generally restrict Schering-Plough from creating or assuming liens or entering into sale and leaseback transactions unless the aggregate outstanding indebtedness secured by any such liens and related to any such sale and leaseback transactions does not exceed 10 percent of consolidated net tangible assets. These notes are redeemable in whole or in part, at Schering-Plough's option at any time, at a redemption price equal to the greater of (1) 100 percent of the principal amount of such notes and (2) the sum of the present values of the remaining scheduled payments of principal and interest discounted to the redemption date on a semiannual basis using the rate of Treasury Notes with comparable remaining terms plus 25 basis points for the 2017 notes or 30 basis points for the 2037 notes. If a change of control triggering event occurs, as defined in the prospectus, holders of the notes will have the right to require Schering-Plough to repurchase all or any part of the notes for a cash payment equal to 101 percent of the aggregate principal amount of the notes repurchased plus accrued and unpaid interest, if any, to the date of purchase.

On October 1, 2007, Schering-Plough issued Euro 500 million aggregate principal amount of 5.00 percent senior unsecured euro-denominated notes due 2010 and Euro 1.5 billion aggregate principal amount of 5.375 percent senior unsecured euro-denominated notes due 2014. The net proceeds from this offering were approximately $2.8 billion. Interest on the notes is payable annually. The effective interest rate on the 5.00 percent senior unsecured euro-denominated notes and the 5.375 percent senior unsecured euro-denominated notes, which incorporates the initial discount, debt issuance fees and the impact of interest rate hedges, is 5.10 percent and 5.46 percent, respectively. The interest rate payable on these notes is not subject to adjustment. The notes generally restrict Schering-Plough from creating or assuming liens or entering into sale and leaseback transactions unless the aggregate outstanding indebtedness secured by any such liens and related to any such sale and leaseback transactions does not exceed 10 percent of consolidated net tangible assets. These notes are redeemable in whole or in part, at Schering-Plough's option at any time, at a redemption price specified in the prospectus. If a change of control triggering event occurs, as defined in the prospectus, holders of the notes will have the right to require Schering-Plough to repurchase all or any part of the notes for a cash payment equal to 101 percent of the aggregate principal amount of the notes repurchased plus accrued and unpaid interest, if any, to the date of purchase. Schering-Plough used the net proceeds from these notes to fund a portion of the purchase price for the OBS acquisition.

On October 24, 2007, Schering-Plough entered into a five-year senior unsecured euro-denominated term loan facility with a syndicate of banks. On October 31, 2007, Schering-Plough drew Euro 1.1 billion ($1.6 billion) on this term loan to fund a portion of the purchase price for the OBS acquisition. This new term loan has a floating interest rate and requires Schering-Plough to maintain a net debt to total capital ratio of no more than 65 percent through 2009 and 60 percent thereafter, in which net debt equals total debt less cash, cash equivalents, short-term investments and marketable securities and total capital equals the sum of total debt and total shareholders' equity excluding the cumulative effect of acquired in-process research and development in connection with any acquisition consummated after the closing of the term loan. The term loan also generally restricts Schering-Plough from creating or assuming liens or entering into sale and leaseback transactions unless the aggregate outstanding indebtedness secured by any such liens and related to any such sale and leaseback transactions does not exceed 12 percent of consolidated net tangible assets.

The reported U.S. dollar amounts of the outstanding debt balance and interest expense on the euro-denominated notes and euro-denominated term loan will fluctuate due to the impact of foreign currency translation.

On November 26, 2003, Schering-Plough issued $1.25 billion aggregate principal amount of 5.3 percent senior unsecured notes due 2013 and $1.15 billion aggregate principal amount of 6.5 percent senior unsecured notes due 2033. The interest rates payable on the notes are subject to adjustment and, in connection with ratings downgrades in 2004, on December 1, 2004, the interest rate payable on the notes due 2013 increased from 5.3 percent to 5.55 percent, and the interest rate payable on the notes due 2033 increased from 6.5 percent to 6.75 percent. The interest rate payable on a particular series of notes will return to 5.3 percent and 6.5 percent, respectively, and the rate adjustment provisions will permanently cease to apply if, the notes are subsequently rated above Baa1 by Moody's and BBB+ by S&P. If the rating assigned to the notes by either Moody's or S&P is downgraded below A3 or A-, respectively, the interest rate payable on that series of notes would increase. See Note 14, "Borrowings and Other Commitments," to the Consolidated Financial Statements for additional information.

On August 9, 2007, Schering-Plough entered into a $2.0 billion revolving credit agreement with a syndicate of banks and terminated its $1.5 billion credit facility that was due to mature in May 2009. This credit facility has a floating interest rate, matures in August 2012 and requires Schering-Plough to maintain a net debt to total capital ratio of no more than 65 percent through 2009 and 60 percent thereafter, in which net debt equals total debt less cash, cash equivalents, short-term investments and marketable securities and total capital equals the sum of total debt and total shareholders' equity excluding the cumulative effect of acquired in-process research and development in connection with any acquisition consummated after the closing of the credit facility. The credit facility also generally restricts Schering-Plough from creating or assuming liens or entering into sale and leaseback transactions unless the aggregate outstanding indebtedness secured by any such liens and related to any such sale and leaseback transactions does not exceed 12 percent of consolidated net tangible assets. This credit line is available for general corporate purposes and is considered as support to Schering-Plough's commercial paper borrowings. Borrowings under this credit facility may be drawn by the U.S. parent company or by its wholly-owned international subsidiaries when accompanied by a parent guarantee. This facility does not require compensating balances, however, a nominal commitment fee is paid. As of December 31, 2007, no borrowings were outstanding under this facility.

As of December 31, 2007 and 2006, short-term borrowings, including the credit facilities mentioned above, totaled $451 million and $242 million, respectively, including outstanding commercial paper of $149 million as of both dates.

The weighted-average interest rate for short-term borrowings at December 31, 2007 and 2006 was 7.9 percent and 6.4 percent, respectively.

Schering-Plough's senior unsecured euro-denominated notes and euro-denominated term loan have been designated as, and are effective as, economic hedges of the net investment in a foreign operation. In accordance with SFAS No. 52, "Foreign Currency Translation" (SFAS 52), the foreign currency transaction gains or losses on these euro-denominated debt instruments are included in foreign currency translation adjustment within other comprehensive income.

Credit Ratings

Schering-Plough's current unsecured senior credit ratings and outlook are as follows:

Senior Unsecured Credit Ratings	Long-term	Short-term	Long-Term Review Status
Moody's Investors Service	Baa1	P-2	Stable
Standard and Poor's	A−	A-2	Stable
Fitch Ratings	BBB+	F-2	Stable

The short-term ratings discussed above have not significantly affected Schering-Plough's ability to issue or rollover its outstanding commercial paper borrowings at this time. However, Schering-Plough believes the ability of commercial paper issuers, such as Schering-Plough, with one or more short-term credit ratings of P-2 from Moody's, A-2 from S&P and/or F-2 from Fitch to issue or rollover outstanding commercial paper can, at times, be less than that of companies with higher short-term credit ratings. In addition, the total amount of commercial paper capacity available to these issuers is typically less than that of higher-rated companies. Schering-Plough's sizable lines of credit with commercial banks as well as cash and short-term investments held by U.S. and international subsidiaries serve as alternative sources of liquidity and to support its commercial paper program.

Schering-Plough's credit ratings could decline below their current levels. The impact of such decline could reduce the availability of commercial paper borrowing and would increase the interest rate on a portion of Schering-Plough's short and long-term debt. As discussed above, Schering-Plough believes that existing cash and short-term investments, available credit facilities and cash generated from operations will allow Schering-Plough to fund its cash needs for the intermediate term.

Mandatory Convertible Preferred Stock

On August 15, 2007, Schering-Plough issued 10,000,000 shares of 6 percent Mandatory Convertible Preferred Stock (the 2007 Preferred Stock) with a face value of $2.5 billion. Net proceeds to Schering-Plough were approximately $2.4 billion after deducting commissions, discounts and other underwriting expenses. Schering-Plough used the net proceeds from the sale of the 2007 Preferred Stock to fund a portion of the purchase price for the OBS acquisition.

Each share of the 2007 Preferred Stock will automatically convert into between 7.4206 and 9.0909 common shares of Schering-Plough depending on the average closing price of Schering-Plough's common shares over the 20 trading day period ending on the third trading day prior to the mandatory conversion date of August 13, 2010, as defined in the prospectus. The preferred shareholders may elect to convert at any time prior to August 13, 2010, at the minimum conversion ratio of 7.4206 common shares per share of the 2007 Preferred Stock. Additionally, if at any time prior to the mandatory conversion date the closing price of Schering-Plough's common shares exceeds $50.53 (for at least 20 trading days within a period of 30 consecutive trading days), Schering-Plough may elect to cause the conversion of all, but not less than all, of the 2007 Preferred Stock then outstanding at the same minimum conversion ratio of 7.4206 common shares for each share of 2007 Preferred Stock.

The 2007 Preferred Stock accrues dividends at an annual rate of 6 percent on shares outstanding. The dividends are cumulative from the date of issuance and, to the extent Schering-Plough is legally permitted to pay dividends and the Board of Directors declares a dividend payable, Schering-Plough will pay dividends on each dividend payment date. The dividend payment dates are February 15, May 15, August 15 and November 15 of each year, with the first dividend to be paid on November 15, 2007.

During the year ended December 31, 2007, all shares of 6 percent Mandatory Convertible Preferred Stock issued on August 10, 2004 (the 2004 Preferred Stock) were converted into 64,584,929 shares of Schering-Plough common stock.

Equity Issuance and Treasury Shares

On August 15, 2007, Schering-Plough issued 57,500,000 common shares from treasury shares at $27.50 per share. Net proceeds to Schering-Plough were approximately $1.5 billion after deducting commissions, discounts and other underwriting expenses. Schering-Plough used the net proceeds from the sale of the common shares to fund a portion of the purchase price for the OBS acquisition. See Note 2, "Acquisition," to the Consolidated Financial Statements.

Contractual Obligations and Off-Balance Sheet Arrangements

Schering-Plough has various contractual obligations that are reported as liabilities in the Consolidated Balance Sheets and others that are not required to be recognized as liabilities such as certain purchase commitments and other executory contracts. The following table summarizes payments due by period under Schering-Plough's known contractual obligations at December 31, 2007.

	Payments Due by Period				
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(Dollars in millions)				
Short-term borrowings and current portion of long-term debt	$ 461	$ 461	$ —	$ —	$ —
Long-term debt obligations(1)	9,019	—	752	1,657	6,610
Operating lease obligations	907	338	330	168	71
Purchase obligations(2)	2,976	2,736	214	21	5
Deferred compensation plan obligations	192	50	23	63	56
Other obligations(3)	765	363	262	22	118
Total	$14,320	$3,948	$1,581	$1,931	$6,860

(1) Long-term debt obligations include the aggregate principal amount of all long-term debt and excludes interest obligations. See Note 14, "Borrowings and Other Commitments," to the Consolidated Financial Statements for additional information.

(2) Purchase obligations include advertising and research contracts, capital expenditure commitments and other inventory and expense items, and unless material research milestone payments are likely to be paid do not include potential milestone payments since such payments are contingent on the occurrence of certain events. The table also excludes those research contracts that are cancelable by Schering-Plough without penalty. Other purchase obligations consist of both cancelable and non-cancelable items.

(3) This caption includes obligations, based on undiscounted amounts, for estimated payments under certain of Schering-Plough's pension plans, preferred stock dividends, management's estimate of the current portion of unrecognized tax benefits and other contractual obligations.

REGULATORY AND COMPETITIVE ENVIRONMENT IN WHICH SCHERING-PLOUGH OPERATES

Schering-Plough is subject to the jurisdiction of various national, state and local regulatory agencies. These regulations are described in more detail in Item I, Business, of Schering-Plough's 2007 10-K. Regulatory compliance is complex, as regulatory standards (including Good Clinical Practices, Good Laboratory Practices and Good Manufacturing Practices) vary by jurisdiction and are constantly evolving. Regulatory compliance is also costly. Regulatory compliance also impacts the timing needed to bring new drugs to market and to market drugs for new indications. Further, failure to comply with regulations can result in delays in the approval of drugs, seizure or recall of drugs, suspension or revocation of the authority necessary for the production and sale of drugs, fines and other civil or criminal sanctions.

Regulatory compliance, and the cost of compliance failures, can have a material impact on Schering-Plough's results of operations, its cash flows or financial condition.

Much is still unknown about the science of human health and with every drug there are benefits and risks. Societal and government pressures are constantly shifting between the demand for innovation to meet urgent unmet medical needs and adversity to risk. These pressures impact the regulatory environment and the market for Schering-Plough's products.

Regulatory Compliance and Pharmacovigilance

Consent Decree

On August 2, 2007, Schering-Plough announced the dissolution of the Consent Decree by the U.S. District Court for the District of New Jersey. See Note 19, "Consent Decree," to the Consolidated Financial Statements.

Regulatory Inspections

Schering-Plough is subject to pharmacovigilance reporting requirements in many countries and other jurisdictions, including the U.S., the EU, and the EU member states. The requirements differ from jurisdiction to jurisdiction, but all include requirements for reporting adverse events that occur while a patient is using a particular drug, in order to alert the drug's manufacturer and the governmental agency to potential problems.

During 2003, pharmacovigilance inspections by officials of the British and French medicines agencies conducted at the request of the European Medicines Agency (EMEA) cited serious deficiencies in reporting processes. Schering-Plough has continued to work on its long-term action plan to rectify the deficiencies and has provided regular updates to the EMEA.

During the fourth quarter 2005, local UK and EMEA regulatory authorities conducted a follow up inspection to assess Schering-Plough's implementation of its action plan. In the first quarter of 2006, these authorities also inspected the U.S.-based components of Schering-Plough's pharmacovigilance system. The inspectors acknowledged that progress had been made since 2003, but also continued to note significant concerns with the quality systems supporting Schering-Plough's pharmacovigilance processes. Similarly, in a follow up inspection of Schering-Plough's clinical trial practices in the UK, inspectors identified issues with respect to Schering-Plough's management of clinical trials and related pharmacovigilance practices.

In February 2006, Schering-Plough began the Global Clinical Harmonization Program for building clinical excellence (in trial design, execution and tracking), which will strengthen Schering-Plough's scientific and compliance rigor on a global basis. In 2007, certain aspects of the Global Clinical Harmonization Program were implemented and work is expected to continue in 2008 and for several years. In addition, during the fourth quarter 2007, the local UK regulatory authority conducted a follow-up inspection which confirmed that the corrective actions committed to by Schering-Plough following the 2006 inspection of Schering-Plough's UK-based clinical trial operations had in fact been completed. In early January 2008, the local UK regulatory authority returned for a follow-up inspection of Schering-Plough's UK-pharmacovigilance operations. This inspection likewise confirmed that a number of corrective actions had been completed since the last inspection and noted the number of actions Schering-Plough had taken as set forth in Schering-Plough's periodic updates to the EMEA and noted a limited number of observations which Schering-Plough is addressing.. Schering-Plough intends to continue upgrading skills, processes and systems in clinical practices and pharmacovigilance. Schering-Plough remains committed to accomplish this work and to invest significant resources in this area.

Schering-Plough does not know what action, if any, the EMEA or national authorities will take in response to the inspections. Possible actions include further inspections, demands for improvements in reporting systems, criminal sanctions against Schering- Plough and/or responsible individuals and changes in the conditions of marketing authorizations for Schering-Plough's products.

Regulatory Compliance and Post-Marketing Surveillance

Schering-Plough engages in clinical trial research in many countries around the world. These clinical trial research activities must comply with stringent regulatory standards and are subject to inspection by U.S., EU and local country regulatory authorities. Failure to comply with current Good Clinical Practices or other applicable laws or regulations can result in delays in approval of clinical trials, suspension of ongoing clinical trials, delays in approval of marketing authorizations, criminal sanctions against Schering-Plough and/or responsible individuals, and changes in the conditions of marketing authorizations for Schering-Plough's products.

Clinical trials and post-marketing surveillance of certain marketed drugs of competitors within the industry have raised safety concerns that have led to recalls, withdrawals or adverse labeling of marketed products. In addition, these situations have raised concerns among some prescribers and patients relating to the safety and efficacy of pharmaceutical products in general. For the past several years, these occurrences have increased. Recently media mischaracterization of early topline results from the ENHANCE clinical trail led to some concerns among patients and prescribers about ZETIA and VYTORIN (see discussion under "Early 2008 Developments" in the Executive Summary of this Management Discussion and Analysis of Financial Condition and Results of Operations).

Schering-Plough's personnel have regular, open dialogue with the FDA and other regulators and review product labels and other materials on a regular basis and as new information becomes known.

Following this wave of recent product withdrawals by other companies and other significant safety issues, health authorities such as the FDA, the EMEA and the PMDA have continued to increase their focus on safety when assessing the benefit/risk balance of drugs. Some health authorities appear to have become more cautious when making decisions about approvability of new products or indications and are re-reviewing select products which are already marketed, adding further to the uncertainties in the regulatory processes. There is also greater regulatory scrutiny, especially in the U.S., on advertising and promotion and in particular direct-to-consumer advertising.

Similarly, major health authorities, including the FDA, EMEA and PMDA, have also increased collaboration amongst themselves, especially with regard to the evaluation of safety and benefit/risk information. Media attention has also increased. In the current environment, a health authority regulatory action in one market, such as a safety labeling change, may have regulatory, prescribing and marketing implications in other markets to an extent not previously seen.

Some health authorities, such as the PMDA in Japan, have publicly acknowledged a significant backlog in workload due to resource constraints within their agency. This backlog has caused long regulatory review times for new indications and products and has added to the uncertainty in predicting approval timelines in these markets. While the PMDA has committed to correcting the backlog and has made some progress over the last year, it is expected to continue for the foreseeable future.

These and other uncertainties inherent in government regulatory approval processes, including, among other things, delays in approval of new products, formulations or indications, may also affect Schering-Plough's operations. The effect of regulatory approval processes on operations cannot be predicted.

Schering-Plough has nevertheless achieved a significant number of important regulatory approvals since 2004, including approvals for VYTORIN, NOXAFIL, CLARINEX D-24, CLARINEX REDITABS, CLARINEX D-12, SUBOXONE and new indications for TEMODAR and NASONEX. Other significant approvals since 2004 include ASMANEX DPI (Dry Powder for Inhalation) in the U.S., PEGINTRON, ZETIA, TEMODAR and ESMERON/ESLAX in Japan, and new indications for REMICADE. Schering-Plough also has a number of significant regulatory submissions filed in major markets awaiting approval.

Pricing Pressures

As described more specifically in Note 20, "Legal, Environmental and Regulatory Matters," to the Consolidated Financial Statements, the pricing, sales and marketing programs and arrangements, and related business practices of Schering-Plough and other participants in the health care industry are under increasing scrutiny from federal and state regulatory, investigative, prosecutorial and administrative entities. These entities include the Department of Justice and its U.S. Attorney's Offices, the Office of Inspector General of the Department of Health and Human Services, the FDA, the Federal Trade Commission (FTC) and various state Attorneys General offices. Many of the health care laws under which certain of these governmental entities operate, including the federal and state anti-kickback statutes and statutory and common law false claims laws, have been construed broadly by the courts and permit the government entities to exercise significant discretion. In the event that any of those governmental entities believes that wrongdoing has occurred, one or more of them could institute civil or criminal proceedings, which, if instituted and resolved unfavorably, could subject Schering-Plough to substantial fines, penalties and injunctive or administrative remedies, including exclusion from government reimbursement programs. Schering-Plough also cannot predict whether any investigations will affect its marketing practices or sales. Any such result could have a material adverse impact on Schering-Plough's results of operations, cash flows, financial condition, or its business.

In the U.S., many of Schering-Plough's pharmaceutical products are subject to increasingly competitive pricing as managed care groups, institutions, government agencies and other groups seek price discounts. In the U.S. market, Schering-Plough and other pharmaceutical manufacturers are required to provide statutorily defined rebates to various government agencies in order to participate in Medicaid, the veterans health care program and other government-funded programs. The Medicare Prescription Drug Improvement and Modernization Act of 2003 contains a prescription drug benefit for individuals who are eligible for Medicare. This prescription drug benefit became effective on January 1, 2006 and is resulting in increased use of generics and increased purchasing power of those negotiating on behalf of Medicare recipients.

In most international markets, Schering-Plough operates in an environment of government mandated cost-containment programs. Several governments have placed restrictions on physician prescription levels and patient reimbursements; emphasized greater use of generic drugs; and enacted across-the-board price cuts as methods to control costs.

Since Schering-Plough is unable to predict the final form and timing of any future domestic or international governmental or other health care initiatives, including the passage of laws permitting the importation of pharmaceuticals into the U.S., their effect on operations and cash flows cannot be reasonably estimated. Similarly, the effect on operations and cash flows of decisions of government entities, managed care groups and other groups concerning formularies and pharmaceutical reimbursement policies cannot be reasonably estimated.

Competition

The market for pharmaceutical products is competitive. Schering-Plough's operations may be affected by technological advances of competitors, industry consolidation, patents granted to competitors, competitive combination products, new products of competitors, new information from clinical trials of marketed products or post-marketing surveillance and generic competition as Schering-Plough's products mature. In addition, patent positions are increasingly being challenged by competitors, and the outcome can be highly uncertain. An adverse result in a patent dispute can preclude commercialization of products or negatively affect sales of existing products. The effect on operations of competitive factors and patent disputes cannot be predicted.

2008 OUTLOOK

Schering-Plough does not provide numeric guidance. However, the following outlook may be helpful to readers in assessing future prospects:

See the earlier discussion of matters relating to the Merck/Schering-Plough cholesterol joint venture's ENHANCE clinical trial. IMS prescription data (U.S.) shows that, to date in 2008, prescriptions for VYTORIN and ZETIA have declined. Although the prescription data has shown some early signs of stabilization, there are limitations to this prescription data and it is too early to discern any trends from this data. It is likely that there will be weekly fluctuations in IMS reported prescription volumes for VYTORIN and ZETIA before any trend can be identified. Wholesalers, retail chains and other trade buyers may respond to these fluctuations by changing their buying patterns or reducing their inventory levels.

It is too early to determine the business and financial impact of these lower prescription volumes for 2008 or longer-term. However, first quarter 2008 Merck/Schering-Plough cholesterol joint venture sales of VYTORIN and ZETIA in the U.S. will likely be negatively impacted. Schering-Plough accounts for the joint venture under the equity method.

Schering-Plough has been successful in advancing several research and development projects into their late stage. These projects will require sizable resources to complete. Research and development expenses are expected to continue to increase over the next several years as a result of the expanded pipeline, the pipeline projects added through the OBS acquisition and the need for larger, more frequent, and longer clinical trials in the current global regulatory environment.

The risks described in Item 1A. "Risk Factors" in the Schering-Plough 2007 10-K, could cause actual results to differ materially from the expectations provided in this section.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." The standard defines fair value, establishes a framework for measuring fair value in accordance with Generally Accepted Accounting Principles, and expands disclosures about fair value measurements. The standard codifies the definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. For calendar year companies the standard is effective beginning January 1, 2008 except for non-financial items measured on a non-recurring basis for which it is effective beginning January 1, 2009. Based on Schering-Plough's current financial position the impact of this standard on the consolidated financial statements is not expected to be material.

In November 2006, the FASB issued Emerging Issues Task Force Issue (EITF) No. 06-10, "Accounting for Deferred Compensation and Postretirement Benefits Aspects of Collateral Assignment Split-Dollar Life Insurance Arrangements," which is effective for calendar year companies on January 1, 2008. The Task Force concluded that an employer should recognize a liability for the postretirement benefit related to a collateral assignment split-dollar life insurance arrangement in accordance with either FASB Statement No. 106 or APB Opinion No. 12 based on the substantive agreement with the employee. The Task Force also concluded that an employer should recognize and measure an asset based on the nature and substance of the collateral assignment split-dollar life insurance arrangement. The impact of this standard on the consolidated financial statements is not expected to be material.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment of FASB Statement No. 115" (SFAS 159), which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 also includes an amendment to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which applies to all entities with available-for-sale and trading securities. This statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Based on Schering-Plough's current financial position the impact of this standard on the consolidated financial statements is not expected to be material.

In June 2007, the FASB issued EITF Issue No. 07-3, "Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities," which is effective for calendar year companies on January 1, 2008. The Task Force concluded that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities should be deferred and capitalized. Such amounts should be recognized as an expense as the related goods are delivered or the services are performed, or when the goods or services are no longer expected to be provided. The impact of this standard on the consolidated financial statements is not expected to be material.

In December 2007, the FASB issued EITF Issue No. 07-1, "Accounting for Collaborative Arrangements," which is effective for calendar year companies on January 1, 2009. The Task Force clarified the manner in which costs, revenues and sharing payments made to, or received by a partner in a collaborative arrangements should be presented in the income statement and set forth certain disclosures that should be required in the partners' financial statements. Schering-Plough is currently assessing the potential impacts of implementing this standard.

In December 2007, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB 110), which permits entities, under certain circumstances, to continue to use the "simplified" method of estimating the expected term of plain vanilla options as discussed in SAB No. 107 and in accordance with SFAS No. 123 (Revised 2004), "Share-Based Payment." The guidance in this release is effective January 1, 2008. The impact of this standard on the consolidated financial statements is not expected to be material.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations." For calendar year companies, the standard is applicable to new business combinations occurring on or after January 1, 2009. SFAS 141 (R) requires an acquiring entity to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. Most significantly, SFAS 141 (R) will require that acquisition costs generally be expensed as incurred, certain acquired contingent liabilities will be recorded at fair value, and acquired in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date. The standard will also impact certain unresolved matters related to purchase transactions consummated prior to the effective date of the standard. Schering-Plough is currently assessing the potential impacts of implementing this standard.

In December 2007, the FASB also issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51," which is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The standard establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Schering-Plough is currently assessing the potential impacts of implementing this standard.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The following accounting policies and estimates are considered significant because changes to certain judgments and assumptions inherent in these policies could affect Schering-Plough's financial statements:

- Revenue Recognition
- Rebates, Discounts and Returns
- Provision for Income Taxes
- Acquisitions and Impairment of Goodwill, Intangible Assets and Property
- Accounting for Pensions and Post-retirement Benefit Plans
- Accounting for Legal and Regulatory Matters

Revenue Recognition

Schering-Plough's pharmaceutical products are sold to direct purchasers, which include wholesalers, retailers and certain health maintenance organizations. Price discounts and rebates on such sales are paid to federal and state agencies, other indirect purchasers and other market participants such as managed care organizations that indemnify beneficiaries of health plans for their pharmaceutical costs and pharmacy benefit managers.

Schering-Plough recognizes revenue when title and risk of loss pass to the purchaser and when reliable estimates of the following can be determined:

i. commercial discount and rebate arrangements;

ii. rebate obligations under certain federal and state governmental programs; and

iii. sales returns in the normal course of business.

When recognizing revenue, Schering-Plough estimates and records the applicable commercial and governmental discounts and rebates as well as sales returns that have been or are expected to be granted or made for products sold during the period. These amounts are deducted from sales for that period. If reliable estimates of these items cannot be made; Schering-Plough defers the recognition of revenue. Estimates recorded in prior periods are re-evaluated as part of this process.

Revenue recognition for new products is based on specific facts and circumstances including estimated acceptance rates from established products with similar marketing characteristics. Absent the ability to make reliable estimates of rebates, discounts and returns, Schering-Plough would defer revenue recognition.

Product discounts granted are based on the terms of arrangements with wholesalers, managed-care organizations and government purchasers and certain other market conditions. Rebates are estimated based on sales and contract terms, historical experience, trend analysis and projected market conditions in the various markets served. Schering-Plough evaluates market conditions for products or groups of products primarily through the analysis of third party demand and market research data as well as internally generated information. Data and information provided by purchasers and obtained from third parties are subject to inherent limitations as to their accuracy and validity.

Sales returns are estimated and recorded based on historical sales and returns information, analysis of recent wholesale purchase information, consideration of stocking levels at wholesalers and forecasted demand amounts. Products that exhibit unusual sales or return patterns due to dating, competition including expected generic introductions, or other marketing matters are specifically investigated and analyzed as part of the formulation of return reserves.

Schering-Plough's agreements with the major U.S. pharmaceutical wholesalers address a number of commercial issues, such as product returns, timing of payment, processing of chargebacks and the quantity of inventory held by these wholesalers. With respect to the quantity of inventory held by these wholesalers, these agreements provide a financial disincentive for these wholesalers to acquire quantities of product in excess of what is necessary to meet current patient demand. Through the use of these agreements, Schering-Plough expects to avoid situations where Schering-Plough's shipments of product are not reflective of current demand.

Rebates, Discounts and Returns

Schering-Plough's rebate accruals for Federal and State governmental programs, including Medicaid and Medicare Part D, at December 31, 2007 and 2006 were $114 million and $115 million, respectively. Commercial discounts, returns, and other rebate accruals at December 31, 2007 and 2006 were $412 million and $371 million, respectively. These accruals are established in the period the related revenue was recognized, resulting in a reduction to sales and the establishment of liabilities, which are included in total current liabilities, or in the case of returns and other receivable adjustments, an allowance provided against accounts receivable.

In the case of the governmental rebate programs, Schering-Plough's payments involve interpretations of relevant statutes and regulations. These interpretations are subject to challenges and changes in interpretive guidance by governmental authorities. The result of such a challenge or change could affect whether the estimated governmental rebate amounts are ultimately sufficient to satisfy Schering-Plough's obligations. Additional information on governmental inquiries focused in part on the calculation of rebates is contained in Note 20, "Legal, Environmental and Regulatory Matters," to the Consolidated Financial Statements. In addition, it is possible that, as a result of governmental challenges or changes in interpretive guidance, actual rebates could materially exceed amounts accrued.

The following summarizes the activity in the accounts related to accrued rebates, sales returns and discounts:

	Year Ended December 31, 2007	Year Ended December 31, 2006(1)
	(Dollars in millions)	
Accrued Rebates/Returns/Discounts, Beginning of Period	$ 486	$ 522
OBS' accruals acquired November 19, 2007	63	—
Provision for Rebates	609	474
Adjustment to prior-year estimates	(31)	(56)
Payments	(569)	(460)
	9	(42)
Provision for Returns	142	124
Adjustment to prior-year estimates	(24)	(8)
Returns	(137)	(121)
	(19)	(5)
Provision for Discounts	752	605
Adjustment to prior-year estimates	(2)	(6)
Discounts granted	(763)	(588)
	(13)	11
Accrued Rebates/Returns/Discounts, End of Period	$ 526	$ 486

(1) For the year ended December 31, 2006, the adjustment to prior-year estimates for rebates includes $24 million related to the reversal of previously accrued rebate amounts recorded in 2005 and 2004 for the U.S. Government's TRICARE Retail Pharmacy Program that a U.S. Federal Court ruled pharmaceutical manufacturers were not obligated to pay.

In formulating and recording the above accruals, management utilizes assumptions and estimates that include historical experience, wholesaler data, the projection of market conditions, the estimated lag time between sale and payment of a rebate, utilization estimates, and forecasted product demand amounts as discussed under the critical accounting policy entitled "Revenue Recognition."

As part of its review of these accruals, management performs a sensitivity analysis that considers differing assumptions, which are most subject to judgment in its rebate accrual calculation. Based upon Schering-Plough's sensitivity analysis, reasonably possible changes to assumptions related to rebate accruals could favorably or unfavorably impact 2008 net sales and income before taxes in an amount consistent with 2007.

Provision for Income Taxes

Schering-Plough implemented the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," (FIN 48) as of January 1, 2007. As required by FIN 48, the cumulative effect of applying the provisions of the Interpretation was reported as an adjustment to Schering-Plough's retained earnings balance as of January 1, 2007. Schering-Plough reduced its January 1, 2007 retained earnings by $259 million as a result of the adoption of FIN 48.

Schering-Plough's unrecognized tax benefits result primarily from the varying application of statutes, regulations and interpretations and include exposures on intercompany terms of cross border arrangements and utilization of cash held by foreign subsidiaries (investment in U.S. property) as well as Schering-Plough's tax matters litigation (see Note 20, "Legal, Environmental and Regulatory Matters" to the Consolidated Financial Statements). At January 1, and December 31, 2007, the total amount of unrecognized tax benefits was $924 million and $859 million, respectively, which includes reductions to deferred tax assets carrying a full valuation allowance, potential refund claims and tax liabilities. At January 1, and December 31, 2007, approximately $645 million and $535 million, respectively, of total unrecognized tax benefits, if recognized, would affect the effective tax rate. Management believes it is reasonably possible that total unrecognized tax benefits could decrease over the next twelve-month period by up to $615 million. This decrease would be primarily attributable to a decision in the tax matter currently being litigated in Newark District Court, possible final resolution of the taxpayer's 1997 – 2002 examination at IRS Appeals and possible resolutions of various other matters. However, the timing of the ultimate resolution of Schering-Plough's tax matters and the payment and/or receipt of related cash is dependent on a number of factors, many of which are outside Schering-Plough's control.

Schering-Plough includes interest expense or income as well as potential penalties on uncertain tax positions as a component of income tax expense in the Statement of Consolidated Operations. The total amount of accrued interest related to uncertain tax positions at January 1, and December 31, 2007 was $193 million and $197 million, respectively, and is included in other accrued liabilities.

Schering-Plough records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. Schering-Plough has considered ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. In the event Schering-Plough were to determine that it would be able to realize all or an additional portion of its net deferred tax assets, an adjustment to the valuation allowance would increase income in the period such determination is made. Likewise, should Schering-Plough subsequently determine that it would not be able to realize all or an additional portion of its remaining net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Acquisitions and Impairment of Goodwill, Intangible Assets and Property

Schering-Plough accounts for acquired businesses using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. The consolidated financial statements and results of operations reflect an acquired business after the completion of the acquisition. The cost to acquire a business, including transaction costs, is allocated to the underlying net assets of the acquired business based on their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Amounts allocated to acquired in-process research and development are expensed at the date of acquisition. Intangible assets are amortized based on sales over the expected life of the asset. The judgments made in determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact results of operations. Useful lives are determined based on the expected future period of benefit of the asset, which considers various characteristics of the asset, including projected cash flows.

Intangible assets representing the capitalized costs of purchased goodwill, patents, licenses and other forms of intellectual property totaled $9.9 billion at December 31, 2007. Intangible assets and goodwill increased significantly during 2007 due to the acquisition of OBS. Annual amortization expense in each of the next five years is estimated to be approximately $570 million per year based on the intangible assets recorded as of December 31, 2007. The value of these assets is subject to continuing scientific, medical and marketplace uncertainty. For example, if a marketed pharmaceutical product were to be withdrawn from the market for safety reasons or if marketing of a product could only occur with pronounced warnings, amounts capitalized for such a product may need to be reduced due to impairment. Events giving rise to impairment are an inherent risk in the pharmaceutical industry and cannot be predicted. Management regularly reviews intangible assets for possible impairment.

Certain of Schering-Plough's manufacturing sites operate below capacity. Overall costs of operating manufacturing sites have significantly increased due to the Consent Decree and other compliance activities. Schering-Plough's manufacturing cost base is relatively fixed. Actions on the part of management to significantly reduce Schering-Plough's manufacturing infrastructure involve complex issues. As a result, shifting products between manufacturing plants can take many years due to construction and regulatory requirements, including revalidation and registration requirements. Management continues to review the carrying value of certain manufacturing assets for indications of impairment. Future events and decisions may lead to additional asset impairments and/or related costs.

Accounting for Pension and Post-retirement Benefit Plans

Pension and other post-retirement benefit plan information for financial reporting purposes is calculated using actuarial assumptions. Schering-Plough assesses its pension and other post-retirement benefit plan assumptions on a regular basis. In evaluating these assumptions, Schering-Plough considers many factors, including evaluation of the discount rate, expected rate of return on plan assets, healthcare cost trend rate, retirement age assumption, Schering-Plough's historical assumptions compared with actual results and analysis of current market conditions and asset allocations (see Note 8, "Retirement Plans and Other Post-retirement Benefits," to the Consolidated Financial Statements for additional information).

Discount rates used for pension and other post-retirement benefit plan calculations are evaluated annually and modified to reflect the prevailing market rates at the measurement date of a high-quality fixed income debt instrument portfolio that would provide the future cash flows needed to pay the benefits included in the benefit obligations as they come due. In countries where debt instruments are thinly traded, estimates are based on available market rates.

Actuarial assumptions are based upon management's best estimates and judgment. With other assumptions held constant, an increase of 50 basis points in the discount rate would have an estimated favorable impact of $43 million on net pension and post-retirement benefit cost and an increase of 50 basis points in the expected rate of return assumption would have an estimated favorable impact of $17 million on net pension and post-retirement benefit cost. With other assumptions held constant, a decrease of 50 basis points in the discount rate would have an estimated unfavorable impact of $41 million on net pension and post-retirement benefit cost and a decrease of 50 basis points in the expected rate of return assumption would have an estimated unfavorable impact of $17 million on net pension and post-retirement benefit cost. These sensitivities are based on estimated net pension and post-retirement benefit cost in 2008 which includes the annual impact of OBS' plans.

The expected rates of return for the pension and other post-retirement benefit plans represent the average rates of return to be earned on plan assets over the period during which the benefits included in the benefit obligation are to be paid. In developing the expected rate of return, Schering-Plough determines expected returns for each of the major asset classes, principally equities, fixed income and real estate. The return expectations for these asset classes are based on assumptions for economic growth and inflation, which are supported by long-term historical data as well as Schering-Plough's actual experience of return on plan assets. The expected portfolio performance also reflects the contribution of active management as appropriate.

Unrecognized net loss amounts reflect experience differentials primarily relating to differences between expected and actual returns on plan assets as well as the effects of changes in actuarial assumptions. Expected returns are based primarily on a calculated market-related value of assets. Under this methodology, asset gains/losses resulting from actual returns that differ from Schering-Plough's expected returns for the majority of the assets are realized in the market-related value of assets ratably over a five-year period. Total unrecognized net loss amounts in excess of certain thresholds are amortized into net pension and other post-retirement benefit cost over the average remaining service life of employees.

The targeted investment portfolio of Schering-Plough's U.S. Retirement Plan is allocated 65 percent to equities; 28 percent to fixed income investments; and 7 percent to real estate. The targeted investment portfolio of Schering-Plough's U.S. other post-retirement benefit plan is allocated 70 percent to equities and 30 percent to fixed income investments. The portfolios' equity weightings are consistent with the long-term nature of the plans' benefit obligations. For non-U.S. pension plans, the targeted investment portfolio varies based on the duration of pension liabilities and local governmental rules and regulations.

Substantially all investments in equities and fixed income are valued based on quoted public market values. All investments in real estate are valued based on periodic appraisals.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," an amendment of FASB Statements No. 87, 88, 106, and 132R. Effective December 31, 2006, Schering-Plough accounts for its retirement and other post-retirement benefit plans in accordance with SFAS No. 158. Shareholders' equity at December 31, 2006, was reduced by approximately 7 percent upon the adoption of SFAS No. 158. See Note 8, "Retirement Plans and Other Post-Retirement Benefits," to the Consolidated Financial Statements for additional information. SFAS 158 allows an extended adoption date for the requirement to have

Schering-Plough's year-end date as the measurement date for all defined benefit pension and other postretirement plans. For the plans which had measurement dates other than year-end prior to the adoption of SFAS 158, Schering-Plough adopted the year-end measurement date effective with 2007. The impact on the consolidated financial statements related to this measurement date change was not material.

Accounting for Legal and Regulatory Matters

Management judgments and estimates are required in the accounting for legal and regulatory matters on an ongoing basis including insurance coverages. Schering-Plough reviews the status of all claims, investigations and legal proceedings on an ongoing basis. From time to time, Schering-Plough may settle or otherwise resolve these matters on terms and conditions management believes are in the best interests of Schering-Plough. Resolution of any or all claims, investigations and legal proceedings, individually or in the aggregate, could have a material adverse effect on Schering-Plough's results of operations, cash flows or financial condition.

MARKET RISK DISCLOSURE

Schering-Plough is exposed to market risk primarily from changes in foreign currency exchange rates and, to a lesser extent, from interest rates and equity prices. The following describes the nature of these risks.

Foreign Currency Exchange Risk

Schering-Plough has subsidiaries in more than 55 countries. In 2007, sales outside the U.S. accounted for approximately 64 percent of global sales. Virtually all these sales were denominated in currencies of the local country. As such, Schering-Plough's reported profits and cash flows are exposed to changing exchange rates.

To date, management has not deemed it cost effective to engage in a formula-based program of hedging the profits and cash flows of international operations using derivative financial instruments. Because Schering-Plough's international subsidiaries purchase significant quantities of inventory payable in U.S. dollars, managing the level of inventory and related payables and the rate of inventory turnover can provide a level of protection against adverse changes in exchange rates. The risk of adverse exchange rate change is also mitigated by the fact that Schering-Plough's international operations are widespread.

In addition, at any point in time, Schering-Plough's international subsidiaries hold financial assets and liabilities that are denominated in currencies other than U.S. dollars. These financial assets and liabilities consist primarily of short-term, third-party and intercompany receivables and payables. Changes in exchange rates affect the translated value of these financial assets and liabilities. Gains or losses that arise from translation do not affect net income.

On occasion, Schering-Plough has used derivatives to hedge specific foreign currency exposures. During 2007, as part of an overall risk management strategy and in consideration of various preliminary financing scenarios associated with the acquisition of OBS, Schering-Plough purchased euro-denominated currency options to mitigate its exposure in the event there was a significant strengthening in the Euro as compared to the U.S. Dollar. Schering-Plough purchased the options for aggregate premiums of approximately $165 million and received proceeds of $675 million upon the termination of these options, resulting in a net realized gain of $510 million. These derivatives did not qualify for hedge accounting in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended (SFAS 133). Accordingly, the gain on these derivatives was recognized in the Statement of Consolidated Operations. As of December 31, 2007, there were no open foreign currency option contracts.

Schering-Plough's senior unsecured euro-denominated notes and euro-denominated term loan have been designated as, and are effective as, economic hedges of the net investment in a foreign operation. In accordance with SFAS 52, the foreign currency transaction gains or losses on these euro-denominated debt instruments are included in foreign currency translation adjustment within other comprehensive income.

Interest Rate and Equity Price Risk

Financial assets exposed to changes in interest rates and/or equity prices are primarily cash equivalents, short-term investments and the debt and equity securities held in qualified and non-qualified trusts for employee benefits. These assets totaled more than $2.3 billion at December 31, 2007. For cash equivalents and short-term investments, a 10 percent decrease in interest rates would decrease interest income by approximately $36 million. For securities held in qualified and non-qualified trusts, due to the long-term nature of the liabilities that these trust assets will fund, Schering-Plough's exposure to market risk is deemed to be low.

Financial obligations exposed to variability in interest rates are primarily short-term borrowings and the long-term floating-rate euro-denominated term loan.

Schering-Plough has long-term fixed rate debt outstanding, on which a 10 percent decrease in interest rates would increase the fair value of the debt by approximately $256 million.

During 2007, Schering-Plough executed a series of interest rate swaps in anticipation of financing the acquisition of OBS. The objective of the swaps was to hedge the interest rate payments to be made on future issuances of debt. As such, the swaps were designated as cash flow hedges of future interest payments, and in accordance with SFAS 133, the effective portion of the gains or losses on the hedges are reported in other comprehensive income and any ineffective portion is reported in operations. In connection with the euro-denominated debt issuances as described in Note 14, "Borrowings and Other Commitments," to the Consolidated Financial Statements, portions of the swaps were deemed ineffective and Schering-Plough recognized a $7 million loss in the Statement of Consolidated Operations. The effective portion of the swaps of $12 million was recorded in other comprehensive income and is being recognized as interest expense over the life of the related debt. As of December 31, 2007, there were no open interest rate swaps.

Disclosure Notice

Cautionary Statements Under the Private Securities Litigation Reform Act of 1995

Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this report and other written reports and oral statements made from time to time by Schering-Plough may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements do not relate strictly to historical or current facts and are based on current expectations or forecasts of future events. You can identify these forward-looking statements by their use of words such as "anticipate," "believe," "could," "estimate," "expect," "forecast," "project," "intend," "plan," "potential," "will," and other similar words and terms. In particular, forward-looking statements include statements relating to future actions, ability to access the capital markets, pending acquisitions, prospective products or product approvals, timing and conditions of regulatory approvals, patent and other intellectual property protection, future performance or effectiveness of marketed products and pipeline drugs, trends in performance including trends in the cholesterol market, sales efforts, research and development programs and anticipated spending, estimates of rebates, discounts and returns, expenses and programs to reduce expenses, the outcome of contingencies such as litigation and investigations, growth strategy, expected synergies and financial results.

Any or all forward-looking statements here or in other publications may turn out to be wrong. There are no guarantees about Schering-Plough's financial and operational performance or the performance of Schering-Plough's stock. Schering-Plough does not assume the obligation to update any forward-looking statement. Many factors could cause actual results to differ from Schering-Plough's forward-looking statements. These factors include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. Although it is not possible to predict or identify all such factors, Schering-Plough refers you to Item 1A, "Risk Factors," in the Schering-Plough 2007 10-K, which we incorporate herein by reference, for identification of important factors with respect to risks and uncertainties.

Quantitative and Qualitative Disclosures about Market Risk

See the Market Risk Disclosures as set forth in, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Schering-Plough Corporation and Subsidiaries
Statements of Consolidated Operations

(Amounts in millions, except per share figures)

	For the Years Ended December 31,		
	2007	2006	2005
Net sales	$12,690	$10,594	$9,508
Cost of sales	4,405	3,697	3,346
Selling, general and administrative	5,468	4,718	4,374
Research and development	2,926	2,188	1,865
Acquired in-process research and development	3,754	—	—
Other (income)/expense, net	(683)	(135)	5
Special and acquisition-related charges	84	102	294
Equity income	(2,049)	(1,459)	(873)
(Loss)/income before income taxes	(1,215)	1,483	497
Income tax expense	258	362	228
Net (loss)/income before cumulative effect of a change in accounting principle	(1,473)	1,121	269
Cumulative effect of a change in accounting principle, net of tax	—	(22)	—
Net (loss)/income	(1,473)	1,143	269
Preferred stock dividends	118	86	86
Net (loss)/income available to common shareholders	$ (1,591)	$ 1,057	$ 183
Diluted (loss)/earnings per common share:			
(Loss)/earnings available to common shareholders before cumulative effect of a change in accounting principle	$ (1.04)	$ 0.69	$ 0.12
Cumulative effect of a change in accounting principle, net of tax	—	0.02	—
Diluted (loss)/earnings per common share	$ (1.04)	$ 0.71	$ 0.12
Basic (loss)/earnings per common share:			
(Loss)/earnings available to common shareholders before cumulative effect of a change in accounting principle	$ (1.04)	$ 0.69	$ 0.12
Cumulative effect of a change in accounting principle	—	0.02	—
Basic (loss)/earnings per common share	$ (1.04)	$ 0.71	$ 0.12
Dividends per common share	$ 0.26	$ 0.22	$ 0.22

The accompanying notes are an integral part of these Consolidated Financial Statements.

Schering-Plough Corporation and Subsidiaries
Statements of Consolidated Cash Flows
(Amounts in millions)

	For the Years Ended December 31,		
	2007	2006	2005
Operating Activities:			
Net (loss)/income	$ (1,473)	$ 1,143	$ 269
Cumulative effect of a change in accounting principle, net of tax	—	22	—
Net (loss)/income before cumulative effect of a change in accounting principle, net of tax	$ (1,473)	$ 1,121	$ 269
Adjustments to reconcile net (loss)/income before cumulative effect of change in accounting principle, net of tax to net cash provided by operating activities:			
Depreciation and amortization	861	568	486
Accrued share-based compensation	211	168	—
Special and acquisition related charges and payments	(430)	65	265
Purchases of derivative currency options	(165)	—	—
Change in fair value of currency options	(510)	—	—
Proceeds from derivative instruments	675	—	—
Acquired in-process research and development	3,754	—	—
Payment to U.S. taxing authorities	(98)	—	(239)
Changes in assets and liabilities:			
Accounts receivable	21	(241)	(209)
Inventories	(132)	(25)	(92)
Prepaid expenses and other assets	(1)	16	168
Accounts payable and other liabilities	(259)	395	241
Income taxes payable	94	94	(7)
Foreign currency transaction exchange loss	101	—	—
Other, net	(19)	—	—
Net cash provided by operating activities	2,630	2,161	882
Investing Activities:			
Capital expenditures	(618)	(458)	(478)
Dispositions of property and equipment	2	9	43
Acquisition, net of cash acquired	(15,789)	—	—
Purchases of short-term investments	(1,136)	(6,648)	(2,608)
Maturities of short-term investments	4,444	4,199	2,641
Other, net	(59)	(10)	(52)
Net cash used for investing activities	(13,156)	(2,908)	(454)
Financing Activities:			
Cash dividends paid to common shareholders	(382)	(326)	(324)
Cash dividends paid to preferred shareholders	(99)	(86)	(86)
Proceeds from preferred stock issuance, net	2,438	—	—
Proceeds from common stock issuance, net	1,537	—	—
Issuance of long-term debt, net	6,430	—	—
Short-term borrowings	—	—	900
Payments of short-term borrowings	(29)	(1,035)	(1,183)
Stock option exercises	225	83	60
Other, net	(31)	3	—
Net cash provided by/(used for) financing activities	10,089	(1,361)	(633)
Effect of exchange rates on cash and cash equivalents	50	7	(12)
Net decrease in cash and cash equivalents	(387)	(2,101)	(217)
Cash and cash equivalents, beginning of year	2,666	4,767	4,984
Cash and cash equivalents, end of year	$ 2,279	$ 2,666	$ 4,767
Supplemental Disclosure:			
Cash paid for interest, net of amounts capitalized	$ 157	$ 170	$ 159
Cash paid for income taxes (see Note 7)	389	234	592

The accompanying notes are an integral part of these Consolidated Financial Statements.

Schering-Plough Corporation and Subsidiaries
Consolidated Balance Sheets
(Amounts in millions, except per share figures)

	At December 31, 2007	At December 31, 2006
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 2,279	$ 2,666
Short-term investments	32	3,267
Accounts receivable, less allowances: 2007, $261; 2006, $237	2,841	1,804
Inventories	4,073	1,676
Deferred income taxes	349	266
Prepaid expenses and other current assets	1,272	744
Total current assets	10,846	10,423
Property, at cost:		
Land	326	67
Buildings and improvements	4,634	3,387
Equipment	4,503	3,240
Construction in progress	891	627
Total	10,354	7,321
Less accumulated depreciation	3,338	2,956
Property, net	7,016	4,365
Goodwill	2,937	206
Other intangible assets, net	7,004	286
Other assets	1,353	791
Total assets	$29,156	$16,071
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 1,762	$ 1,254
Short-term borrowings and current portion of long-term debt	461	242
Income taxes	617	323
Accrued compensation	995	794
Other accrued liabilities	2,208	1,549
Total current liabilities	6,043	4,162
Long-term Liabilities:		
Long-term debt, net of current portion	9,019	2,414
Deferred income taxes	1,701	122
Other long-term liabilities	2,008	1,465
Total long-term liabilities	12,728	4,001
Commitments and contingent liabilities (Note 20)		
Shareholders' Equity:		
2004 mandatory convertible preferred shares — $1 par value; $50 per share face value; issued 0 at December 31, 2007 and 29 at December 31, 2006	—	1,438
2007 mandatory convertible preferred shares — $1 par value; $250 per share face value issued 10 at December 31, 2007 and 0 at December 31, 2006	2,500	—
Common shares — authorized shares: 2,400, $.50 par value; issued: 2,111 at December 31, 2007 and 2,034 at December 31, 2006	1,055	1,017
Paid-in capital	4,815	1,661
Retained earnings	7,856	10,119
Accumulated other comprehensive loss	(534)	(872)
Total	15,692	13,363
Less treasury shares: 2007, 490; 2006, 547; at cost	5,307	5,455
Total shareholders' equity	10,385	7,908
Total liabilities and shareholders' equity	$29,156	$16,071

The accompanying notes are an integral part of these Consolidated Financial Statements.

Schering-Plough Corporation and Subsidiaries
Statements of Consolidated Shareholders' Equity

(Amounts in millions)

	2004 Mandatory Convertible Preferred Shares	2007 Mandatory Convertible Preferred Shares	Common Shares	Paid-in Capital	Retained Earnings	Treasury Shares	Accumulated Other Compre-hensive Loss	Total Share-holders' Equity
Balance January 1, 2005	$ 1,438	$ —	$1,015	$1,234	$ 9,613	$(5,444)	$(300)	$ 7,556
Comprehensive income/(loss):								
Net income					269			269
Foreign currency translation							(160)	(160)
Minimum pension liability, net of tax, per SFAS No. 87/88							(56)	(56)
Total comprehensive income								53
Cash dividends on common shares					(324)			(324)
Dividends on preferred shares					(86)			(86)
Stock incentive plans and other	—	—	—	182	—	6	—	188
Balance December 31, 2005	$ 1,438	$ —	$1,015	$1,416	$ 9,472	$(5,438)	$(516)	$ 7,387
Comprehensive income:								
Net income					1,143			1,143
Foreign currency translation							94	94
Minimum pension liability, net of tax, per SFAS No. 87/88							67	67
Unrealized gain on investments available for sale, net of tax							4	4
Total comprehensive income								1,308
Cash dividends on common shares					(326)			(326)
Dividends on preferred shares					(86)			(86)
Accrued dividends on common shares					(81)			(81)
Adjustment of pension and other-post-retirement liabilities upon the adoption of SFAS No. 158, net of tax of $25							(521)	(521)
Stock incentive plans and other	—	—	2	245	(3)	(17)	—	227
Balance December 31, 2006	$ 1,438	$ —	$1,017	$1,661	$10,119	$(5,455)	$(872)	$ 7,908
Adoption of FIN 48					(259)			(259)
Comprehensive (loss)/income:								
Net loss					(1,473)			(1,473)
Foreign currency translation							210	210
Pension and other-post-retirement liabilities, net of tax							138	138
Derivative interest rate instruments							(12)	(12)
Unrealized gain on investments available for sale, net of tax							1	1
Total comprehensive loss								(1,136)
Issuance of preferred stock		2,500		(62)				2,438
Issuance of common stock				1,380		157		1,537
Conversion of preferred stock	(1,438)		32	1,406				—
SFAS No. 158 measurement date provisions, net of tax					(2)		1	(1)
Cash dividends on common shares					(382)			(382)
Dividends on preferred shares					(118)			(118)
Accrued dividends on common shares					(20)			(20)
Stock incentive plans and other	—	—	6	430	(9)	(9)	—	418
Balance December 31, 2007	$ —	$2,500	$1,055	$4,815	$ 7,856	$(5,307)	$(534)	$10,385

The accompanying notes are an integral part of these Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Overview

Schering-Plough is an innovation-driven, science-centered global health care company. Through its own biopharmaceutical research and collaborations with partners, Schering-Plough creates therapies that help save and improve lives around the world. Schering-Plough applies its research-and-development platform to human prescription and consumer products as well as to animal health products.

In November 2007, Schering-Plough acquired Organon BioSciences N.V. (OBS), a company that discovers, develops and manufactures human prescription and animal health products. See Note 2, "Acquisitions," for additional information.

Principles of Consolidation

The consolidated financial statements include Schering-Plough Corporation and its subsidiaries (Schering-Plough). Intercompany balances and transactions are eliminated. The accounts of OBS have been included as part of Schering-Plough's results from the date of acquisition (November 19, 2007).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, Schering-Plough evaluates its estimates which are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

Equity Method of Accounting

Schering-Plough accounts for its share of activity from the Merck/Schering-Plough joint venture (the joint venture) with Merck & Co., Inc. (Merck) using the equity method of accounting as Schering-Plough has significant influence over the joint venture's operating and financial policies. Accordingly, Schering-Plough's net sales do not include sales from the joint venture, and Schering-Plough's share of earnings in the joint venture is included in equity income in determining consolidated net income/(loss). Equity income from the joint venture is included in the Human Prescription Pharmaceuticals segment.

Revenue from the sales of VYTORIN and ZETIA are recognized by the joint venture when title and risk of loss has passed to the customer. Equity income from the joint venture excludes any profit arising from transactions between Schering-Plough and the joint venture until such time as there is an underlying profit realized by the joint venture in a transaction with a party other than Schering-Plough or Merck. See Note 4, "Equity Income," for additional information regarding this joint venture.

Cash and Cash Equivalents

Cash and cash equivalents include operating cash and highly liquid investments with original maturities of three months or less, including highly-rated money market accounts.

Short-term Investments

Short-term investments are carried at their fair value and are classified as available-for-sale. These investments consist of certificates of deposit and commercial paper with maturities of less than a year.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined by using the last-in, first-out (LIFO) method for a substantial portion of inventories located in the U.S. The cost of all other inventories is determined by the first-in, first-out method (FIFO).

Depreciation of Property and Equipment

Depreciation is provided over the estimated useful lives of the properties, generally by use of the straight-line method.

Useful lives of new property acquisitions are generally as follows:

Asset Category	Years
Buildings	40
Building Improvements	25
Equipment	3-15

Schering-Plough reviews the carrying value of property and equipment for indications of impairment in accordance with Statement of Financial Accounting Standard (SFAS) 144, "Accounting for the Impairment and Disposal of Long-Lived Assets."

Depreciation expense was $404 million in 2007, $443 million in 2006 and $362 million in 2005. Depreciation expense in 2006 included accelerated depreciation related to the manufacturing streamlining of $93 million.

Foreign Currency Translation

The net assets of most of Schering-Plough's international subsidiaries are translated into U.S. dollars using current exchange rates. The U.S. dollar effects that arise from translating the net assets of these subsidiaries at changing rates are recorded in the foreign currency translation account, which is included in other comprehensive income/(loss) and are reflected as a separate component of Shareholders' Equity. For the remaining international subsidiaries, non-monetary assets and liabilities are translated using historical rates, while monetary assets and liabilities are translated at current rates, with the U.S. dollar effects of rate changes included in the statements of consolidated operations.

Exchange gains and losses arising from translating intercompany balances of a long-term investment nature are recorded in the foreign currency translation account. Transactional exchange gains and losses are included in other (income)/expense, net.

Revenue Recognition

Schering-Plough's pharmaceutical products are sold to direct purchasers which include wholesalers, retailers and certain health maintenance organizations. Price discounts and rebates on such sales are paid to federal and state agencies, other indirect purchasers and other market participants such as managed care organizations that indemnify beneficiaries of health plans for their pharmaceutical costs and pharmacy benefit managers.

Schering-Plough recognizes revenue when title and risk of loss pass to the purchaser and when reliable estimates of the following can be determined:

i. commercial discount and rebate arrangements;

ii. rebate obligations under certain federal and state governmental programs; and

iii. sales returns in the normal course of business.

When recognizing revenue, Schering-Plough estimates and records the applicable commercial and governmental discounts and rebates as well as sales returns that have been or are expected to be granted or made for products sold during the period. These amounts are deducted from sales for that period. If reliable estimates of these items cannot be made, Schering-Plough defers the recognition of revenue. Estimates recorded in prior periods are re-evaluated as part of this process.

Earnings Per Common Share

Diluted earnings/(loss) per common share is computed by dividing net income/(loss) available to common shareholders plus preferred stock dividends for the dilutive effect of any mandatory convertible preferred stock by the sum of the weighted average number of common shares outstanding plus the dilutive effect of shares issuable through deferred stock units and the exercise of stock options and any dilutive effect of shares issuable upon conversion of Schering-Plough's mandatory convertible preferred stock.

Notes to Consolidated Financial Statements — (Continued)

Basic earnings/(loss) per common share is computed by dividing net income/(loss) available to common shareholders by the weighted average number of common shares outstanding.

Goodwill and Other Intangible Assets

Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 142, "Goodwill and Other Intangible Assets," requires that intangible assets acquired either individually or with a group of other assets be initially recognized and measured based on fair value. An intangible with a finite life is amortized over its useful life, while an intangible with an indefinite life, including goodwill, is not amortized.

The Company assesses the recoverability of the carrying value of its goodwill and other intangible assets with indefinite useful lives annually or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be fully recoverable. Recoverability of goodwill is measured at the reporting unit level based on a two-step approach. First, the carrying amount of the reporting unit is compared to the fair value as estimated by the future net discounted cash flows expected to be generated by the reporting unit. To the extent that the carrying value of the reporting unit exceeds the fair value of the reporting unit, a second step would be performed, wherein the reporting unit's assets and liabilities are fair valued. To the extent that the reporting unit's carrying value of goodwill exceeds its implied fair value of goodwill, impairment exists and would be recognized.

Recoverability of other intangible assets with indefinite useful lives is measured by a comparison of the carrying amount of the intangible assets to the fair value of the respective intangible assets. Any excess of the carrying value of the intangible assets over the fair value of the intangible assets would be recognized as an impairment loss.

Schering-Plough conducts its annual impairment testing of goodwill at October 1 each year. Based on the impairment tests performed, there was no impairment of goodwill in 2007, 2006 or 2005; however, there can be no assurance that future goodwill or indefinite lived assets impairment tests will not result in a charge to the Statement of Consolidated Operations.

In 2007, Schering-Plough's goodwill and other intangible asset balances increased significantly due to the acquisition of OBS. See Note 2, "Acquisition," and Note 12, "Goodwill and Other Intangible Assets," for additional information.

Other Assets

Included in other assets is capitalized software of $278 million and $246 million at December 31, 2007 and 2006, respectively. Amortization expense were $89 million, $76 million, and $71 million in 2007, 2006, and 2005, respectively.

Income Taxes

Schering-Plough implemented the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," (FIN 48) as of January 1, 2007. Under FIN 48, in order to recognize an uncertain tax benefit, the taxpayer must be more likely than not of sustaining the position, and the measurement of the benefit is calculated as the largest amount that is more than 50 percent likely to be realized upon resolution of the benefit.

Deferred income taxes are recognized for the future tax effects of temporary differences between the financial and income tax reporting basis of Schering-Plough's assets and liabilities based on enacted tax laws and rates.

Accounting for Share-Based Compensation

Prior to January 1, 2006, Schering-Plough accounted for its stock-based compensation arrangements using the intrinsic value method. No share-based employee compensation cost was reflected in the statements of consolidated operations, other than for Schering-Plough's deferred stock units and performance plans, as stock options granted under all other plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

Effective January 1, 2006, Schering-Plough accounts for all share-based compensation in accordance with SFAS No. 123 (Revised 2004) "Share-Based Payment" (SFAS 123R). See Note 5, "Share-Based Compensation," for additional information.

Shipping and Handling Expenses

Shipping expenses are classified as selling, general and administrative expenses in the Consolidated Statement of Operations.

Impact of Other Recently Issued Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." The standard defines fair value, establishes a framework for measuring fair value in accordance with Generally Accepted Accounting Principles, and expands disclosures about fair value measurements. The standard codifies the definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. For calendar year companies the standard is effective beginning January 1, 2008 except for non-financial items measured on a non-recurring basis for which it is effective beginning January 1, 2009. Based on Schering-Plough's current financial position the impact of this standard on the consolidated financial statements is not expected to be material.

In November 2006, the FASB issued Emerging Issues Task Force Issue (EITF) No. 06-10, "Accounting for Deferred Compensation and Postretirement Benefits Aspects of Collateral Assignment Split-Dollar Life Insurance Arrangements," which is effective for calendar year companies on January 1, 2008. The Task Force concluded that an employer should recognize a liability for the postretirement benefit related to a collateral assignment split-dollar life insurance arrangement in accordance with either FASB Statement No. 106 or APB Opinion No. 12 based on the substantive agreement with the employee. The Task Force also concluded that an employer should recognize and measure an asset based on the nature and substance of the collateral assignment split-dollar life insurance arrangement. The impact of this standard on the consolidated financial statements is not expected to be material.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment of FASB Statement No. 115" (SFAS 159), which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 also includes an amendment to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which applies to all entities with available-for-sale and trading securities. This statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Based on Schering-Plough's current financial position the impact of this standard on the consolidated financial statements is not expected to be material.

In June 2007, the FASB issued EITF Issue No. 07-3, "Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities," which is effective for calendar year companies on January 1, 2008. The Task Force concluded that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities should be deferred and capitalized. Such amounts should be recognized as an expense as the related goods are delivered or the services are performed, or when the goods or services are no longer expected to be provided. The impact of this standard on the consolidated financial statements is not expected to be material.

In December 2007, the FASB issued EITF Issue No. 07-1, "Accounting for Collaborative Arrangements," which is effective for calendar year companies on January 1, 2009. The Task Force clarified the manner in which costs, revenues and sharing payments made to, or received by a partner in a collaborative arrangements should be presented in the income statement and set forth certain disclosures that should be required in the partners' financial statements. Schering-Plough is currently assessing the potential impacts of implementing this standard.

In December 2007, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin 110 (SAB 110), which permits entities, under certain circumstances, to continue to use the "simplified" method of estimating the expected term of plain options as discussed in SAB No. 107 and in accordance with SFAS 123R The guidance in this release is effective January 1, 2008. The impact of this standard on the consolidated financial statements is not expected to be material.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations." (SFAS 141R) For calendar year companies, the standard is applicable to new business combinations occurring on or after January 1, 2009. SFAS 141R requires an acquiring entity to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. Most significantly, SFAS 141R will require that acquisition costs generally be expensed as incurred, certain acquired contingent liabilities will be recorded at fair value, and acquired in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date. The standard will also impact certain unresolved matters related to purchase transactions consummated prior to the effective date of the standard. Schering-Plough is currently assessing the potential impacts of implementing this standard.

In December 2007, the FASB also issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51," which is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The standard establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Schering-Plough is currently assessing the potential impacts of implementing this standard.

2. ACQUISITION

Schering-Plough acquired OBS for a purchase price of approximately Euro 11 billion in cash, or approximately $16.1 billion (including legal and professional fees) on November 19, 2007 (the Acquisition Date). This acquisition added further diversification of marketed products, including two new therapeutic areas (Women's Health and Central Nervous System), as well as significant strength in Animal Health products and the R&D pipeline. The purchase method of accounting was used to account for the transaction in accordance with SFAS No. 141, "Business Combinations." The operating results of OBS are included in Schering-Plough's consolidated financial statements for the period subsequent to the Acquisition Date.

The following table provides pro forma financial information for the years ended December 31, 2007 and 2006 as if the acquisition had occurred as of the beginning of each period presented:

	2007	2006
	(Dollars in millions except per share data) (unaudited)	
Net sales	$16,853	$15,079
Net loss before cumulative effect of a change in accounting principle	(2,500)	(3,987)
Net loss available to common shareholders	(2,712)	(4,201)
Diluted loss per common share	(1.72)	(2.73)
Basic loss per common share	(1.72)	(2.73)

The pro forma financial information for both periods presented includes amortization of the step-up of inventory of $1.1 billion and an acquired in-process research and development charge of $3.8 billion, which are non-recurring charges directly attributable to the accounting for the acquisition. The pro forma financial information also includes the effect of purchase accounting adjustments such as additional amortization expense from the acquired identifiable intangible assets and depreciation from the step-up of property. No effect has been given in the pro forma financial information for synergistic benefits that may be realized or costs related to the integration of OBS. The pro forma financial information should not be considered indicative of actual results that would have been achieved had this acquisition been consummated on the dates indicated and does not purport to indicate results of operations as of any future date or for any future period.

The preliminary allocation of the purchase price of OBS on November 19, 2007 is as follows:

	(Dollars in millions)
Cash	$ 330
Current assets (excluding inventories)	1,288
Inventories	2,404
Property	2,501
Identifiable intangible assets(1)	6,793
Goodwill(2)	2,711
Other non-current assets	750
Acquired in-process research and development (IPR&D)(3)	3,754
Total assets acquired	$20,531
Acquisition related liabilities(4)	$ 151
Other current liabilities	1,633
Deferred tax liabilities	2,145
Other non-current liabilities	483
Total liabilities assumed	$ 4,412
Net assets acquired	$16,119

This allocation of the purchase price is subject to finalization of Schering-Plough's management analysis of the fair value of the assets acquired (including assets related to pension plans) and liabilities assumed of OBS as of the Acquisition Date. The final allocation of the purchase price may result in additional adjustments to the recorded amounts of assets and liabilities and may also result in adjustments to depreciation, amortization and acquired in-process research and development. The adjustments arising out of the finalization of the purchase price allocation will not impact cash flows. However, such adjustments could result in material increases or decreases to net income/(loss) available to common shareholders. Further revisions to the purchase price allocation will be made as additional information becomes available. The final allocation is expected to be completed as soon as practicable but no later than 12 months after the Acquisition Date.

(1) The preliminary purchase price allocation to identifiable intangible assets is as follows:

	Dollars, in millions	Weighted Average Amortization Period (years)
Intangible assets with determinable lives:		
Patents	$4,021	11
Trademarks	2,772	20
Total intangible assets	$6,793	

The weighted average life for the $6.8 billion of total intangibles is approximately 15 years. The intangible assets have no significant residual value. There were no acquired intangible assets that were determined to have an indefinite life.

(2) $1.8 billion of the goodwill has been assigned to the Human Prescription Pharmaceuticals segment and $888 million has been assigned to the Animal Health segment. None of the goodwill is deductible for income tax purposes.

(3) The preliminary value of $3.8 billion assigned to acquired IPR&D was charged to operations in the fourth quarter of 2007. This charge was associated with research projects in animal health and research projects in the women's health, central nervous system and anesthesia therapeutic areas of human health. The amount was determined by using discounted cash flow projections of identified research projects for which technological feasibility had not been established and for which there was no alternative future use. The discount rates used ranged from 14 percent to 18 percent. The projected launch dates following FDA or other regulatory approval are years 2008 through 2013, at which time Schering-Plough expects these projects to begin to generate cash flows. The cost to complete the research projects will depend on whether the projects are brought to their final stages of development and are ultimately submitted to the FDA or other regulatory agencies for approval. As of December 31, 2007, the estimated cost to complete projects near the final stages of development was in excess of $700 million. All of the research and

development projects considered in the valuation are subject to the normal risks and uncertainties associated with demonstrating the safety and efficacy required to obtain FDA or other regulatory approvals.

(4) Included in acquisition related liabilities are involuntary termination benefits and costs to exit certain activities of OBS.

In conjunction with the OBS acquisition, Schering-Plough agreed to divest certain assets as part of regulatory reviews in the U.S. and Europe. These assets have been classified as held for sale and are included in other current assets in the consolidated balance sheet and are not material.

3. SPECIAL AND ACQUISITION RELATED CHARGES AND MANUFACTURING STREAMLINING

2007 Special and Acquisition Related Charges

During the year ended December 31, 2007, Schering-Plough incurred $84 million of special and acquisition-related charges, comprised of $61 million of integration-related costs for the OBS acquisition and $23 million of severance charges as part of integration activities.

2006 Manufacturing Streamlining

During 2006, Schering-Plough implemented changes to its manufacturing operations in Puerto Rico and New Jersey that have streamlined its global supply chain and further enhanced Schering-Plough's long-term competitiveness. These changes resulted in the phase-out and closure of Schering-Plough's manufacturing operations in Manati, Puerto Rico, and additional workforce reductions in Las Piedras, Puerto Rico, and New Jersey. In total, these actions resulted in the elimination of over 1,000 positions. These actions yielded an annualized cost savings of approximately $100 million.

Special charges

Special charges in 2006 related to the changes in Schering-Plough's manufacturing operations totaled $102 million. These charges consisted of approximately $47 million of severance and $55 million of fixed asset impairments.

Cost of sales

Included in 2006 cost of sales was approximately $146 million consisting of $93 million of accelerated depreciation, $46 million of inventory write-offs, and $7 million of other charges related to the closure of Schering-Plough's manufacturing facilities in Manati, Puerto Rico.

The following table summarizes activities reflected in the consolidated financial statements related to changes to Schering-Plough's manufacturing operations which were completed in 2006:

	Charges Included in Cost of Sales	Special Charges	Total Charges	Cash Payments	Non-cash Charges	Accrued Liability
			(Dollars in millions)			
Accrued liability at January 1, 2006						$ —
Severance	$ —	$ 47	$ 47	$(35)	$ —	12
Asset impairments	—	55	55	—	(55)	—
Accelerated depreciation	93	—	93	—	(93)	—
Inventory write-offs	46	—	46	—	(46)	—
Other	7	—	7	(2)	(5)	—
Total	$146	$102	$248	$(37)	$(199)	
Accrued liability at December 31, 2006						$ 12
Severance				(12)		(12)
Accrued liability at December 31, 2007						$ —

2005 Special Charge Activities

Special charges incurred in 2005 are as follows:

	2005
	(Dollars in millions)
Litigation charges	$250
Employee termination costs	28
Asset impairment and other charges	16
	$294

Litigation charges

In 2005, litigation reserves were increased by $250 million. This increase resulted in a total reserve of $500 million for the Massachusetts Investigation, as well as the investigations and the state litigation disclosed under "AWP Litigation and Investigations" in Note 20, "Legal, Environmental and Regulatory Matters," representing Schering-Plough's then current estimate to resolve this matter. On August 29, 2006, Schering-Plough announced it had reached an agreement with the U.S. Attorney's Office for the District of Massachusetts and the U.S. Department of Justice to settle the Massachusetts Investigation for an aggregate amount of $435 million, which was paid during 2007. This settlement amount relates only to the Massachusetts Investigation. The AWP investigations and litigation are ongoing.

Employee termination costs

Employee termination costs in 2005 consisted of $7 million associated with a Voluntary Early Retirement Program (VERP) in the U.S. during 2003 and $21 million of other employee termination costs.

Asset impairment and other charges

For the year ended December 31, 2005, Schering-Plough recognized asset impairment and other charges of $16 million related primarily to the consolidation of Schering-Plough's U.S. biotechnology organizations.

4. EQUITY INCOME

In May 2000, Schering-Plough and Merck & Co., Inc. (Merck) entered into two separate sets of agreements to jointly develop and market certain products in the U.S. including (1) two cholesterol-lowering drugs and (2) an allergy/asthma drug. In December 2001, the cholesterol agreements were expanded to include all countries of the world except Japan. In general, the companies agreed that the collaborative activities under these agreements would operate in a virtual joint venture to the maximum degree possible by relying on the respective infrastructures of the two companies. These agreements generally provide for equal sharing of development costs and for co-promotion of approved products by each company.

The cholesterol agreements provide for Schering-Plough and Merck to jointly develop and commercialize ezetimibe in the cholesterol management field:

i. as a once-daily monotherapy (managed as Zetia in the U.S. and Asia and Ezetrol in Europe);

ii. in co-administration with various approved statin drugs; and

iii. as a fixed-combination tablet of ezetimibe and simvastatin (*Zocor*), Merck's cholesterol-modifying medicine. This combination medication (ezetimibe/simvastatin) is managed as Vytorin in the U.S. and as Inegy in many international countries.

Zetia/Ezetrol (ezetimibe) and Vytorin/Inegy (the combination of ezetimibe/simvastatin) are approved for use in the U.S. and have been launched in many international markets.

Schering-Plough utilizes the equity method of accounting in recording its share of activity from the Merck/Schering-Plough cholesterol joint venture. As such, Schering-Plough's net sales do not include the sales of the joint venture. The cholesterol joint venture agreements provide for the sharing of operating income generated by the joint venture based upon percentages that vary by product, sales level and country. In the U.S. market, Schering-Plough receives a greater share of profits on the first $300 million of annual ZETIA sales. Above $300 million of annual ZETIA sales, Merck and Schering-Plough generally share profits equally. Schering-Plough's allocation of the joint venture income is increased by milestones recognized. Further, either company's share of the joint venture's income from operations is subject to a reduction if that company fails to perform a specified minimum number of physician details in a particular country. The companies agree annually to the minimum number of physician details by country.

The companies bear the costs of their own general sales forces and commercial overhead in marketing joint venture products around the world. In the U.S., Canada and Puerto Rico, the cholesterol agreements provide for a reimbursement to each company for physician details that are set on an annual basis, and in Italy, a contractual amount is included in the profit sharing calculation that is not reimbursed. In the U.S., Canada and Puerto Rico this amount is equal to each company's physician details multiplied by a contractual fixed fee. Schering-Plough reports these amounts as part of equity income from the cholesterol joint venture. These amounts do not represent a reimbursement of specific, incremental and identifiable costs for Schering-Plough's detailing of the cholesterol products in these markets. In addition, these amounts are not reflective of Schering-Plough's sales effort related to the joint venture as Schering-Plough's sales force and related costs associated with the joint venture are generally estimated to be higher.

For the year ended December 31, 2005, Schering-Plough recognized milestones of $20 million. These milestones related to certain European approvals of VYTORIN (ezetimibe/simvastatin) in 2005.

Costs of the joint venture that the companies contractually share are a portion of manufacturing costs, specifically identified promotion costs (including direct-to-consumer advertising and direct and identifiable out-of-pocket promotion) and other agreed upon costs for specific services such as market support, market research, market expansion, a specialty sales force and physician education programs.

Certain specified research and development expenses are generally shared equally by Schering-Plough and Merck. Under certain conditions, as specified in the joint venture agreements with Merck, Schering-Plough could be entitled to receive reimbursements of its future research and development expenses of up to $105 million.

The following information provides a summary of the components of Schering-Plough's equity income from the cholesterol joint venture for the year ended December 31:

	2007	2006	2005
	(Dollars in millions)		
Schering-Plough's share of net income (including milestones of $20 million in 2005)	$1,831	$1,273	$689
Contractual amounts for physician details	242	204	196
Elimination of intercompany profit and other, net	(24)	(18)	(12)
Total equity income from Merck/Schering-Plough joint venture	$2,049	$1,459	$873

Equity income from the joint venture excludes any profit arising from transactions between Schering-Plough and the joint venture until such time as there is an underlying profit realized by the joint venture in a transaction with a party other than Schering-Plough or Merck.

Due to the virtual nature of the cholesterol joint venture, Schering-Plough incurs substantial costs, such as selling, general and administrative costs, that are not reflected in equity income and are borne by the overall cost structure of Schering-Plough. These costs are reported on their respective line items in the Statements of Consolidated Operations and are not separately identifiable. The cholesterol agreements do not provide for any jointly owned facilities and, as such, products resulting from the joint venture are manufactured in facilities owned by either Schering-Plough or Merck.

The allergy/asthma agreements provide for the joint development and marketing by the companies of a once-daily, fixed-combination tablet containing CLARITIN and Singulair. Singulair is Merck's once-daily leukotriene receptor antagonist for the treatment of asthma and seasonal allergic rhinitis. During 2007, a New Drug Application filing for this combination tablet has been accepted by the U.S. Food and Drug Administration (FDA) for standard review.

During 2007, Schering-Plough announced that it had agreed with Merck to commence development of a single-tablet combination of ezetimibe and atorvastatin as a treatment for elevated cholesterol levels.

See Note 20, "Legal, Environmental and Regulatory Matters," for discussion of the ENHANCE matter.

5. SHARE-BASED COMPENSATION

Prior to January 1, 2006, Schering-Plough accounted for its stock compensation arrangements using the intrinsic value method, which followed the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees" and the related Interpretations. Prior to 2006, no stock-based employee compensation cost was reflected in the Statement of Consolidated Operations, other than for Schering-Plough's deferred stock units, as stock options granted under all other plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

Schering-Plough adopted SFAS 123R effective January 1, 2006. SFAS 123R requires companies to recognize compensation expense in an amount equal to the fair value of all share-based payments granted to employees. Schering-Plough elected the modified prospective transition method, and therefore, adjustments to prior periods were not required as a result of adopting SFAS 123R. Under this method, the provisions of SFAS 123R apply to all awards granted after the date of adoption and to any unrecognized expense of awards unvested at the date of adoption based on the grant date fair value. SFAS 123R also amended SFAS No. 95, "Statement of Cash Flows," to require that excess tax benefits that had been reflected as operating cash flows be reflected as financing cash flows.

For grants issued to retirement-eligible employees prior to the adoption of SFAS 123R, Schering-Plough recognized compensation costs over the stated vesting period of the stock option or deferred stock unit with acceleration of any unrecognized compensation costs upon the retirement of the employee. Upon adoption of SFAS 123R, Schering-Plough recognizes compensation costs on all share-based grants made on or after January 1, 2006, over the service period, which is the earlier of: i) one year if the employee is or becomes retirement eligible during the first year of the grant; ii) the employees' retirement eligibility date if after the first year of the grant; and iii) the service period of the award.

On November 10, 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position No. FAS 123R-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards." Schering-Plough has elected to adopt the transition method provided in this FASB Staff Position for purposes of calculating the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of SFAS 123R.

During 2006, the 2006 Stock Incentive Plan (the 2006 Plan) was approved by Schering-Plough's shareholders. Under the terms of the 2006 Plan, 92 million of Schering-Plough's authorized common shares may be granted as stock options or awarded as deferred stock units to officers and certain employees of Schering-Plough through December 2011.

Schering-Plough intends to utilize unissued authorized shares to satisfy stock option exercises and for the issuance of deferred stock units. Expensed related to share-based compensation are classified in the line item associated with the employees' function.

During 2007, Schering-Plough granted performance-based deferred stock units under the 2006 Stock Incentive Plan, which provide certain senior managers the opportunity to earn shares of Schering-Plough common stock. These units will only be earned if specific pre-established levels of performance and service are achieved during a three year performance period (2007-2009).

Implementation of SFAS 123R

In the first quarter of 2006, Schering-Plough recognized a benefit to income of $22 million for the cumulative effect of a change in accounting principle related to two long-term compensation plans required to be accounted for as liability plans under SFAS 123R.

Tax benefits recognized related to stock-based compensation and related cash flow impacts were not material during 2007 and 2006 as Schering-Plough is in a U.S. Net Operating Loss position.

Stock Options

Stock options are granted to employees at exercise prices equal to the fair market value of Schering-Plough's stock at the dates of grant. Stock options under the 2006 Plan generally vest over three years and have a term of seven years. Certain options granted under previous plans vest over longer periods ranging from three to nine years and have a term of 10 years. Compensation costs for all stock options are recognized over the requisite service period for each separately vesting portion of the stock option award. Expense is recognized, net of estimated forfeitures, over the vesting period of the options using an accelerated method. Expense recognized in 2007 and 2006, was approximately $72 million and $56 million, respectively.

The weighted-average assumptions used in the Black-Scholes option-pricing model in 2007, 2006 and 2005 were as follows:

	2007	2006	2005
Dividend yield	1.1%	1.1%	1.7%
Volatility	24.8%	25.7%	31.6%
Risk-free interest rate	4.6%	5.0%	4.1%
Expected term of options (in years)	4.5	4.5	7.0

Dividend yields are based on historical dividend yields. Expected volatilities are based on historical volatilities of Schering-Plough's common stock which is not expected to differ materially from future volatility. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the options. The expected term of options represents the weighted average period of time that options granted are expected to be outstanding giving consideration to vesting schedules. Schering-Plough utilizes the simplified method of calculating the expected term of stock options as allowed under SAB 107 as amended by SAB 110.

The amount of cash received from the exercise of stock options in 2007, 2006 and 2005 was $225 million, $83 million and $60 million, respectively.

Stock-based compensation prior to January 1, 2006, was determined using the intrinsic value method. The following table provides supplemental information for 2005 as if stock-based compensation had been computed under SFAS 123:

	2005 (Dollars in millions except per share figures)
Net income available to common shareholders, as reported	$ 183
Add back: Expense included in reported net income for deferred stock units	89
Deduct: Pro forma expense as if both stock options and deferred stock units were charged against net income available to common shareholders in accordance with SFAS 123	(177)
Pro forma net income available to common shareholders using the fair value method	$ 95
Diluted earnings per common share:	
Diluted earnings per common share, as reported	$0.12
Pro forma diluted earnings per common share using the fair value method	0.06
Basic earnings per common share:	
Basic earnings per common share, as reported	$0.12
Pro forma basic earnings per common share using the fair value method	0.06

Summarized information about stock options outstanding and exercisable at December 31, 2007, is as follows:

	Outstanding			Exercisable	
Exercise Price Range	Number of Options (In thousands)	Weighted-Average Remaining Term in Years	Weighted-Average Exercise Price	Number of Options (In thousands)	Weighted-Average Exercise Price
Under $20	32,668	5.7	$18.23	25,475	$17.99
$20 to $30	9,118	7.2	21.03	5,724	20.93
$30 to $40	23,839	3.8	34.68	14,342	36.74
Over $40	14,215	2.3	46.36	14,164	46.36
	79,840			59,705	

The weighted-average fair value of stock options granted in 2007, 2006 and 2005 was $8.06, $5.22 and $7.04, respectively. The intrinsic value of stock options exercised in 2007, 2006 and 2005 was $132 million, $21 million and $24 million, respectively. The total fair value of options vested in 2007, 2006 and 2005 was $80 million, $73 million and $69 million, respectively.

As of December 31, 2007, the total remaining unrecognized compensation cost related to non-vested stock options amounted to $52 million, which will be amortized over the weighted-average remaining requisite service period of 2.1 years.

The following table summarizes stock option activity as of December 31, 2007, and changes during the year then ended under the current and prior plans:

	Number of Options	Weighted-Average Exercise Price
	(In thousands)	
Outstanding at January 1	84,089	$26.75
Granted	10,070	31.32
Exercised	(12,056)	18.65
Canceled or expired	(2,263)	29.51
Outstanding at December 31	79,840	$28.47
Exercisable at December 31	59,705	$29.51

The aggregate intrinsic value of stock options outstanding at December 31, 2007, was $326 million. The aggregate intrinsic value of stock options currently exercisable at December 31, 2007, was $253 million. Intrinsic value for stock options is calculated based on the exercise price of the underlying awards and the quoted price of Schering-Plough's common stock as of the reporting date.

The following table summarizes nonvested stock option activity as of December 31, 2007, and changes during the year then ended under the current and prior plans:

	Number of Options	Weighted-Average Fair Value
	(In thousands)	
Nonvested at January 1	24,451	$6.00
Granted	10,070	8.06
Vested	(13,300)	6.05
Forfeited	(1,086)	6.13
Nonvested at December 31	20,135	$6.99

Deferred Stock Units

The fair value of deferred stock units is determined based on the number of shares granted and the quoted price of Schering-Plough's common stock at the date of grant. Deferred stock units generally vest at the end of three years provided the employee remains in the service of Schering-Plough. Expense is recognized on a straight-line basis over the vesting period. Deferred stock units are payable in an equivalent number of common shares. Expense recognized in 2007, 2006 and 2005 was $125 million, $112 million and $89 million, respectively.

Summarized information about deferred stock units outstanding at December 31, 2007, is as follows:

Deferred Stock Unit Price Range	Outstanding		
	Number of Deferred Stock Units (In thousands)	Weighted-Average Remaining Term in Years	Weighted-Average Fair Value
$15 to $20	6,126	1.3	$19.22
$20 to $25	6,220	0.4	20.78
Over $25	5,607	2.3	31.34
	17,953		

The weighted-average fair value of deferred stock units granted in 2007, 2006 and 2005 was $31.19, $19.27 and $20.65 respectively. The total fair value of deferred stock units vested during 2007, 2006 and 2005 was $17 million, $68 million and $39 million, respectively.

As of December 31, 2007, the total remaining unrecognized compensation cost related to deferred stock units amounted to $185 million, which will be amortized over the weighted-average remaining requisite service period of 2.0 years.

The following table summarizes deferred stock unit activity as of December 31, 2007, and changes during the year then ended under the current and prior plans:

	Number of Nonvested Deferred Stock Units (In thousands)	Weighted-Average Fair Value
Nonvested at January 1, 2007	13,799	$19.81
Granted	5,882	31.19
Vested	(939)	17.68
Forfeited	(789)	22.07
Nonvested at December 31, 2007	17,953	$23.55

Performance-Based Deferred Stock Units

The distribution of the performance-based deferred stock units are contingent on Schering-Plough meeting either performance and/or market conditions. One half of the performance-based stock unit grant has a performance condition and the fair value of these units was based on the closing stock price on the date of grant. The other half of the grant has a market condition and the fair value of these units was determined by using a lattice valuation model with expected volatility assumptions and other assumptions appropriate for determining fair value. The weighted average grant-date fair value of performance-based deferred stock units granted during 2007 was $23.47 and represented approximately 1,397,000 underlying shares. As of December 31, 2007, none of these units have vested.

Compensation expense for performance-based stock units is based on the fair values of the awards expected to vest based on performance measures and is recognized over the performance period. The compensation expense recognized for the year ended 2007 is $14 million. As of December 31, 2007, unrecognized compensation cost related to the performance-based deferred stock units was $34 million, which will be amortized over the remaining weighted average requisite service period of 2.0 years. The remaining unrecognized compensation cost for the performance-based deferred stock units may vary each reporting period based on changes in the expected achievement of performance measures.

Liability Plans

Schering-Plough has two compensation plans that are classified as liability plans under SFAS 123R, as the ultimate cash payout of these plans will be based on Schering-Plough's stock performance as compared to the stock performance of a peer group. Upon adoption of SFAS 123R on January 1, 2006, Schering-Plough recognized a cumulative income effect of a change in accounting principle of $22 million in order to recognize the liability plans at fair value. During the service period, income or expense amounts related to these liability plans are based on the change in fair value at each reporting date. Fair value for the plans was estimated using a lattice valuation model using expected volatility assumptions and other assumptions appropriate for determining fair value. For one of these liability plans, the service period concluded as of December 31, 2006 and the value of the plan became fixed. The expense recognized for these liability plans in the Statements of Consolidated Operations, exclusive of the impact of the cumulative effect of a change in accounting principle, was $22 million and $24 million, for 2007 and 2006, respectively.

As of December 31, 2007, the total remaining unrecognized compensation cost related to the liability plans amounted to $12 million, which will be amortized over the weighted-average remaining requisite service period of 1 year. This amount will vary each reporting period based on changes in fair value for the plan for which there is a remaining service requirement.

6. OTHER (INCOME)/EXPENSE, NET

The components of other (income)/expense, net, are as follows:

	2007	2006	2005
	(Dollars in millions)		
Interest cost incurred	$ 263	$ 184	$ 177
Less: amount capitalized on construction	(18)	(12)	(14)
Interest expense	245	172	163
Interest income	(395)	(297)	(176)
Foreign exchange (gains)/losses, net	(37)	2	8
Realized gain on foreign currency options, net	(510)	—	—
Ineffective portion of interest rate swaps	7	—	—
Other, net	7	(12)	10
Total other (income)/expense, net	$(683)	$(135)	$ 5

Net foreign exchange gains of $37 million in 2007 includes $101 million of foreign currency transaction exchange losses related to euro-denominated debt instruments prior to being accounted for as economic hedges of the net investment in a foreign operation. These currency exchange losses were non-cash items and are included as adjustments to reconcile net loss to net cash provided by operating activities in the Statement of Consolidated Cash Flows.

During 2007, as part of an overall risk management strategy and in consideration of various preliminary financing scenarios associated with the acquisition of OBS, Schering-Plough purchased euro-denominated currency options (derivatives) for aggregate premiums of approximately $165 million and received proceeds of $675 million upon the termination of these options, resulting in a net realized gain of $510 million. These derivatives did not qualify for hedge accounting in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended (SFAS 133). Accordingly, the gain on these derivatives was recognized in the Statement of Consolidated Operations. These derivatives were short-term (trading) in nature and did not hedge a specific financing or investing transaction. Accordingly, the cash impacts of these derivatives have been classified as operating cash flows in the Statement of Consolidated Cash Flows.

During 2007, Schering-Plough executed a series of interest rate swaps in anticipation of financing the acquisition of OBS. The objective of the swaps was to hedge the interest rate payments to be made on future issuances of debt. As such, the swaps were designated as cash flow hedges of future interest rate payments, and in accordance with SFAS 133, the effective portion of the gains or losses on the hedges are reported in other comprehensive income and any ineffective portion is reported in operations. In connection with the euro-denominated debt issuances as described in Note 14, "Borrowings and Other Commitments," portions of the swaps were deemed ineffective and Schering-Plough recognized a $7 million loss in the Statement of Consolidated Operations during 2007. The effective portion of the swaps of $12 million was recorded in other comprehensive income during 2007 and is being recognized as interest expense over the life of the related debt. The cash flow impacts of these interest rate swaps are classified as operating cash flows in the Statement of Consolidated Cash Flows.

During 2006 and 2007, Schering-Plough participated in healthcare refinancing programs adopted by local government fiscal authorities in a major European market. During the year ended December 31, 2007, Schering-Plough transferred $173 million of its trade accounts receivables owned by foreign subsidiaries to third-party financial institutions without recourse. During the year ended December 31, 2006, Schering-Plough transferred $38 million of its trade accounts receivables owned by a foreign subsidiary to third-party financial institutions without recourse. The transfer of trade accounts receivable qualified as sales of accounts receivable under SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." For the years ended December 31, 2007 and 2006, the transfer of these trade accounts receivable did not have a material impact on Schering-Plough's Statement of Consolidated Operations. Cash flows from these transactions are included in the change in accounts receivable in operating activities.

7. INCOME TAXES

The components of consolidated (loss)/income before income taxes for the years ended December 31 are as follows:

	2007	2006	2005
	(Dollars in millions)		
United States	$ (982)	$ (593)	$(1,436)
Foreign	(233)	2,098	1,933
Total (loss)/income before income taxes and including cumulative effect of a change in accounting principle	$(1,215)	$1,505	$ 497

The 2007 loss included an acquired in-process research and development charge to the amortization of fair values of certain assets acquired as part of the OBS acquisition.

Income from the cholesterol joint venture is included in the above table based on the jurisdiction in which the income is earned.

The components of income tax expense for the years ended December 31 are as follows:

	Federal	State	Foreign	Total
		(Dollars in millions)		
2007				
Current	$ 36	$20	$265	$321
Deferred	—	—	(63)	(63)
Total	$ 36	$20	$202	$258
2006				
Current	$ 42	$25	$251	$318
Deferred	(3)	—	47	44
Total	$ 39	$25	$298	$362
2005				
Current	$(46)	$23	$227	$204
Deferred	—	(9)	33	24
Total	$(46)	$14	$260	$228

During 2004, Schering-Plough established a valuation allowance on its net U.S. deferred tax assets, including the benefit of U.S. operating losses, as management concluded that it is not more likely than not that the benefit of the U.S. net deferred tax assets can be realized. At December 31, 2007, Schering-Plough continues to maintain a valuation allowance against its U.S. net deferred tax assets.

During 2005, Schering-Plough repatriated approximately $9.4 billion in accordance with its planned repatriation under the provisions of the American Jobs Creation Act, (AJCA) which was the maximum amount of foreign earnings that qualified for an effectively reduced tax rate of 5.25 percent. The tax provision related to the AJCA was recorded in 2004. Schering-Plough's tax provision for the year ended December 31, 2005, includes a U.S. federal income tax benefit of approximately $42 million as a result of an IRS Notice issued in August 2005. The provisions of this Notice resulted in a reduction of the previously accrued tax liability attributable to the AJCA repatriation and also reduced the 2005 U.S. Net Operating Loss (NOL) carried forward to subsequent years.

Prior to the AJCA, Schering-Plough's intent was to indefinitely reinvest all unremitted earnings of its international subsidiaries, and except for the amounts repatriated under the AJCA, Schering-Plough maintains its intent to indefinitely reinvest earnings of its international subsidiaries. Schering-Plough has not provided deferred taxes on approximately $5.8 billion of undistributed foreign earnings as of December 31, 2007. Determining the tax liability that would arise if these earnings were remitted is not practicable. That liability would depend on a number of factors, including the amount of the earnings distributed and whether the U.S. operations were generating taxable profits or losses.

Deferred income taxes are provided for temporary differences between the financial reporting basis and the tax basis of Schering-Plough's assets and liabilities. Schering-Plough's deferred tax assets result principally from the recording of certain items that currently are not deductible for tax purposes and net operating loss and other tax credit carryforwards. Schering-Plough's deferred tax liabilities principally result from book over tax basis difference resulting from the OBS acquisition and the use of accelerated depreciation for tax purposes.

The components of Schering-Plough's deferred tax assets and liabilities at December 31 are as follows:

	2007	2006
	(Dollars in millions)	
Deferred tax assets:		
NOL carryforwards	$ 401	$ 374
Other tax credit carryforwards	418	341
Post-retirement and other employee benefits	632	553
Inventory related	272	158
Sales return reserves	144	142
Litigation accruals	88	156
Intangible Assets	132	34
Other	343	205
Total deferred tax assets:	$ 2,430	$ 1,963
Deferred tax liabilities:		
Depreciation	$ (454)	$ (288)
Inventory valuation	(191)	(33)
OBS Intangible Assets	(1,669)	—
Other	(111)	(61)
Total deferred tax liabilities:	$(2,425)	$ (382)
Deferred tax valuation allowance	$(1,219)	$(1,358)
Net deferred tax (liabilities)/assets	$(1,214)	$ 223

The change in the valuation allowance from 2006 to 2007 is principally related to an increase in deferred tax liabilities related to the acquisition of OBS.

The deferred tax assets for net operating losses and other tax credit carryforwards principally relate to U.S. NOLs, Research and Development (R&D) tax credits, U.S. foreign tax credits and Federal Alternative Minimum Tax (AMT) credit carryforwards. At December 31, 2007, Schering-Plough had approximately $1.7 billion of U.S. NOLs for income tax purposes that are available to offset future U.S. taxable income. U.S. NOLs are U.S. operating losses adjusted for the differences between financial and tax reporting. These U.S. NOLs will expire in varying amounts between 2024 and 2027, if unused. State NOLs related to these U.S. NOLs, as well as an incremental amount related to OBS's state NOLs, expire in varying amounts between 2008 and 2027. At December 31, 2007, Schering-Plough had approximately $164 million of R&D tax credits carryforwards that will expire between 2022 and 2027; $189 million of foreign tax credit carryforwards that will expire between 2011 and 2017; and $49 million of AMT tax credit carryforwards that have an indefinite life. The U.S. NOL carryforward could be materially reduced after examination of Schering-Plough's income tax returns by the Internal Revenue Service (IRS). Schering-Plough has reduced the deferred tax assets and related valuation allowance recorded for its U.S. NOLs and tax credit carryforwards to reflect the estimated resolution of these examinations.

The difference between income taxes based on the U.S. statutory tax rate and Schering-Plough's income tax expense for the years ending December 31 was due to the following:

	2007	2006	2005
	(Dollars in millions)		
Income tax (benefit)/expense at U.S. statutory rate	$ (425)	$ 527	$ 174
Increase/(decrease) in taxes resulting from:			
Lower rates in other jurisdictions, net	(883)	(436)	(417)
Federal (benefit) on repatriated foreign earnings under the Act, net of credits	—	—	(42)
U.S. operating losses for which no tax benefit was recorded	165	215	437
Permanent differences	1,346	(7)	66
State income tax	20	25	14
Provision for other tax matters	35	38	(4)
Income tax at effective tax rate	$ 258	$ 362	$ 228

The permanent differences in 2007 are largely attributable to the acquired in-process research and development charge of $3.8 billion related to the acquisition of OBS for which no tax benefit was recorded.

The lower tax rates in other jurisdictions in 2007, 2006, and 2005, net, are primarily attributable to Schering-Plough's manufacturing subsidiaries in Singapore, Ireland and Puerto Rico, which operate under various incentive tax grants that begin to expire in 2011. Additionally, most major countries in which Schering-Plough conducts its operations have statutory tax rates less than the U.S. tax rate. Overall, income taxes primarily relate to foreign taxes and does not include any benefit related to U.S. operating losses.

Schering-Plough implemented the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," (FIN 48) as of January 1, 2007. As required by FIN 48, the cumulative effect of applying the provisions of the Interpretation was reported as an adjustment to Schering-Plough's retained earnings balance as of January 1, 2007. Schering-Plough reduced its January 1, 2007 retained earnings by $259 million as a result of the adoption of FIN 48.

Schering-Plough's unrecognized tax benefits result primarily from the varying application of statutes, regulations and interpretations and include exposures on intercompany terms of cross border arrangements and utilization of cash held by foreign subsidiaries (investment in U.S. property) as well as Schering-Plough's tax matters litigation (see Note 20, "Legal, Environmental and Regulatory Matters"). At January 1, and December 31, 2007, the total amount of unrecognized tax benefits was $924 million and $859 million, respectively, which includes reductions to deferred tax assets carrying a full valuation allowance, potential refund claims and tax liabilities. At January 1, and December 31, 2007, approximately $645 million and $535 million, respectively, of total unrecognized tax benefits, if recognized, would affect the effective tax rate. Management believes it is reasonably possible that total unrecognized tax benefits could decrease over the next twelve-month period up to $615 million. This would be primarily attributable to a decision in the tax matter currently being litigated in Newark District Court, possible final resolution of Schering-Plough's 1997 — 2002 examination by the IRS and appeals and possible resolutions of various other matters. However, the timing of the ultimate resolution of Schering-Plough's tax matters and the payment and receipt of related cash is dependent on a number of factors, many of which are outside Schering-Plough's control.

Schering-Plough includes interest expense or income as well as potential penalties on uncertain tax positions as a component of income tax expense in the Statement of Consolidated Operations. The total amount of accrued interest related to uncertain tax positions at January 1, and December 31, 2007 was $193 million and $197 million, respectively, and is included in other accrued liabilities.

Notes to Consolidated Financial Statements — (Continued)

The tabular reconciliation of Schering-Plough's FIN 48 unrecognized tax benefits from January 1 — December 31, 2007 is as follows:

	(Dollars in millions)
At January 1, 2007	$ 924
Additions for tax positions related to 2007	74
Additions for tax positions related to prior years	46
Additions for tax positions related to acquired entities	37
Reductions for tax positions related to prior years	(25)
Reductions for potential refund claims(1)	(120)
Reductions related to amounts settled with taxing authorities	(77)
Lapses in Statutes of Limitations	—
As of December 31, 2007	$ 859

(1) Schering-Plough had been considering the filing of refund claims based on court decisions involving the claim of right doctrine. Two recent courts of appeal decision, clarifying the law in this area have made it clear that Schering Plough would not prevail on these claims. The amount of unrecognized tax benefits has been reduced accordingly and had no impact on net loss in 2007.

Net consolidated income tax payments, exclusive of payments related to the tax examinations and litigation discussed below, during 2007, 2006, and 2005 were $389 million, $234 million, and $592 million, respectively.

In January 2006, the IRS completed its examination of Schering-Plough's 1993-1996 federal income tax returns. Schering-Plough made a cash payment in the third quarter of 2005 in the form of a tax deposit of approximately $239 million in anticipation of the settlement of the 1993-1996 tax examination and to prevent additional IRS interest charges. This payment fully satisfied the liability associated with the tax examination and was consistent with the previously recorded reserves.

During the second quarter of 2007, the IRS completed its examination of Schering-Plough's 1997-2002 federal income tax returns. Schering-Plough is seeking resolution of an issue raised during this examination through the IRS administrative appeals process. Schering-Plough remains open with the IRS for the 1997 — 2007 tax years. For most of its other significant tax jurisdictions (both U.S. state and foreign), Schering-Plough's income tax returns are open for examination for the period 2000 through 2007. In July 2007, Schering-Plough made a payment of $98 million to the IRS pertaining to the 1997-2002 examination.

In October 2001, IRS auditors asserted that two interest rate swaps that Schering-Plough entered into with an unrelated party should be recharacterized as loans from affiliated companies, resulting in additional tax liability for the 1991 and 1992 tax years. In September 2004, Schering-Plough made payments to the IRS in the amount of $194 million for income tax and $279 million for interest. Schering-Plough filed refund claims for the tax and interest with the IRS in December 2004. Following the IRS's denial of Schering-Plough's claims for a refund, Schering-Plough filed suit in May 2005 in the U.S. District Court for the District of New Jersey for refund of the full amount of the tax and interest. This refund litigation is currently being tried in Newark District court. Schering-Plough's tax reserves were adequate to cover the above-mentioned payments.

8. RETIREMENT PLANS AND OTHER POST-RETIREMENT BENEFITS

Plan Descriptions

Schering-Plough has defined benefit pension plans covering eligible employees in the U.S. and certain foreign countries. For the largest U.S. plan (the Schering-Plough Retirement Plan), benefits for normal retirement are primarily based upon the participant's average final earnings, years of service and Social Security income, and are modified for early retirement. Death and disability benefits are also available under the plan. Benefits become fully vested after five years of service. The plan provides for the continued accrual of credited service for employees who opt to postpone retirement and remain employed with Schering-Plough after reaching the normal retirement age. Non-U.S. pension plans offer benefits that are competitive with local market conditions. The defined benefit plans that were assumed by

Notes to Consolidated Financial Statements — (Continued)

Schering-Plough as part of the OBS acquisition have been included in Schering-Plough's results of operations after the Acquisition Date and financial position as of December 31, 2007. See Note 2, "Acquisition."

In addition, Schering-Plough provides post-retirement medical and life insurance benefits primarily to its eligible U.S. retirees and their dependents through its post-retirement benefit plans.

Effective December 31, 2006, Schering-Plough accounts for its retirement plans and other post-retirement benefit plans (the plans) in accordance with SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," (SFAS 158) an amendment of SFAS No. 87, 88, 106, and 132R. SFAS 158 requires the recognition of an asset for the overfunded plans and a liability for the underfunded plans in Schering-Plough's consolidated balance sheets. This Statement also requires the recognition of changes in the funded status of the plans in the year in which the changes occur. SFAS 158 allows an extended adoption date for the requirement to have the Schering-Plough's year-end date as the measurement date for all defined benefit pension and other postretirement plans. For the plans which had measurement dates other than year-end prior to the adoption of SFAS 158, Schering-Plough adopted the year-end measurement date effective with 2007. The impact on the consolidated financial statements related to this measurement date change was not material.

The incremental effects resulting from the implementation of SFAS 158 on the individual line items of Schering-Plough's Consolidated Balance Sheets at December 31, 2006, are as follows:

	Balance Sheets Amounts Prior to SFAS No. 87/88/158 Adjustments	SFAS No. 87/88 Adjustments	SFAS No. 158 Adjustments	Balance Sheets Amounts After SFAS No. 87/88/158 Adjustments
		(Dollars in millions)		
ASSETS				
Other intangible assets	$ 347	$ (2)	$ (59)	$ 286
Other long-term assets (including deferred tax asset)	780	15	(4)	791
LIABILITIES				
Accrued compensation	$ 779	$ —	$ 15	$ 794
Other long-term liabilities	1,076	(54)	443	1,465
EQUITY				
Accumulated other comprehensive loss, net of tax effects	$ (418)	$ 67	$(521)	$ (872)

Included in Schering-Plough's accumulated other comprehensive loss at December 31, 2007 and 2006, was $689 million ($553 million, net of tax effects) and $841 million ($692 million, net of tax effects), respectively, of costs that were not recognized as components of net periodic benefit costs pursuant to SFAS No. 87, "Employers' Accounting for Pensions" and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The components of these costs at December 31, 2007 and 2006, were as follows:

	Retirement Plans		Other Post-Retirement Benefits	
	2007	2006	2007	2006
	(Dollars in millions)			
Actuarial loss	$447	$604	$223	$216
Prior service cost/(credit)	58	64	(39)	(43)
Total	$505	$668	$184	$173

The actuarial losses primarily represent the cumulative difference between the actuarial assumptions and the actual returns from plan assets, changes in discount rates and plans' experience. Total loss amounts, net in excess of certain thresholds, are amortized into net pension and other post-retirement benefit cost over the average remaining service life of employees. The amounts in accumulated other comprehensive loss that are expected to be recognized as components of net periodic costs during 2008 are as follows:

	Retirement Plans	Other Post-Retirement Benefits
	(Dollars in millions)	
Actuarial loss recognition	$19	$10
Prior service cost/(credit) recognition	7	(5)

Actuarial Assumptions

The consolidated weighted average assumptions used to determine benefit obligations at December 31 were:

	Retirement Plans		Other Post-Retirement Benefits	
	2007	2006	2007	2006
Discount rate	5.8%	5.5%	6.5%	6.0%
Rate of increase in future compensation	3.7%	3.8%	N/A	N/A

The assumptions above were used to develop the benefit obligations at year-end.

The consolidated weighted average assumptions used to determine net benefit costs for the years ended December 31 were:

	Retirement Plans			Other Post-Retirement Benefits		
	2007	2006	2005	2007	2006	2005
Discount rate	5.5%	5.3%	5.6%	6.0%	5.7%	6.0%
Long-term expected rate of return on plan assets	7.6%	7.7%	7.5%	7.5%	7.5%	7.5%
Rate of increase in future compensation	3.8%	3.8%	3.9%	N/A	N/A	N/A

The assumptions used to determine net periodic benefit costs for each year are established at the end of each previous year while the assumptions used to determine benefit obligations are established at each year-end. The net periodic benefit costs and the actuarial present value of the benefit obligations are based on actuarial assumptions that are determined annually based on an evaluation of long-term trends, as well as market conditions, that may have an impact on the cost of providing retirement benefits.

The long-term expected rates of return on plan assets are derived from return assumptions determined for each of the major asset classes: equities, fixed income and real estate, on a proportional basis. The return expectations for each of these asset classes are based largely on assumptions about economic growth and inflation, which are supported by long-term historical data.

The weighted average assumed healthcare cost trend rate used for post-retirement measurement purposes is 10.6 percent for 2008, trending down to 5.2 percent by 2017. A one percent increase in the assumed healthcare cost trend rate would increase combined post-retirement service and interest cost by $11 million and the post-retirement benefit obligation by $92 million. A one percent decrease in the assumed health care cost trend rate would decrease combined post-retirement service and interest cost by $9 million and the post-retirement benefit obligation by $74 million.

Average retirement age is assumed based on the annual rates of retirement experienced by Schering-Plough.

Notes to Consolidated Financial Statements — (Continued)

Components of Net Periodic Benefit Costs

The net pension and other post-retirement benefit costs totaled $223 million, $204 million, and $165 million in 2007, 2006, and 2005, respectively.

The components of net pension and other post-retirement benefits expense were as follows:

	Retirement Plans			Other Post-Retirement Benefits		
	2007	2006	2005	2007	2006	2005
	(Dollars in millions)					
Service cost	$ 137	$ 119	$ 102	$ 21	$ 18	$ 15
Interest cost	135	113	106	29	26	24
Expected return on plan assets	(135)	(113)	(112)	(13)	(13)	(15)
Amortization, net	43	44	31	4	6	2
Termination benefits	—	—	7	—	—	1
Settlements	2	4	4	—	—	—
Net pension and other post-retirement benefit costs	$ 182	$ 167	$ 138	$ 41	$ 37	$ 27

Benefit Obligations

The components of the changes in the benefit obligations were as follows:

	Retirement Plans		Other Post-Retirement Benefits	
	2007	2006	2007	2006
	(Dollars in millions)			
Benefit obligations at beginning of year	$2,369	$2,155	$509	$451
Service cost	137	119	21	18
Interest cost	135	113	29	26
Medicare drug subsidy received	—	—	2	2
Participant contributions	10	6	4	3
Effects of exchange rate changes	51	53	1	—
Benefits paid	(108)	(110)	(27)	(25)
Acquisitions/plan transfers	1,597	14	75	1
Actuarial(gains) / losses (including assumption change)	(165)	33	17	33
Change in measurement date	4	—	—	—
Plan amendments	3	4	(1)	—
Termination benefits	—	—	—	—
Curtailment	—	(6)	—	—
Settlement	(8)	(12)	—	—
Benefit obligations at end of year	$4,025	$2,369	$630	$509
Benefit obligations of over-funded plans	$ 250	$ 99	$ —	$ —
Benefit obligations of under-funded plans	3,775	2,270	630	509

Funded Status and Balance Sheet Presentation

The components of the changes in plan assets were as follows:

	Retirement Plans		Other Post-Retirement Benefits	
	2007	2006	2007	2006
	(Dollars in millions)			
Fair value of plan assets, primarily stocks and bonds, at beginning of year	$1,673	$1,441	$189	$185
Actual gain on plan assets	101	186	13	24
Employer contributions	196	115	2	2
Participant contributions	10	6	4	3
Acquisitions/plan transfers	1,388	10	—	—
Effects of exchange rate changes	41	37	—	—
Settlements	(8)	(12)	—	—
Benefits paid	(108)	(110)	(27)	(25)
Fair value of plan assets at end of year	$3,293	$1,673	$181	$189
Plan assets of over-funded plans	$ 292	$ 120	$ —	$ —
Plan assets of under-funded plans	3,001	1,553	181	189

The increase in the benefit obligations and retirement plan assets at December 31, 2007 is primarily due to the acquisition and/or plan transfers related to Schering-Plough's acquisition of OBS in November 2007. The OBS benefit obligations and retirement plan assets are based on a preliminary estimate of fair value.

In addition to the plan assets indicated above, at December 31, 2007 and 2006, securities investments of $75 million and $71 million, respectively, were held in a non-qualified trust designated to provide pension benefits for certain under-funded plans.

In accordance with SFAS No. 158, at December 31, 2007 and 2006, the net asset of the over-funded plans was $42 million and $21 million, respectively, all of which related to Schering-Plough's retirement plans, and is included in other long-term assets. The net liability from the under-funded plans at December 31, 2007 and 2006, totaled $1.2 billion and $1.0 billion, respectively, as follows:

	Retirement Plan		Other Post-Retirement Benefits	
	2007	2006	2007	2006
	(Dollars in millions)			
Accrued compensation (current)	$ 18	$ 15	$ 4	$ —
Other long-term liabilities	756	702	445	320
Total	$774	$717	$449	$320

At December 31, 2007 and 2006, the accumulated benefit obligations (ABO) for the retirement plans were $3.6 billion and $2.0 billion, respectively. The aggregated accumulated benefit obligations and fair values of plan assets for retirement plans with accumulated benefit obligations in excess of plan assets were $2.7 billion and $2.2 billion, respectively, at December 31, 2007, and $1.8 billion and $1.4 billion, respectively, at December 31, 2006.

Plan Assets at Fair Value

The asset allocation for the consolidated retirement plans at December 31, 2007 and 2006, and the target allocation for 2008 are as follows:

Asset Category	Target Allocation 2008	Percentage of Plan Assets at December 31, 2007	2006
Equity securities	53%	54%	62%
Debt securities	40	39	31
Real estate	7	7	7
Total	100%	100%	100%

The asset allocation for the post-retirement benefit trusts at December 31, 2007 and 2006, and the target allocation for 2008 are as follows:

Asset Category	Target Allocation 2008	Percentage of Plan Assets at December 31, 2007	2006
Equity securities	70%	75%	76%
Debt securities	30	25	24
Total	100%	100%	100%

Schering-Plough's investments related to these plans are broadly diversified, consisting primarily of equities and fixed income securities, with an objective of generating long-term investment returns that are consistent with an acceptable level of overall portfolio market value risk. The assets are periodically rebalanced back to the target allocations.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Retirement Plans	Other Post-retirement Benefits
	(Dollars in millions)	
2008	$ 158	$ 33
2009	141	34
2010	152	36
2011	165	38
2012	179	40
Years 2013-2017	1,097	242

Schering-Plough's practice is to fund qualified pension plans at least at sufficient amounts to meet the minimum requirements set forth in applicable laws. Schering-Plough expects to contribute approximately $215 million to its retirement plans during 2008, including a minimum of approximately $55 million to the U.S. Schering-Plough Retirement Plan.

Defined Contribution Plans

Schering-Plough maintains defined contribution savings plans in the U.S. including a plan acquired as part of the OBS acquisition. For the largest U.S. plan, Schering-Plough makes contributions to the plan equal to three percent of eligible employee earnings, plus a matching contribution of up to two percent of eligible employee earnings based on employee contributions. The total Schering-Plough contributions to this plan in 2007 and 2006 were $77 million and $70 million, respectively.

Schering-Plough also maintains defined contribution retirement plans in various other jurisdictions. Schering-Plough's contributions to these plans in 2007 and 2006 were not material.

9. EARNINGS PER COMMON SHARE

The following table reconciles the components of the basic and diluted earnings/(loss) per share computations:

	2007	2006	2005
	(Dollars and shares in millions)		
EPS numerator:			
Net (loss)/income available to common shareholders	$(1,591)	$1,057	$ 183
EPS Denominator:			
Weighted average shares outstanding for basic EPS	1,536	1,482	1,476
Dilutive effect of options and deferred stock units	—	9	8
Average shares outstanding for diluted EPS	1,536	1,491	1,484

During the third quarter of 2007, Schering-Plough's 2004 mandatory convertible preferred stock converted into 65 million common shares. These common shares are included in the weighted average shares calculation for the period after conversion.

For the years ended December 31, 2007, 2006 and 2005, 45 million, 65 million, and 69 million common shares, respectively, obtainable upon conversion of the 2004 mandatory convertible preferred stock were excluded from the computation of diluted (loss)/earnings per common share because their effect would have been antidilutive on a weighted average basis for the period prior to conversion.

In addition, for the year ended December 31, 2007, approximately 91 million common shares obtainable upon conversion of the 2007 mandatory convertible preferred stock were excluded from the computation of diluted (loss)/ earnings common per share because their effect would have been antidilutive.

The equivalent common shares issuable under Schering-Plough's stock incentive plans that were excluded from the computation of diluted (loss)/earnings per common share because their effect would have been antidilutive were 100 million, 48 million, and 39 million, respectively, for the years ended December 31, 2007, 2006, and 2005, respectively.

Schering-Plough issued 57,500,000 of common shares on August 15, 2007. These common shares are included in the weighted-average shares calculation for the period after issuance. See Note 16 "Shareholders' Equity," for additional information.

10. ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss at December 31, 2007 and 2006 were as follows:

	2007	2006
	(Dollars in millions)	
Foreign currency translation adjustment	$ 13	$(197)
Pension and other-post-retirement liabilities, net of tax effects, in accordance with SFAS No. 158 provisions(1)	(553)	(692)
Accumulated derivative loss	(12)	—
Unrealized gain on investments available for sale, net of tax	18	17
Total	$(534)	$(872)

(1) See Note 8, "Retirement Plans and Other Postretirement Benefits," for additional information regarding the impacts on Schering-Plough's financial statements upon the adoption of SFAS No. 158.

Included in foreign currency translation adjustment during 2007 is a $23 million charge to comprehensive loss from Schering-Plough's euro-denominated debt instruments which have been designated as, and are effective as, economic hedges of the net investment in a foreign operation.

Notes to Consolidated Financial Statements — (Continued)

Effective December 31, 2006, Schering-Plough accounts for its retirement and other post-retirement benefit plans in accordance with SFAS No. 158. The implementation of SFAS No. 158 resulted in an increase of $521 million, net of tax effects, to accumulated other comprehensive loss that reduced shareholders' equity.

During 2007, Schering-Plough executed a series of interest rate swaps in anticipation of financing the acquisition of OBS. The objective of the swaps was to hedge the interest rate payments to be made on future issuances of debt. As such, the swaps were designated as cash flow hedges of future interest rate payments, and in accordance with SFAS 133, the effective portion of the gains or losses on the hedges are reported in other comprehensive income and any ineffective portion is reported in operations. The effective portion of the swaps of $12 million was recorded in other comprehensive income and is being recognized as interest expense over the life of the related debt. During the year ended December 31, 2007, $1 million of the effective portion of the interest rate swaps was recognized as interest expense. $2 million is expected to be recognized as interest expense during 2008.

Gross unrealized pre-tax gains on investments in 2007 and 2006 were $1 million and $4 million, respectively; unrealized losses were immaterial.

11. INVENTORIES

Inventories consisted of the following at December 31:

	2007	2006
	(Dollars in millions)	
Finished products	$1,823	$ 728
Goods in process	1,729	771
Raw materials and supplies	617	248
Total inventories and inventory classified in other non-current assets	$4,169	$1,747

Included in other assets at December 31, 2007 and 2006 is $96 million and $71 million, respectively, of inventory not expected to be sold within one year.

Inventories valued on a last-in, first-out (LIFO) basis comprised approximately 9 percent and 20 percent of total inventories at December 31, 2007 and 2006, respectively. The estimated replacement cost of total inventories at December 31, 2007 and 2006 was $4.2 billion and $1.8 billion, respectively. The cost of all other inventories is determined by the first-in, first-out method (FIFO).

12. GOODWILL AND OTHER INTANGIBLE ASSETS

During 2007, as part of the purchase accounting for the acquisition of OBS, Schering-Plough recorded $2.7 billion of goodwill, of which $1.8 billion has been assigned to the Human Prescription Pharmaceuticals segment and $888 million has been assigned to the Animal Health segment. None of the goodwill related to the OBS acquisition is deductible for income tax purposes.

The following table summarizes goodwill activity during the years ending December 31,

	2007			2006		
	Human Prescription Pharmaceuticals	Animal Health	Total	Human Prescription Pharmaceuticals	Animal Health	Total
			(Dollars in millions)			
Goodwill balance January 1	$ 35	$ 171	$ 206	$35	$169	$204
Acquisitions	1,828	888	2,716	—	—	—
Foreign exchange	11	4	15	—	2	2
Write-offs	—	—	—	—	—	—
Other	—	—	—	—	—	—
Goodwill balance December 31	$1,874	$1,063	$2,937	$35	$171	$206

The components of other intangible assets, net, are as follows at December 31:

	2007			2006		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
			(Dollars in millions)			
Patents	$4,050	$ 55	$3,995	$ 10	$ 7	$ 3
Trademarks	2,851	67	2,784	43	26	17
Licenses and other	740	515	225	660	394	266
Total other intangible assets	$7,641	$637	$7,004	$713	$427	$286

Patents, trademarks and licenses are amortized on the straight-line method over their respective useful lives. The residual value of intangible assets is estimated to be zero.

During 2007, as part of the purchase accounting for the acquisition of OBS, Schering-Plough recorded $6.8 billion of other intangible assets. See Note 2, "Acquisition," for additional information.

Amortization expense related to other intangible assets in 2007, 2006, and 2005 was $107 million, $47 million, and $49 million, respectively, and is included in cost of sales in the Statement of Consolidated Operations. All intangible assets are reviewed to determine their recoverability by comparing their carrying values to their expected undiscounted future cash flows when events or circumstances warrant such a review. Annual amortization expenses related to these intangible assets for the years 2008 to 2013 is expected to be approximately $570 million.

13. PRODUCT LICENSES

In August 2005, Schering-Plough exercised its right to develop and commercialize with Centocor, Inc. (Centocor), golimumab, a new anti-TNF-alpha monoclonal antibody being developed as a therapy for the treatment of rheumatoid arthritis and other immune-mediated inflammatory diseases. Pursuant to the exercise, Schering-Plough received exclusive worldwide marketing rights to golimumab, excluding the U.S., Japan, China (including Hong Kong), Taiwan, and Indonesia. In exchange for its rights under this agreement, Schering-Plough made an upfront payment in the amount of $124 million to Centocor before a tax benefit of $6 million. This payment was included in research and development expenses for the year ended December 31, 2005. Schering-Plough is sharing development costs with Centocor.

In December 2007, Schering-Plough and Centocor revised their distribution agreement regarding the development, commercialization and distribution of both REMICADE and golimumab, extending Schering-Plough's rights to exclusively market REMICADE to match the duration of Schering-Plough's exclusive marketing rights for golimumab. Effective upon regulatory approval of golimumab in the EU, Schering-Plough's marketing rights for both products will now extend for 15 years after the first commercial sale of golimumab within the EU. Centocor will receive a progressively increased share of profits on Schering-Plough's distribution of both products in the Schering-Plough marketing territory between 2010 and 2014, and the share of profits will remain fixed thereafter for the remainder of the term. The changes to the duration of REMICADE marketing rights and the profit sharing arrangement for the products are all conditioned on approval of golimumab being granted prior to September 1, 2014. Schering-Plough may independently develop and market golimumab for a Crohn's disease indication in its territories, with an option for Centocor to participate. In addition, Schering-Plough and Centocor agreed to utilize an autoinjector device in the commercialization of golimumab and further agreed to share its development costs. For the rights to this device, Schering-Plough made an upfront payment of $21 million, which is included in research and development expenses for the year ended December 31, 2007.

Effective September 1, 2005, Schering-Plough restructured its INTEGRILIN co-promotion agreement with Millennium. Under the terms of the restructured agreement, Schering-Plough acquired exclusive U.S. development and commercialization rights to INTEGRILIN in exchange for an upfront payment of $36 million and royalties on INTEGRILIN sales. Schering-Plough has agreed to pay minimum royalties of $85 million per year to Millennium for 2006 and 2007. Schering-Plough also purchased existing INTEGRILIN inventory from Millennium. The $36 million upfront payment has been capitalized and included in other intangible assets.

14. BORROWINGS AND OTHER COMMITMENTS

Short and Long-Term Borrowings

Schering-Plough's outstanding borrowings at December 31, 2007 and 2006 are as follows:

	2007	2006
	(Dollars in millions)	
Short-term		
Commercial paper	$ 149	$ 149
Other short-term borrowings and current portion of long-term debts	310	91
Current portion of capital leases	2	2
Total short-term borrowings	$ 461	$ 242
Long-term		
5.00% senior unsecured euro-denominated notes due 2010	$ 736	$ —
Floating rate euro-denominated term loan due 2012	1,619	—
5.30% senior unsecured notes due 2013	1,247	1,247
5.375% senior unsecured euro-denominated notes due 2014	2,205	—
6.00% senior unsecured notes due 2017	995	—
6.50% senior unsecured notes due 2033	1,143	1,142
6.55% senior unsecured notes due 2037	994	—
Capital leases	24	25
Other long-term borrowings	56	—
Total long-term borrowings	$9,019	$2,414

Schering-Plough's short-term borrowings consist of primarily bank loans and commercial paper issued in the U.S. The weighted average interest rate on short-term borrowings was 7.9 percent and 6.4 percent at December 31, 2007 and 2006, respectively.

Senior unsecured notes

On October 1, 2007, Schering-Plough issued Euro 500 million aggregate principal amount of 5.00 percent senior unsecured euro-denominated notes due 2010 and Euro 1.5 billion aggregate principal amount of 5.375 percent senior unsecured euro-denominated notes due 2014. The net proceeds from this offering were approximately $2.8 billion. Interest on the notes is payable annually. The effective interest rate on the 5.00 percent senior unsecured euro-denominated notes and the 5.375 percent senior unsecured euro-denominated notes, which incorporates the initial discount, debt issuance fees and the impact of interest rate hedges, is 5.10 percent and 5.46 percent, respectively. The interest rate payable on these notes is not subject to adjustment. The notes generally restrict Schering-Plough from creating or assuming liens or entering into sale and leaseback transactions unless the aggregate outstanding indebtedness secured by any such liens and related to any such sale and leaseback transactions does not exceed 10 percent of consolidated net tangible assets. These notes are redeemable in whole or in part, at Schering-Plough's option at any time, at a redemption price specified in the prospectus. If a change of control triggering event occurs, as defined in the prospectus, holders of the notes will have the right to require Schering-Plough to repurchase all or any part of the notes for a cash payment equal to 101 percent of the aggregate principal amount of the notes repurchased plus accrued and unpaid interest, if any, to the date of purchase.

On September 17, 2007, Schering-Plough issued $1.0 billion aggregate principal amount of 6.00 percent senior unsecured notes due 2017 and $1.0 billion aggregate principal amount of 6.55 percent senior unsecured notes due 2037. The net proceeds from this offering were approximately $2.0 billion. Interest on the notes is payable semi-annually. The effective interest rate on the 6.00 percent senior unsecured notes and the 6.55 percent senior unsecured notes, which incorporates the initial discount and debt issuance fees, is 6.13 percent and 6.67 percent, respectively. The interest rate payable on these notes is not subject to adjustment. The notes generally restrict Schering-Plough from creating or assuming liens or entering into sale and leaseback transactions unless the aggregate outstanding indebtedness secured by any such liens and related to any such sale and leaseback transactions does not exceed 10 percent of consolidated net tangible assets. These notes are redeemable in whole or in part, at Schering-Plough's option at any time, at a redemption price equal to the greater of (1) 100 percent of the principal amount of such notes and (2) the sum of the present values of the remaining scheduled payments of principal and interest discounted to the redemption date on a semiannual basis using the rate of Treasury Notes with comparable remaining terms plus 25 basis points for the 2017 notes or 30 basis points for the 2037 notes. If a change of control triggering event occurs, as defined in the prospectus, holders of the notes will have the right to require Schering-Plough to repurchase all or any part of the notes for a cash payment equal to 101 percent of the aggregate principal amount of the notes repurchased plus accrued and unpaid interest, if any, to the date of purchase.

Schering-Plough used the net proceeds from the issuance of these senior unsecured notes to fund a portion of the purchase price for the OBS acquisition. See Note 2, "Acquisition."

On November 26, 2003, Schering-Plough issued $1.25 billion aggregate principal amount of 5.3 percent senior unsecured notes due 2013 and $1.15 billion aggregate principal amount of 6.5 percent senior unsecured notes due 2033. The net proceeds from this offering were $2.37 billion. Interest on the notes is payable semi-annually and subject to rate adjustment as follows: If the rating assigned to a particular series of notes by either Moody's Investors Service, Inc. (Moody's) or Standard & Poor's Rating Services (S&P) changes to a rating set forth below, the interest rate payable on that series of notes will be the initial interest rate (5.3 percent for the notes due 2013 and 6.5 percent for the notes due 2033) plus the additional interest rate set forth below by Moody's and S&P:

Additional Interest Rate	Moody's Rating	S&P Rating
0.25%	Baa1	BBB+
0.50%	Baa2	BBB
0.75%	Baa3	BBB−
1.00%	Ba1 or below	BB+ or below

In no event will the interest rate for any of the notes increase by more than 2 percent above the initial coupon rates of 5.3 percent and 6.5 percent, respectively. If either Moody's or S&P subsequently upgrades its ratings, the interest rates will be correspondingly reduced, but not below 5.3 percent or 6.5 percent, respectively. Furthermore, the interest rate payable on a particular series of notes will return to 5.3 percent and 6.5 percent, respectively, and the rate adjustment provisions will permanently cease to apply if, following a downgrade by either Moody's or S&P below A3 or A−, respectively, the notes are subsequently rated above Baa1 by Moody's and BBB+ by S&P.

Upon issuance, the notes were rated A3 by Moody's and A+ by S&P. On July 14, 2004, Moody's lowered its rating of the notes to Baa1 and, accordingly, the interest payable on each note increased by 25 basis points, effective December 1, 2004, resulted in a 5.55 percent the interest rate payable on the notes due 2013, and a 6.75 percent the interest rate payable on the notes due 2033 increased. At December 31, 2007, the notes were rated Baa1 by Moody's and A− by S&P.

These senior unsecured notes are redeemable in whole or in part, at Schering-Plough's option at any time, at a redemption price equal to the greater of (1) 100 percent of the principal amount of such notes and (2) the sum of the present values of the remaining scheduled payments of principal and interest discounted using the rate of Treasury Notes with comparable remaining terms plus 25 basis points for the 2013 notes or 35 basis points for the 2033 notes.

Term Loan

On October 24, 2007, Schering-Plough entered into a five-year senior unsecured euro-denominated term loan facility with a syndicate of banks. On October 31, 2007, Schering-Plough drew Euro 1.1 billion ($1.6 billion) on this term loan to fund a portion of the purchase price for the OBS acquisition. See Note 2, "Acquisition," for additional information. This new term loan has a floating interest rate (4.95% weighted average rate for 2007) and requires Schering-Plough to maintain a net debt to total capital ratio of no more than 65 percent through 2009 and 60 percent thereafter, in which net debt equals total debt less cash, cash equivalents, short-term investments and marketable securities and total capital equals the sum of total debt and total shareholders' equity excluding the cumulative effect of acquired in-process research and development in connection with any acquisition consummated after the closing of the term loan. The term loan also generally restricts Schering-Plough from creating or assuming liens or entering into sale and leaseback transactions unless the aggregate outstanding indebtedness secured by any such liens and related to any such sale and leaseback transactions does not exceed 12 percent of consolidated net tangible assets.

In addition, Schering-Plough's international subsidiaries had approximately $608 million available in unused lines of credit from various financial institutions at December 31, 2007.

Aggregate Amount of Maturities

The aggregate amount of maturities for all long-term debt for each of the next five years and thereafter are as follows:

	2008	2009	2010	2011	2012	Thereafter
	(Dollars in millions)					
Long-term debt	$10	$8	$744	$18	$1,639	$6,610

Credit Facilities

On August 9, 2007, Schering-Plough entered into a $2.0 billion revolving credit agreement with a syndicate of banks and terminated its $1.5 billion credit facility that was to mature in May 2009. This credit facility has a floating interest rate, matures in August 2012 and requires Schering-Plough to maintain a net debt to total capital ratio of no more than 65 percent through 2009 and 60 percent thereafter, in which net debt equals total debt less cash, cash equivalents, short-term investments and marketable securities and total capital equals the sum of total debt and total shareholders' equity excluding the cumulative effect of acquired in-process research and development in connection with any acquisition consummated after the closing of the credit facility. The credit facility also generally restricts Schering-Plough from creating or assuming liens or entering into sale and leaseback transactions unless the aggregate outstanding indebtedness secured by any such liens and related to any such sale and leaseback transactions does not exceed 12 percent of consolidated net tangible assets. This credit line is available for general corporate purposes and is considered as support to Schering-Plough's commercial paper borrowings. Borrowings under this credit facility may be drawn by the U.S. parent company or by its wholly-owned international subsidiaries when accompanied by a parent guarantee. This facility does not require compensating balances, however, a nominal commitment fee is paid. As of December 31, 2007, no borrowings were outstanding under this facility.

Schering-Plough had a $1.5 billion credit facility that was terminated in August 2007. As of December 31, 2005, $325 million was drawn under this facility by a wholly-owned international subsidiary for the purposes of funding repatriations under the AJCA. During 2006, this borrowing amount was fully repaid. As of December 31, 2006, no borrowings were outstanding under this facility.

In addition to the above credit facility, Schering-Plough entered into a $575 million credit facility during the fourth quarter of 2005 for the purposes of funding repatriations under the AJCA. As of December 31, 2005, the entire amount was drawn by a wholly-owned international subsidiary to fund the repatriations. This facility was paid in full and terminated in 2006.

Other Commitments

Total rent expense amounted to $156 million, $118 million and $110 million in 2007, 2006 and 2005, respectively. Future annual minimum rental commitments in the next five years on non-cancelable operating leases as of December 31, 2007, are as follows: 2008, $338 million; 2009, $199 million; 2010, $131 million; 2011, $95 million; and 2012, $73 million, with aggregate minimum lease obligations of $71 million due thereafter.

At December 31, 2007, Schering-Plough has commitments totaling $232 million and $3 million related to capital expenditures to be made in 2008 and 2009, respectively.

15. FINANCIAL INSTRUMENTS

SFAS 133 requires all derivatives to be recorded on the balance sheets at fair value. In addition, this Statement also requires: (1) the effective portion of qualifying cash flow hedges be recognized in income when the hedged item affects income; (2) changes in the fair value of derivatives that qualify as fair value hedges, along with the change in the fair value of the hedged risk, be recognized as they occur; and (3) changes in the fair value of derivatives that do not qualify for hedge treatment, as well as the ineffective portion of qualifying hedges, be recognized in the statements of consolidated operations as they occur.

Risks, Policy and Objectives

Schering-Plough is exposed to market risk, primarily from changes in foreign currency exchange rates and, to a lesser extent, from interest rate and equity price changes. Currently, Schering-Plough has not deemed it cost effective to engage in a formula-based program of hedging the profits and cash flows of international operations using derivative financial instruments, but on a limited basis, Schering-Plough will hedge selective foreign currency risks with derivatives. Because Schering-Plough's international subsidiaries purchase significant quantities of inventory payable in U.S. dollars, managing the level of inventory and related payables and the rate of inventory turnover can provide a natural level of protection against adverse changes in exchange rates. Furthermore, the risk of adverse exchange rate change is somewhat mitigated by the fact that Schering-Plough's international operations are widespread.

Schering-Plough's senior unsecured euro-denominated notes and euro-denominated term loan have been designated as, and are effective as, economic hedges of the net investment in a foreign operation. In accordance with SFAS No. 52, "Foreign Currency Translation," the foreign currency transaction gains or losses on these euro-denominated debt instruments are included in foreign currency translation adjustment within other comprehensive income.

During 2007, as part of an overall risk management strategy and in consideration of various preliminary financing scenarios associated with the acquisition of OBS, Schering-Plough purchased euro-denominated currency options to mitigate its exposure in the event there was a significant strengthening in the Euro as compared to the U.S. Dollar. Schering-Plough purchased the options for aggregate premiums of approximately $165 million and received proceeds of $675 million upon the termination of these options, resulting in a net realized gain of $510 million. These derivatives did not qualify for hedge accounting in accordance with SFAS 133. Accordingly, the gain on these derivatives was recognized in the Statement of Consolidated Operations. These derivatives were short-term (trading) in nature and did not hedge a specific financing or investment transaction. Accordingly, the cash impacts of these derivatives have been classified as operating cash flows in the Statement of Consolidated Cash Flows. See Note 6, "Other (Income)/Expense, Net." As of December 31, 2007, there were no open foreign currency option contracts.

During 2007, Schering-Plough executed a series of interest rate swaps in anticipation of financing the acquisition of OBS. The objective of the swaps was to hedge the interest rate payments to be made on future issuances of debt. As such, the swaps were designated as cash flow hedges of future interest payments, and in accordance with SFAS 133, the effective portion of the gains or losses on the hedges are reported in other comprehensive income and any ineffective portion is reported in operations. In connection with the euro-denominated debt issuances as described in Note 14, "Borrowings and Other Commitments," portions of the swaps were deemed ineffective and Schering-Plough recognized a $7 million loss in the Statement of Consolidated Operations. The effective portion of the swaps of $12 million was recorded in other comprehensive income and is being recognized as interest expense over the life of the related debt. The cash flows related to these interest rate swaps have been classified as operating cash flows in the Statement of Consolidated Cash Flows. See Note 6, "Other (Income)/Expense, Net." As of December 31, 2007, there were no open interest rate swaps.

Schering-Plough mitigates credit risk on derivative instruments by dealing only with counterparties considered to be of high credit quality. Accordingly, Schering-Plough does not anticipate loss for non-performance. Schering-Plough does not enter into derivative instruments in a manner to generate trading profits. Schering-Plough classifies cash flows from derivatives accounted for as hedges in the same category as the item being hedged.

The table below presents the carrying values and estimated fair values for certain of Schering-Plough's financial instruments at December 31 2007 and 2006. Estimated fair values were determined based on market prices, where available, or dealer quotes. The carrying values of all other financial instruments, including cash and cash equivalents, approximated their estimated fair values at December 31, 2007 and 2006.

	2007		2006	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(Dollars in millions)			
ASSETS:				
Short-term investments	$ 32	$ 32	$3,267	$3,267
Long-term investments	200	200	145	145
LIABILITIES:				
Short-term borrowings and current portion of long-term debt	$ 461	$ 461	$ 242	$ 242
Long-term debt	9,019	9,130	2,414	2,497

Long-term Investments

Long-term investments, which are included in other non-current assets, primarily consist of debt and equity securities held in non-qualified trusts to fund long-term employee benefit obligations, which are included as liabilities in the Consolidated Balance Sheets. These assets can only be used to fund the related employee benefit obligations.

16. SHAREHOLDERS' EQUITY

Preferred Shares

As of December 31, 2007, Schering-Plough has authorized 50,000,000 shares of preferred stock that consists of 11,500,000 preferred shares designated as 6 percent Mandatory Convertible Preferred Stock and 38,500,000 preferred shares whose designations have not yet been determined. As of December 31, 2007, 10,000,000 of the shares of 6 percent Mandatory Convertible Preferred Stock are issued and outstanding.

2007 Mandatory Convertible Preferred Stock

On August 15, 2007, Schering-Plough issued 10,000,000 shares of 6 percent Mandatory Convertible Preferred Stock (the 2007 Preferred Stock) with a face value of $2.5 billion. Net proceeds to Schering-Plough were approximately $2.4 billion after deducting commissions, discounts and other underwriting expenses. Schering-Plough used the net proceeds from the sale of the 2007 Preferred Stock to fund a portion of the purchase price for the OBS acquisition. See Note 2, "Acquisition", for additional information.

Each share of the 2007 Preferred Stock will automatically convert into between 7.4206 and 9.0909 common shares of Schering-Plough depending on the average closing price of Schering-Plough's common shares over the 20 trading day period ending on the third trading day prior to the mandatory conversion date of August 13, 2010, as defined in the prospectus. The preferred shareholders may elect to convert at any time prior to August 13, 2010, at the minimum conversion ratio of 7.4206 common shares per share of the 2007 Preferred Stock. Additionally, if at any time prior to the mandatory conversion date the closing price of Schering-Plough's common shares exceeds $50.53 (for at least 20 trading days within a period of 30 consecutive trading days), Schering-Plough may elect to cause the conversion of all, but not less than all, of the 2007 Preferred Stock then outstanding at the same minimum conversion ratio of 7.4206 common shares for each share of 2007 Preferred Stock.

The 2007 Preferred Stock accrues dividends at an annual rate of 6 percent on shares outstanding. The dividends are cumulative from the date of issuance and, to the extent Schering-Plough is legally permitted to pay dividends and the Board of Directors declares a dividend payable, Schering-Plough will pay dividends on each dividend payment date. The dividend payment dates are February 15, May 15, August 15 and November 15 of each year, with the first dividend to be paid on November 15, 2007.

2004 Mandatory Convertible Preferred Stock

During the year ended December 31, 2007, all shares of 6 percent Mandatory Convertible Preferred Stock issued on August 10, 2004 (the 2004 Preferred Stock) were converted into 64,584,929 shares of Schering-Plough common stock.

Notes to Consolidated Financial Statements — (Continued)

Following conversion, all 28,750,000 shares of 2004 Preferred Stock resumed their status as authorized and unissued preferred stock, undesignated as to series and available for future issuance.

Equity Issuance and Treasury Shares

On August 15, 2007, Schering-Plough issued 57,500,000 common shares from treasury shares at $27.50 per share. Net proceeds to Schering-Plough were approximately $1.5 billion after deducting commissions, discounts and other underwriting expenses. Schering-Plough used the net proceeds from the sale of the common shares to fund a portion of the purchase price for the OBS acquisition. See Note 2, "Acquisition," for additional information.

A summary of treasury share transactions for the years ended December 31 is as follows:

	2007	2006	2005
	(Shares in millions)		
Share balance at January 1	547	550	555
Issuance of common shares	(57)	—	—
Stock incentive plans activities	—	(3)	(5)
Share balance at December 31	490	547	550

Included in the treasury share balance is 70.2 million shares that were acquired by a subsidiary of Schering-Plough through an open-market purchase program in 1994-1995. These shares are not considered treasury shares under New Jersey law; however, like treasury shares, they may not be voted and are not considered outstanding shares for determining the necessary votes to approve a matter submitted to a stockholder vote. The subsidiary does not receive dividends on these shares.

Effective September 17, 2007, the Board of Directors of Schering-Plough adopted an amended and restated certificate of incorporation, reflecting both the automatic conversion of the 2004 Preferred Stock issued into shares of common stock on September 14, 2007 and the terms of the 2007 Preferred Stock.

17. INSURANCE COVERAGE

Schering-Plough maintains insurance coverage with such deductibles and self-insurance as management believes adequate for its needs under current circumstances. Such coverage reflects market conditions (including cost and availability) existing at the time it is written, and the relationship of insurance coverage to self-insurance varies accordingly. Schering-Plough self-insures a substantial proportion of risk as it relates to products' liability, as the availability of commercial insurance has become more restrictive. Schering-Plough continually assesses the best way to provide for its insurance needs.

18. SEGMENT INFORMATION

Schering-Plough has three reportable segments: Human Prescription Pharmaceuticals, Animal Health and Consumer Health Care. The segment sales and (loss)/profit data that follow are consistent with Schering-Plough's current management reporting structure. The Human Prescription Pharmaceuticals segment discovers, develops, manufactures and markets human pharmaceutical products. The Animal Health segment discovers, develops, manufactures and markets animal health products. The Consumer Health Care segment develops, manufactures and markets over-the-counter, foot care and sun care products, primarily in the U.S.

Notes to Consolidated Financial Statements — (Continued)

Net Sales by Major Product and by Segment:

	2007	2006	2005
	(Dollars in millions)		
HUMAN PRESCRIPTION PHARMACEUTICALS	**$10,173**	**$ 8,561**	**$7,564**
REMICADE	1,648	1,240	942
NASONEX	1,092	944	737
PEGINTRON	911	837	751
TEMODAR	861	703	588
CLARINEX/AERIUS	799	722	646
CLARITIN RX	391	356	371
AVELOX	384	304	228
INTEGRILIN	332	329	315
REBETOL	277	311	331
CAELYX	257	206	181
INTRON A	233	237	287
SUBUTEX/SUBOXONE	220	203	197
ASMANEX	162	103	11
OTHER PHARMACEUTICAL	2,606	2,066	1,979
ANIMAL HEALTH	**1,251**	**910**	**851**
CONSUMER HEALTH CARE	**1,266**	**1,123**	**1,093**
OTC	682	558	556
Foot Care	345	343	333
Sun Care	239	222	204
CONSOLIDATED NET SALES	**$12,690**	**$10,594**	**$9,508**

Net Sales by Geographic Area:

	2007	2006	2005
	(Dollars in millions)		
United States	$ 4,597	$ 4,192	$3,589
Europe and Canada	5,500	4,403	4,040
Latin America	1,359	990	884
Pacific Area and Asia	1,234	1,009	995
Consolidated net sales	$12,690	$10,594	$9,508

Schering-Plough has subsidiaries in more than 55 countries outside the U.S. Net sales are presented in the geographic area in which Schering-Plough's customers are located. The following foreign countries accounted for 5 percent or more of consolidated net sales during the past three years:

	2007		2006		2005	
	Net Sales	% of Consolidated Net Sales	Net Sales	% of Consolidated Net Sales	Net Sales	% of Consolidated Net Sales
	(Dollars in millions)					
Total International net sales	$8,093	64%	$6,402	60%	$5,919	62%
France	965	8%	809	8%	771	8%
Japan	709	6%	669	6%	687	7%
Canada	578	5%	478	5%	418	4%
Italy	498	4%	441	4%	457	5%

Net sales by customer:

Sales to a single customer that accounted for 10 percent or more of Schering-Plough's consolidated net sales during the past three years are as follows:

	2007		2006		2005	
	Net Sales	% of Consolidated Net Sales	Net Sales	% of Consolidated Net Sales	Net Sales	% of Consolidated Net Sales
	(Dollars in millions)					
McKesson Corporation	$1,526	12%	$1,159	11%	$1,073	11%
Cardinal Health	1,196	9%	1,019	10%	841	9%

(Loss)/Profit by segment

	Year Ended December 31,		
	2007[1]	2006	2005
	(Dollars in millions)		
Human Prescription Pharmaceuticals	$(1,206)	$1,394	$ 733
Animal Health	(582)	120	120
Consumer Health Care	275	228	235
Corporate and other (including net interest income of $150 million, $125 million and $13 million in 2007, 2006 and 2005, respectively)	298	(259)	(591)
Consolidated (loss)/profit before tax and cumulative effect of a change in accounting principle	$(1,215)	$1,483	$ 497

(1) In 2007, the Human Prescription Pharmaceuticals segment's loss includes $3.4 billion of purchase accounting items, including acquired in-process research and development of $3.2 billion. In 2007, the Animal Health segment's loss includes $721 million of purchase accounting items, including acquired in-process research and development of $600 million.

Schering-Plough's net sales do not include sales of VYTORIN and ZETIA, which are managed in the joint venture with Merck, as Schering-Plough accounts for this joint venture under the equity method of accounting (see Note 4, "Equity Income," for additional information). The Human Prescription Pharmaceuticals segment includes equity income from the Merck/Schering-Plough joint venture.

"Corporate and other" includes interest income and expense, foreign exchange gains and losses, currency option gains, headquarters expenses, special charges and other miscellaneous items. The accounting policies used for segment reporting are the same as those described in Note 1, "Summary of Significant Accounting Policies."

In 2007, "Corporate and other" includes special and acquisition related charges of $84 million, comprised of $61 million of integration-related costs for the OBS acquisition and $23 million of severance charges as part of integration activities. It is estimated the charges relate to the reportable segments as follows: Human Prescription Pharmaceuticals — $27 million, Animal Health — $11 million and Corporate and other — $46 million.

In 2006, "Corporate and other" includes special charges of $102 million primarily related to changes to Schering-Plough's manufacturing operations in the U.S. and Puerto Rico announced in June 2006, all of which related to the Human Prescription Pharmaceuticals segment. Included in 2006 cost of sales were charges of approximately $146 million from the manufacturing streamlining actions that were primarily related to the Human Prescription Pharmaceuticals segment.

In 2005, "Corporate and other" includes special charges of $294 million, including $28 million of employee termination costs, $16 million of asset impairment and other charges, and an increase in litigation reserves by $250 million resulting in a total reserve of $500 million representing Schering-Plough's current estimate to resolve the Massachusetts Investigation as well as the investigations and the state litigation disclosed under "AWP Litigation and Investigations" in Note 20, "Legal, Environmental and Regulatory Matters." It is estimated that the charges relate to the reportable segments as follows: Human Prescription Pharmaceuticals — $289 million; Consumer Health Care — $2 million; Animal Health — $1 million; and Corporate and other — $2 million.

Notes to Consolidated Financial Statements — (Continued)

Supplemental sales information:

Sales of products comprising 10 percent or more of Schering-Plough's U.S. or international sales for the year ended December 31, 2007, were as follows:

	Amount	Percentage
	(Dollars in millions)	
U.S.		
Nasonex	$ 667	15%
OTC Claritin	445	10%
International		
Remicade	$1,648	20%

Long-lived Assets by Geographic Location

	2007	2006	2005
	(Dollars in millions)		
United States	$ 4,310	$2,547	$2,538
Netherlands	7,057	1	1
Ireland	3,414	488	486
Singapore	678	824	840
Other	1,823	804	908
Total	$17,282	$4,664	$4,773

Long-lived assets shown by geographic location are primarily intangibles and property. The significant increase in long-lived assets as of December 31, 2007 is due to the OBS acquisition.

Schering-Plough does not disaggregate assets on a segment basis for internal management reporting and, therefore, such information is not presented.

19. CONSENT DECREE

In May 2002, Schering-Plough agreed with the FDA to the entry of a Consent Decree to resolve issues related to compliance with current Good Manufacturing Practices (cGMP) at certain of Schering-Plough's facilities in New Jersey and Puerto Rico (the "Consent Decree" or the "Decree"). In summary, the Decree required Schering-Plough to make payments totaling $500 million in two equal installments of $250 million, which were paid in 2002 and 2003. In addition, the Decree required Schering-Plough to complete revalidation programs for manufacturing processes used to produce bulk active pharmaceutical ingredients and finished drug products at the covered facilities, as well as to implement a comprehensive cGMP Work Plan for each such facility. Schering-Plough completed all of the requirements in accordance with the schedules required by the Decree and obtained third-party certification of its completion of the Work Plan as required under the Decree.

On August 2, 2007, Schering-Plough announced the dissolution of the Consent Decree by the U.S. District Court for the District of New Jersey.

20. LEGAL, ENVIRONMENTAL AND REGULATORY MATTERS

Background

Schering-Plough is involved in various claims, investigations and legal proceedings.

Schering-Plough records a liability for contingencies when it is probable that a liability has been incurred and the amount can be reasonably estimated. Schering-Plough adjusts its liabilities for contingencies to reflect the current best estimate of probable loss or minimum liability, as the case may be. Where no best estimate is determinable, Schering-Plough records the minimum amount within the most probable range of its liability. Expected insurance recoveries have not been considered in determining the amounts of recorded liabilities for environmental related matters.

If Schering-Plough believes that a loss contingency is reasonably possible, rather than probable, or the amount of loss cannot be estimated, no liability is recorded. However, where a liability is reasonably possible, disclosure of the loss contingency is made.

Schering-Plough reviews the status of all claims, investigations and legal proceedings on an ongoing basis, including related insurance coverages. From time to time, Schering-Plough may settle or otherwise resolve these matters on terms and conditions management believes are in the best interests of Schering-Plough. Resolution of any or all claims, investigations and legal proceedings, individually or in the aggregate, could have a material adverse effect on Schering-Plough's consolidated results of operations, cash flows or financial condition.

Except for the matters discussed in the remainder of this Note, the recorded liabilities for contingencies at December 31, 2007, and the related expenses incurred during the year ended December 31, 2007, were not material. In the opinion of management, based on the advice of legal counsel, the ultimate outcome of these matters, except matters discussed in the remainder of this Note, will not have a material impact on Schering-Plough's consolidated results of operations, cash flows or financial condition.

ENHANCE Matter

On January 14, 2008, the Merck / Schering-Plough cholesterol joint venture announced the primary endpoint and other results of the ENHANCE (Effect of Combination Ezetimibe and High-Dose Simvastatin vs. Simvastatin Alone on the Atherosclerotic Process in Patients with Heterozygous Familial Hypercholesterolemia) clinical trial. Schering-Plough encountered a challenge when results of the ENHANCE trial and joint venture products, ZETIA and VYTORIN, became the subject of much media scrutiny prior to fuller discussions of the trial results at appropriate medical forums. A discussion is scheduled for the American College of Cardiology meeting on March 30, 2008.

Schering-Plough, the joint venture and/or its joint venture partner, Merck & Co., Inc. ("Merck"), have received several letters from Congress, including the House Committee on Energy and Commerce, the House Subcommittee on Oversight and Investigations, and the ranking minority member of the Senate Finance Committee, collectively seeking a combination of witness interviews, documents and information on a variety of issues related to the Merck/Schering-Plough cholesterol joint venture's ENHANCE clinical trial, the companies' sale and promotion of VYTORIN, as well as sales of stock by the companies' corporate officers since April 2006; and several subpoenas from state officials (such as the State Attorney General or State Department of Justice) in several states, including Connecticut, New York and Oregon, seeking similar information and documents.

Schering-Plough is cooperating with these investigations and working with Merck to respond to the inquiries.

In addition, since mid-January 2008, Schering-Plough has become aware of or been served with litigation, including civil class action lawsuits alleging common law and state consumer fraud claims in connection with Schering-Plough's sale and promotion of the Merck/Schering-Plough joint-venture products' VYTORIN and ZETIA; several putative shareholder securities class action lawsuits (where several officers are also named defendants) alleging false and misleading statements and omissions by Schering-Plough and its representatives related to the timing of disclosures concerning the ENHANCE results, allegedly in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934; a Shareholder Derivative Action alleging that the Board of Directors breached its fiduciary obligations relating to the timing of the release of the ENHANCE results; and a letter on behalf of a single shareholder requesting that the Board of Directors investigate the allegations of the putative securities class actions and, if warranted, bring any appropriate legal action on behalf of Schering-Plough.

Schering-Plough is cooperating fully in the government investigations and intends to vigorously defend the lawsuits that have been filed related to the ENHANCE study.

Patent Matters

As described in "Patents, Trademarks, and Other Intellectual Property Rights" under Item I, Business, of Schering-Plough's 2007 10-K, intellectual property protection is critical to Schering-Plough's ability to successfully commercialize its product innovations. The potential for litigation regarding Schering-Plough's intellectual property rights always exists and may be initiated by third parties attempting to abridge Schering-Plough's rights, as well as by Schering-Plough in protecting its rights. Patent matters described below have a potential material effect on Schering-Plough.

DR. SCHOLL'S FREEZE AWAY

On July 26, 2004, OraSure Technologies filed an action in the U.S. District Court for the Eastern District of Pennsylvania alleging patent infringement by Schering-Plough Healthcare Products by its sale of DR. SCHOLL'S FREEZE AWAY wart removal product. This matter was settled with no material impact on Schering-Plough's financial statements and a stipulation dismissing the action was filed by the parties on February 15, 2008.

AWP Litigation and Investigations

Schering-Plough continues to respond to existing and new litigation by certain states and private payors and investigations by the Department of Health and Human Services, the Department of Justice and several states into industry and Schering-Plough practices regarding average wholesale price (AWP). Schering-Plough is cooperating with these investigations.

These litigations and investigations relate to whether the AWP used by pharmaceutical companies for certain drugs improperly exceeds the average prices paid by providers and, as a consequence, results in unlawful inflation of certain reimbursements for drugs by state programs and private payors that are based on AWP. The complaints allege violations of federal and state law, including fraud, Medicaid fraud and consumer protection violations, among other claims. In the majority of cases, the plaintiffs are seeking class certifications. In some cases, classes have been certified. The outcome of these litigations and investigations could include substantial damages, the imposition of substantial fines, penalties and injunctive or administrative remedies.

Securities and Class Action Litigation

Federal Securities Litigation

Following Schering-Plough's announcement that the FDA had been conducting inspections of Schering-Plough's manufacturing facilities in New Jersey and Puerto Rico and had issued reports citing deficiencies concerning compliance with current Good Manufacturing Practices, several lawsuits were filed against Schering-Plough and certain named officers. These lawsuits allege that the defendants violated the federal securities law by allegedly failing to disclose material information and making material misstatements. Specifically, they allege that Schering-Plough failed to disclose an alleged serious risk that a new drug application for CLARINEX would be delayed as a result of these manufacturing issues, and they allege that Schering-Plough failed to disclose the alleged depth and severity of its manufacturing issues. These complaints were consolidated into one action in the U.S. District Court for the District of New Jersey, and a consolidated amended complaint was filed on October 11, 2001, purporting to represent a class of shareholders who purchased shares of Schering-Plough stock from May 9, 2000 through February 15, 2001. The complaint seeks compensatory damages on behalf of the class. The Court certified the shareholder class on October 10, 2003. Notice of pendency of the class action was sent to members of that class in July 2007. Discovery has been completed, and motions for summary judgment have been briefed and are pending.

ERISA Litigation

On March 31, 2003, Schering-Plough was served with a putative class action complaint filed in the U.S. District Court in New Jersey alleging that Schering-Plough, retired Chairman, CEO and President Richard Jay Kogan, Schering-Plough's Employee Savings Plan (Plan) administrator, several current and former directors, and certain corporate officers (Messrs. LaRosa and Moore) breached their fiduciary obligations to certain participants in the Plan. The complaint seeks damages in the amount of losses allegedly suffered by the Plan. The complaint was dismissed on June 29, 2004. The plaintiffs appealed. On August 19, 2005 the U.S. Court of Appeals for the Third Circuit reversed the dismissal by the District Court and the matter has been remanded back to the District Court for further proceedings.

K-DUR Antitrust Litigation

Schering-Plough had settled patent litigation with Upsher-Smith, Inc. (Upsher-Smith) and ESI Lederle, Inc. (Lederle) relating to generic versions of K-DUR, Schering-Plough's long-acting potassium chloride product supplement used by cardiac patients, for which Lederle and Upsher Smith had filed Abbreviated New Drug Applications. Following the commencement of an FTC administrative proceeding alleging anti-competitive effects from those settlements (which has been resolved in Schering-Plough's favor), alleged class action suits were filed in federal and state courts on behalf of direct and indirect purchasers of K-DUR against Schering-Plough, Upsher-Smith and Lederle. These suits claim violations of federal and state antitrust laws, as well as other state statutory and common law causes of action. These suits seek unspecified damages. Discovery is ongoing.

Third-party Payor Actions

Several purported class action litigations have been filed following the announcement of the settlement of the Massachusetts Investigation. Plaintiffs in these actions seek damages on behalf of third-party payors resulting from the allegations of off-label promotion and improper payments to physicians that were at issue in the Massachusetts Investigation.

Notes to Consolidated Financial Statements — (Continued)

Tax Matters

In October 2001, IRS auditors asserted that two interest rate swaps that Schering-Plough entered into with an unrelated party should be recharacterized as loans from affiliated companies, resulting in additional tax liability for the 1991 and 1992 tax years. In September 2004, Schering-Plough made payments to the IRS in the amount of $194 million for income tax and $279 million for interest. Schering-Plough filed refund claims for the tax and interest with the IRS in December 2004. Following the IRS's denial of Schering-Plough's claims for a refund, Schering-Plough filed suit in May 2005 in the U.S. District Court for the District of New Jersey for refund of the full amount of the tax and interest. This refund litigation is currently being tried in Newark District court. Schering-Plough's tax reserves were adequate to cover the above-mentioned payments.

Pending Administrative Obligations

In connection with the settlement of an investigation with the U.S. Department of Justice and the U.S. Attorney's Office for the Eastern District of Pennsylvania, Schering-Plough entered into a five-year corporate integrity agreement (CIA). The CIA was amended in August of 2006 in connection with the settlement of the Massachusetts Investigation, commencing a new five-year term. Failure to comply with the obligations under the CIA could result in financial penalties.

Other Matters

Products Liability

Beginning in May of 2007, a number of complaints have been filed in various jurisdictions asserting claims against Organon USA, Inc., Organon Pharmaceuticals USA, Inc., and/or Organon International ("Organon") arising from Schering-Plough's marketing and sale of NuvaRing, a combined hormonal contraceptive vaginal ring. The plaintiffs contend that Organon failed to adequately warn of the alleged increased risk of venous thromboembolism ("VTE") posed by NuvaRing, and/or downplayed the risk of VTE. The plaintiffs seek damages for injuries allegedly sustained from their product use, including some alleged deaths, heart attacks and strokes. The majority of the cases are currently pending in the United States District Court for the District of New Jersey. Other cases are pending in Wisconsin, Missouri, New York and Georgia.

French Matter

Based on a complaint to the French competition authority from a competitor in France and pursuant to a court order, the French competition authority has obtained documents from a French subsidiary of Schering-Plough relating to Subutex, one of the products that the subsidiary markets and sells. Any resolution of this matter adverse to the French subsidiary could result in the imposition of civil fines and injunctive or administrative remedies. On July 17, 2007, the Juge des Libertés et de la Détention ordered the annulment of the search and seizure on procedural grounds. On July 19, 2007, the French authority appealed the order to the French Supreme Court.

In April 2007, the competitor also requested interim relief, a portion of which was granted by the French competition authority in December 2007. The interim relief required Schering-Plough's French subsidiary to publish in two specialized newspapers information including that the generic has the same quantitative and qualitative composition and the same pharmaceutical form as, and is substitutable for, Subutex. In February 2008, the Paris Court of Appeal confirmed the decision of the French competition authority.

Environmental

Schering-Plough has responsibilities for environmental cleanup under various state, local and federal laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund. At several Superfund sites (or equivalent sites under state law), Schering-Plough is alleged to be a potentially responsible party (PRP). Schering-Plough believes that it is remote at this time that there is any material liability in relation to such sites. Schering-Plough estimates its obligations for cleanup costs for Superfund sites based on information obtained from the federal Environmental Protection Agency (EPA), an equivalent state agency and/or studies prepared by independent engineers, and on the probable costs to be paid by other PRPs. Schering-Plough records a liability for environmental assessments and/or cleanup when it is probable a loss has been incurred and the amount can be reasonably estimated.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Schering-Plough Corporation

We have audited the accompanying consolidated balance sheets of Schering-Plough Corporation and subsidiaries (the "Company") at December 31, 2007 and 2006, and the related statements of consolidated operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Schering-Plough Corporation and subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised 2004), *Share-Based Payment*. As discussed in Note 8 to the consolidated financial statements, effective December 31, 2006, the Company adopted SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*. As discussed in Note 1 to the consolidated financial statements, effective January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 29, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Parsippany, New Jersey
February 29, 2008

Management's Report on Internal Control over Financial Reporting

The Management of Schering-Plough Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Schering-Plough's internal control system is designed to provide reasonable assurance to Schering-Plough's Management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Schering-Plough's Management assessed the effectiveness of Schering-Plough's internal control over financial reporting as of December 31, 2007. In making this assessment, Management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework*. Management's assessment of and conclusion on the effectiveness of internal control over financial reporting as of December 31, 2007 did not include a review of the business process controls of the OBS N.V. Management did not assess the internal control over financial reporting of OBS N.V., because the acquisition occurred on November 19, 2007, which is within one year prior to the date of the consolidated financial statements, as allowable under Securities and Exchange Commission guidelines. OBS N.V. represented approximately 18% of consolidated total assets at December 31, 2007 and approximately 5% of consolidated revenues for the year ended December 31, 2007. Based on its assessment, Management believes that, as of December 31, 2007, Schering-Plough's internal control over financial reporting is effective.

Schering-Plough's independent registered public accounting firm, Deloitte & Touche LLP, has issued an attestation report on the effectiveness of Schering-Plough's internal control over financial reporting. Their report follows.

Steven H. Koehler
Vice President and
Controller

Robert J. Bertolini
Executive Vice President and
Chief Financial Officer

Fred Hassan
Chairman and
Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Schering-Plough Corporation

We have audited the internal control over financial reporting of Schering-Plough Corporation and subsidiaries (the "Company") as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Organon BioSciences N.V., which was acquired on November 19, 2007, and whose financial statements constitute 18% of total assets and 5% of total revenues of the consolidated financial statement amounts as of and for the year ended December 31, 2007. Accordingly, our audit did not include the internal control over financial reporting at Organon BioSciences N.V. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007, of the Company and our report dated February 29, 2008, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company's adoption of Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised 2004), *Share-Based Payment*, SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, and Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*.

Deloitte + Touche LLP

Parsippany, New Jersey
February 29, 2008

Performance Graph

Comparison of Cumulative Total Return
For the Five Years Ended December 31, 2007



300
200
100
0
DOLLARS
Schering-Plough Corp.
Composite Peer Group
S&P 500 Index
2002
2003
2004
2005
2006
2007

	2002	2003	2004	2005	2006	2007
Schering-Plough Corporation	100	81	98	99	114	129
Composite Peer Group	100	108	100	96	112	118
S&P 500 Index	100	128	142	149	172	182

The graph above assumes a $100 investment on December 31, 2002, and reinvestment of all dividends, in each of Schering-Plough's Common Shares, the S&P 500 Index, and a composite peer group of the major U.S.-based pharmaceutical companies, which are: Abbott Laboratories, Bristol-Myers Squibb Company, Johnson & Johnson, Eli Lilly and Company, Merck & Co., Inc., Pfizer Inc. and Wyeth.

Selected Financial Data

	2007(1)	2006	2005	2004	2003
	(In millions, except per share figures and percentages)				
Operating Results					
Net sales	$12,690	$10,594	$ 9,508	$ 8,272	$ 8,334
Equity (income)	(2,049)	(1,459)	(873)	(347)	(54)
(Loss)/income before income taxes(2)	(1,215)	1,483	497	(168)	(46)
Net (loss)/income(2)	(1,473)	1,143	269	(947)	(92)
Net (loss)/income available to common shareholders(2)	(1,591)	1,057	183	(981)	(92)
Diluted (loss)/earnings per common share(2)	(1.04)	0.71	0.12	(0.67)	(0.06)
Basic (loss)/earnings per common share(2)	(1.04)	0.71	0.12	(0.67)	(0.06)
Research and development expenses	2,926	2,188	1,865	1,607	1,469
Acquired in-process research and development	3,754	—	—	—	—
Depreciation and amortization expenses	861	568	486	453	417
Financial Position and Cash Flows					
Property, net	$ 7,016	$ 4,365	$ 4,487	$ 4,593	$ 4,527
Total assets	29,156	16,071	15,469	15,911	15,271
Long-term debt(3)	9,019	2,414	2,399	2,392	2,410
Shareholders' equity	10,385	7,908	7,387	7,556	7,337
Capital expenditures	618	458	478	489	711
Financial Statistics					
Net (loss)/income as a percent of net sales	(11.6)%	10.8%	2.8%	(11.4)%	(1.1)%
Return on average shareholders' equity	(16.1)%	14.9%	3.6%	(12.7)%	(1.2)%
Net book value per common share(4)	$ 6.07	$ 5.10	$ 4.77	$ 4.91	$ 4.99
Other Data					
Cash dividends per common share	$ 0.25	$ 0.22	$ 0.22	$ 0.22	$ 0.565
Cash dividends paid on common shares	382	326	324	324	830
Cash dividends on preferred shares	99	86	86	30	—
Average shares outstanding used in calculating diluted earnings/(loss) per common share	1,536	1,491	1,484	1,472	1,469
Average shares outstanding used in calculating basic earnings/(loss) per common share	1,536	1,482	1,476	1,472	1,469
Common shares outstanding at year-end	1,621	1,487	1,479	1,474	1,471

(1) Operating results and other financial information reflects the closing of the OBS acquisition on November 19, 2007, including the impacts of purchase accounting in accordance with SFAS No. 141, "Business Combinations."

(2) 2007, 2006, 2005, 2004, and 2003 include special and acquisition related charges and manufacturing streamlining costs of $84, $248, $294, $153, and $599 million, respectively. See Note 3, "Special and Acquisition Related Charges and Manufacturing Streamlining," for additional information on these charges that were incurred in 2007, 2006, and 2005. The special charges incurred in 2004 included $119 million of employee termination costs and $34 million for asset impairment and related charges. Special charges in 2003 included the increases in litigation reserves of $350 million that resulted from the investigations into Schering-Plough's sales and marketing practices, approximately $179 million of employee termination costs related to the Voluntary Early Retirement Program announced in August 2003 and $70 million of asset impairment and other charges.

(3) The increase in long-term debt during 2007 primarily reflects the financing of the OBS acquisition.

(4) Assumes conversion of all 2007 mandatory convertible preferred stock into approximately 91 million common shares in 2007. Assumes conversion of all 2004 mandatory convertible preferred stock into approximately 65 million common shares in 2006, 69 million common shares in 2005 and 65 million common shares in 2004.

Schering-Plough Corporation and Subsidiaries
Quarterly Data (Unaudited)

	Three Months Ended							
	March 31		June 30		September 30		December 31	
	2007	2006	2007	2006	2007	2006	2007	2006
	(Dollars in millions, except per share figures)							
Net sales	$2,975	$2,551	$3,178	$2,818	$2,812	$2,574	$ 3,724	$2,650
Cost of sales	937	893	977	1,004	925	885	1,566	915
Gross margin	2,038	1,658	2,201	1,814	1,887	1,689	2,158	1,735
Selling, general and administrative	1,213	1,086	1,358	1,224	1,262	1,158	1,634	1,250
Research and development	707	481	696	539	669	536	855	631
Acquired in-process research and development	—	—	—	—	—	—	3,754	—
Other (income)/expense, net	(48)	(34)	(16)	(19)	(390)	(37)	(231)	(46)
Special charges and acquisition-related charges	1	—	11	80	20	10	52	12
Equity income from cholesterol joint venture	(487)	(311)	(490)	(355)	(506)	(390)	(566)	(403)
Income/(loss) before income taxes	652	436	642	345	832	412	(3,340)	291
Income tax expense	87	86	103	86	82	103	(14)	87
Net income/(loss) before cumulative effect of a change in accounting principle	$ 565	$ 350	$ 539	$ 259	$ 750	$ 309	$(3,326)	$ 204
Cumulative effect of a change in accounting principle, net of tax	—	(22)	—	—	—	—	—	—
Net income/(loss)	$ 565	$ 372	$ 539	$ 259	$ 750	$ 309	$(3,326)	$ 204
Dividends on preferred shares	22	22	22	22	37	22	38	22
Net income/(loss) available to common shareholders	$ 543	$ 350	$ 517	$ 237	$ 713	$ 287	$(3,364)	$ 182
Diluted earnings/(loss) per common share:								
Earnings/(loss) available to common shareholders before cumulative effect of a change in accounting principle	$ 0.36	$ 0.22	$ 0.34	$ 0.16	$ 0.45	$ 0.19	$ (2.08)	$ 0.12
Cumulative effect of a change in accounting principle, net of tax	—	0.02	—	—	—	—	—	—
Diluted earnings per common share	$ 0.36	$ 0.24	$ 0.34	$ 0.16	$ 0.45	$ 0.19	$ (2.08)	$ 0.12
Basic earnings/(loss) per common share:								
Earnings/(loss) available to common shareholders before cumulative effect of a change in accounting principle	$ 0.37	$ 0.22	$ 0.35	$ 0.16	$ 0.46	$ 0.19	$ (2.08)	$ 0.12
Cumulative effect of a change in accounting principle, net of tax	—	0.02	—	—	—	—	—	—
Basic earnings/(loss) per common share:	$ 0.37	$ 0.24	$ 0.35	$ 0.16	$ 0.46	$ 0.19	$ (2.08)	$ 0.12
Dividends per common share	0.065	0.055	0.065	0.055	0.065	0.055	0.065	0.055
Common share prices:								
High	25.51	20.93	33.34	20.00	32.83	22.09	32.94	23.90
Low	22.75	18.00	25.42	18.25	27.26	18.60	26.20	21.25
Average shares outstanding for diluted EPS (in millions)	1,571	1,486	1,587	1,489	1,622	1,492	1,621	1,497
Average shares outstanding for basic EPS (in millions)	1,489	1,480	1,496	1,481	1,620	1,482	1,621	1,484

Operating results for the three month period ended December 31, 2007 reflects the closing of the OBS acquisition on November 19, 2007, including the impacts of purchase accounting in accordance with SFAS No. 141, "Business Combinations."

Net sales in the third quarter of 2006 included a favorable impact of approximately $47 million resulting from the reversal of previously accrued rebate amounts for the TRICARE Retail Pharmacy Program that a U.S. Federal Court of Appeals ruled pharmaceutical manufacturers are not obligated to pay.

Diluted earnings per common share for the three month period ended September 30, 2007 is calculated using a numerator of $731 million, which is the arithmetic sum of net income available to common shareholders of $713 million plus dividends of $18 million related to the 2004 preferred stock which are dilutive, and a denominator of 1,622 which represents the average diluted shares outstanding for the third quarter of 2007.

See Note 3, "Special and Acquisition Related Charges and Manufacturing Changes," to the Consolidated Financial Statements for additional information relating to special and acquisition-related charges and charges from Schering-Plough's announced manufacturing changes.

Schering-Plough's approximate number of holders of record of common shares as of January 31, 2008 was 34,185.

Reconciliation of Non-U.S. GAAP Financial Measures

Adjusted net sales, defined as net sales plus an assumed 50 percent of global cholesterol joint venture net sales.

	For the Years Ended December 31, 2007	2003
	(unaudited) (Dollars in millions)	
Net sales, as reported(1)	**$12,690**	**$8,334**
50 percent of cholesterol joint venture net sales(2)	2,559	238
Adjusted net sales	$15,249	$8,572

(1) Net sales for 2007 include $626 million recorded as a result of the Organon BioSciences acquisition on November 19, 2007 through year-end.

(2) Total net sales of the cholesterol joint venture for 2007 and 2003 were $5.1 billion and $475 million, respectively.

NOTE: Adjusted net sales, defined as net sales plus an assumed 50 percent of global cholesterol joint venture net sales, is a non-U.S. GAAP measure used by management in evaluating the performance of Schering-Plough's overall business. Schering-Plough believes that this performance measure contributes to a more complete understanding by investors of the overall results of the Company. Schering-Plough provides this information to supplement the reader's understanding of the importance to the Company of its share of results from the operations of the cholesterol joint venture. Net sales (excluding the cholesterol joint venture net sales) is required to be presented under U.S. GAAP. The cholesterol joint venture's net sales are included as a component of income from operations in the calculation of Schering-Plough's "Equity income." Net sales of the cholesterol joint venture do not include net sales of cholesterol products in non-joint venture territories.

Free cash flow, defined as cash provided by operating activities less payments for capital expenditures and dividends paid to common shareholders and preferred shareholders.

	For the Years Ended December 31, 2007	2003
	(unaudited) (Dollars in millions)	
Net cash provided by operating activities, as reported	**$2,630**	**$ 601**
Capital expenditures	(618)	(711)
Cash dividends paid to common shareholders	(382)	(830)
Cash dividends paid to preferred shareholders	(99)	—
Free cash flow	$1,531	$(940)

NOTE: Free cash flow is defined as cash provided by operating activities less payments for capital expenditures and dividends paid to common shareholders and preferred shareholders. Schering-Plough believes this performance measure contributes to a more complete understanding by investors of the overall results of the Company. Net cash provided by operating activities is required to be reported under U.S. GAAP.

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Senior Management

Stanley F. Barshay[3]
Chairman,
Consumer Health Care

Jeffrey Berkowitz[3]
Group Vice President,
Global Market Access &
U.S. Managed Markets

Robert J. Bertolini[1,2,3]
Executive Vice President and
Chief Financial Officer

Richard S. Bowles III, Ph.D.[3]
Senior Vice President,
Global Quality Operations

John M. Carroll[1,3]
Vice President,
Global Internal Audits

C. Ron Cheeley[1,2,3]
Senior Vice President,
Global Human Resources

Carrie S. Cox[1,2,3]
Executive Vice President and
President, Global Pharmaceuticals

William J. Creelman[1]
Vice President, Tax

Lisa W. DeBerardine[3]
Vice President, Strategic Planning &
Financial Forecasting

Michael J. DuBois[3]
Senior Vice President,
Global Licensing &
Strategic Alliances

Margriet Gabriel-Regis[3]
Senior Vice President,
Specialty Care Customer Group

Ellen Geisel[3]
Senior Vice President,
Primary Care Customer Group &
International Consumer Marketing

Francesco Granata[3]
Group Vice President and
President, EUCAN Region I

Fred Hassan[1,2,3]
Chairman and
Chief Executive Officer

Alex Kelly[3]
Group Vice President,
Global Communications &
Investor Relations

Steven H. Koehler[1,3]
Vice President and Controller

Thomas P. Koestler, Ph.D.[1,2,3]
Executive Vice President and
President, Schering-Plough
Research Institute (SPRI)

Raul E. Kohan[1,2,3]
Senior Vice President,
Corporate Excellence, and
Deputy Head,
Global Animal Health

Ismail Kola, Ph.D.[3]
Senior Vice President,
Discovery Research, SPRI, and
Chief Scientific Officer

Peter Kuiper[3]
Group Vice President, Operations,
The Netherlands

Joseph J. LaRosa[1]
Vice President,
Legal Affairs

James S. MacDonald, Ph.D.[3]
Executive Vice President,
Preclinical Development, SPRI

Ian A. T. McInnes, Ph.D.[1,3]
Senior Vice President and
President, Global Supply Chain

Sean McNicholas[3]
Senior Vice President,
Global Cardiovascular Products
and U.S. Sales

E. Kevin Moore[1,3]
Vice President and Treasurer

C. David Nicholson, Ph.D.[3]
Senior Vice President,
Global Project Management,
SPRI

David A. Piacquad[3]
Senior Vice President,
Business Development

Lori Queisser[1,2,3]
Senior Vice President,
Global Compliance &
Business Practices

Thomas J. Sabatino, Jr.[1,2,3]
Executive Vice President and
General Counsel

Karl D. Salnoske[1,3]
Vice President and
Chief Information Officer

Brent Saunders[1,2,3]
Senior Vice President and
President, Consumer Health Care

Robert J. Spiegel, M.D.[3]
Senior Vice President,
SPRI, and
Chief Medical Officer

Ruurd Stolp, D.V.M., Ph.D.[3]
Senior Vice President and
President, Global Animal Health

Bruno Strigini[3]
Group Vice President and
President, EUCAN Region II

Gregory J. Szpunar, Ph.D.[3]
Senior Vice President,
Pharmaceutical Sciences, SPRI

Masao Torii[3]
President, Schering-Plough K.K.,
Japan

Rodney Unsworth[3]
Group Vice President and
President, Asia-Pacific

Pierre Verstraete[3]
Group Vice President and
President, Latin America

Susan Ellen Wolf[1,3]
Corporate Secretary,
Vice President —
Governance and Associate
General Counsel

1 Corporate Officer
2 Executive Management Team
3 Operations Management Team

Product Names

The following trademarks indicated by Capital Letters are the property of, licensed to, promoted or distributed by Schering-Plough Corporation, its subsidiaries or related companies.

Prescription Pharmaceuticals

ASMANEX TWISTHALER
AVELOX
CAELYX
CERAZETTE
CIPRO
CLARINEX/AERIUS/NEOCLARITYNE
ELOCON/ELOCOM
FOLLISTIM/PUREGON
FORADIL
IMPLANON
INTEGRILIN
INTRON A/INTRONA
LEVITRA
LIVIAL
MARVELON/MERCILON
NASONEX
NITRO-DUR
NORCURON
NOXAFIL
NUVARING
ORGARAN
PEGINTRON
PEGINTRON REDIPEN
PROVENTIL HFA
QUADRIDERM
REBETOL
REMERON SOLTAB
REMICADE
SUBOXONE/SUBUTEX
TEMODAR/TEMODAL
VYTORIN/INEGY/ZINTREPID
ZEMURON/ESMERON/ESLAX
ZETIA/EZETROL/ZIENT

Animal Health Products

AQUAFLOR
BANAMINE/FINADYNE
BOVILIS/VISTA
CANINSULIN/VETSULIN
CIRCUMVENT PCV 2
COCCIVAC
ESTRUMATE
EXSPOT
GALAXY/ECLIPSE
INNOVAX ND-SB
KARSIVAN
M+PAC
NOBILIS GUMBORO
NOBIVAC DHP/CONTINUUM DAP
NUFLOR
OPTIMMUNE
OTOMAX/MOMETAMAX
PANACUR/SAFE-GUARD
PARACOX
PORCILIS APP
REGU-MATE/MATRIX
SCALIBOR
SLICE
TRI-MERIT
VASOTOP
ZUBRIN

HOMEAGAIN

Consumer Health Care Products

A+D
AFRIN
CLARITIN
COPPERTONE
DR. SCHOLL'S
DRIXORAL
LOTRIMIN AF
MIRALAX
TINACTIN/TINADERM

Corporate Information

Executive Offices:
The Company's executive offices are located at:
2000 Galloping Hill Road,
Kenilworth, N.J. 07033-0530
Telephone: (908) 298-4000

Annual Meeting:
The Annual Meeting of Shareholders of Schering-Plough Corporation will be held at 8 a.m., May 16, 2008, at The University of Memphis, FedEx Institute of Technology
365 Innovation Drive
Memphis, Tenn. 38152-3115

Registrar, Transfer & Dividend Disbursing Agent:
Schering-Plough Corporation
c/o BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, Pa. 15252-8015
Telephone: (877) 429-1240 or, from outside the U.S., (201) 680-6685

Certificates for Transfer and Address Changes Should Be Sent to:
Schering-Plough Corporation
c/o BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, Pa. 15252-8015
E-mail: shrrelations@bnymellon.com
Internet: www.bnymellon.com/shareowner/isd

Shares Listed:
New York Stock Exchange (Ticker Symbol: SGP)

Corporate Governance Listing Standards:
The Company submitted an unqualified certification to the New York Stock Exchange in 2007 regarding the Company's compliance with the NYSE corporate governance listing standards. In addition, the Company filed with the Securities and Exchange Commission, as exhibits to its 2007 10-K, certifications under Section 302 of the Sarbanes-Oxley Act of 2002 signed by the Chief Executive Officer and the Chief Financial Officer.

The Bank of New York's Systematic Investment Program for Schering-Plough:
A brochure describing The Bank of New York's Systematic Investment Program for Schering-Plough is available to shareholders. A copy may be obtained by calling or writing to BNY Mellon Shareowner Services or via the Schering-Plough corporate Web site. Through the program, shareholders of record may acquire shares of Schering-Plough common stock by reinvesting dividends or by cash purchases.

Corporate Web Site:
The Company's Web site address is www.schering-plough.com. Information of interest to shareholders is available in the Investor Relations section of the Web site, including news releases, investor frequently asked questions, SEC filings, corporate governance guidelines and the charters of Committees of the Board of Directors.

Schering-Plough's Web site also offers links to other Web sites providing information on Company products and treatment categories as well as patient assistance and support programs.

Investor Inquiries:
Information for investors can be found in the Investor Relations section of the Web site, or investors can call the Investor Relations Department at (908) 298-7436.

Media Inquiries:
Information for the media can be found in the News & Media section of the Company's Web site, or journalists can call (908) 298-7400.

10-K Report Available:
The Corporation's 2007 annual report on Form 10-K filed with the Securities and Exchange Commission is available without charge via the Company's Web site or by writing to the Investor Relations Department at the Executive Offices address shown above.

Board of Directors



Members of the Board of Directors are, from left, Hans W. Becherer, Thomas J. Colligan, Fred Hassan, C. Robert Kidder, Philip Leder, M.D., Eugene R. McGrath, Carl E. Mundy, Jr., Antonio M. Perez, Patricia F. Russo, Jack L. Stahl, Craig B. Thompson, M.D., Kathryn C. Turner, Robert F. W. van Oordt and Arthur F. Weinbach.

Hans W. Becherer[1,3,5,7]
Retired Chairman, Chief Executive Officer
and Chief Operating Officer
Deere & Company
Manufacturer of Mobile Power Machinery and
Supplier of Financial Services

Thomas J. Colligan[1,4,7,8]
Vice Dean of Executive Education,
The Wharton School of the
University of Pennsylvania

Fred Hassan[7]
Chairman of the Board and Chief Executive Officer

C. Robert Kidder[3,4]
Chairman and Chief Executive Officer
3Stone Advisors LLC
Private Investment Firm

***Philip Leder, M.D.**[2,6]
Chairman Emeritus and Professor
Department of Genetics
Harvard Medical School

Eugene R. McGrath[1,2,6]
Retired Chairman, President and Chief
Executive Officer and Current Director
Consolidated Edison, Inc.
Energy Company

Carl E. Mundy, Jr.[2,4,5]
Retired General and Former Commandant
U.S. Marine Corps

Antonio M. Perez[5]
Chairman of the Board and Chief Executive Officer
Eastman Kodak Company
Imaging Innovator

Patricia F. Russo[3,5,7]
Chief Executive Officer and Director
Alcatel-Lucent
Communications Company

Jack L. Stahl[3,4]
Retired President and Chief Executive Officer
Revlon, Inc.
Cosmetics Company

Craig B. Thompson, M.D.[6]
Director of the Abramson Cancer Center and
Professor of Medicine, University of Pennsylvania
School of Medicine

Kathryn C. Turner[2,4,5,6]
Chairperson, Chief Executive Officer and President
Standard Technology, Inc.
Management and Technology Solutions Firm

Robert F. W. van Oordt[1,2,5,7]
Chairman of the Supervisory Board
Unibail-Rodamco S.A.
Real Estate Investment Company

Arthur F. Weinbach[3,4]
Executive Chairman and Chairman of the Board
Broadridge Financial Solutions, Inc.
Financial Services Company

1 Audit Committee
2 Business Practices Oversight Committee
3 Compensation Committee
4 Finance Committee
5 Nominating and Corporate Governance Committee
6 Science and Technology Committee
7 Executive Committee
8 Designated Audit Committee financial expert

* *Retiring as of May 16, 2008*

END

Schering-Plough

Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, NJ 07033-0530
USA
908.298.4000
www.schering-plough.com